Exhibit 99.1

IN TWENTY-TWENTY WE WERE AT THE OF CONNECTIONS WHEN IT MATTERED MOST. NOTICE OF 2021 ANNUAL GENERAL SHAREHOLDER MEETING AND MANAGEMENT PROXY CIRCULAR ANNUAL GENERAL MEETING APRIL 29, 2021

Important information

Change in director nominees

On March 18, 2021, after the printing of the Notice of 2021 annual general shareholder meeting and management proxy circular dated March 4, 2021, BCE Inc. was notified by Mr. Thomas E. Richards that he will not seek re-election to the board of directors at the 2021 annual general shareholder meeting. As a result, 14 directors will be nominated for election at the meeting and Mr. Richards’ name does not appear as a director nominee on the proxy form or voting instruction form.

What’s inside

FOUR WAYS

TO VOTE

BY PROXY

VOTING BY PROXY

IS THE EASIEST WAY

TO VOTE

Please refer to the proxy form or voting instruction form provided to you or to section 2, entitled About voting your shares, for more information on the voting methods available to you. If you elect to vote on the Internet or by telephone, you do not need to return your proxy form or voting instruction form.

Letter from the Chair of the Board

and the President and Chief Executive Officer

Dear fellow shareholders,

As part of our priority to protect the health and safety of the public and our team, BCE’s 2021 Annual General Shareholder Meeting will be available via live webcast only at BCE.ca/AGM2021 at 9:30 a.m. on Thursday, April 29, 2021.

As a shareholder, you have the right to vote your shares on all items that come before the meeting. Your vote is important and we facilitate voting by enabling you to vote by proxy at any time prior to the meeting. We encourage you to do so and have enabled voting on the Internet, by phone, by fax or by mail. You can also vote by attending the virtual meeting. Please refer to the instructions in section 2.1, entitled How to vote for further details.

This circular provides details about all the items for consideration at the meeting, such as information about nominated directors and their compensation, the auditors, our corporate governance practices and reports from the standing committees of the Board. The circular also contains detailed information about our philosophy, policies and programs for executive compensation and how your Board receives input from shareholders on these matters.

At the meeting, we will review our strategy, financial position, business operations and the value we deliver to shareholders. We also look forward to responding to your questions at the virtual meeting.

Thank you for your continued confidence in BCE. The Bell team has been front and centre in Canada’s response to the COVID-19 crisis, delivering the reliable network connections and innovative services to consumers, businesses and governments necessary to keep our country moving forward, while finding new ways to support our customers and communities throughout the challenges of an exceptional year.

Sincerely,

Gordon M. Nixon Mirko Bibic

Gordon M. Nixon	Mirko Bibic
Chair of the Board	President and CEO
March 4, 2021

BCE INC. 2021 PROXY CIRCULAR  |  1

Summary

Below are highlights of some of the important information you will find in this management proxy circular. These highlights do not contain all the information that you should consider. You should therefore read the circular in its entirety before voting.

SHAREHOLDER VOTING MATTERS

	BOARD VOTE RECOMMENDATION	PAGE REFERENCE FOR MORE INFORMATION

Election of 15 Directors	FOR each nominee	7 and 9

Appointing Deloitte LLP as Auditors	FOR	8

Advisory Resolution on Executive Compensation	FOR	8 and 45

OUR DIRECTOR NOMINEES

				COMMITTEE MEMBERSHIPS				BOARD AND COMMITTEE ATTENDANCE 2020

									OTHER PUBLIC BOARDS
NAME AND REGION INDEPENDENT	AGE	DIRECTOR SINCE	POSITION							TOP FOUR COMPETENCIES

M. Bibic Ontario	53	2020	President and CEO – BCE and Bell Canada					100%	–	• CEO/Senior Management • Government/Regulatory Affairs	• Media/Content • Telecommunications

D.F. Denison Ontario	68	2012	Corporate Director		C	✓		100%	2	• Accounting & Finance • CEO/Senior Management	• Governance • Human Resources/ Compensation

R.P. Dexter Nova Scotia	69	2014	Chair and CEO – Maritime Travel Inc.		✓		✓	100%	2	• Governance • Human Resources/ Compensation	• Retail/Customer • Risk Management

I. Greenberg Québec	78	2013	Corporate Director	✓	✓			100%	–	• CEO/Senior Management • Government/Regulatory Affairs	• Human Resources/ Compensation • Media/Content

K. Lee Ontario	57	2015	Corporate Director	✓		✓		83%	1	• Accounting & Finance • CEO/Senior Management	• Governance • Risk Management

M.F. Leroux Québec	66	2016	Corporate Director	✓		C		100%	3	• Accounting & Finance • CEO/Senior Management	• Governance • Retail/Customer

S.A. Murray Ontario	65	2020	Corporate Director		✓		✓	100%	3	• CEO/Senior Management • Investment Banking/Mergers & Acquisitions	• Governance • Human Resources/ Compensation

G.M. Nixon Ontario	64	2014	Corporate Director – Chair of the Board – BCE and Bell Canada					100%	2	• CEO/Senior Management • Human Resources/ Compensation	• Governance • Investment Banking/ Mergers & Acquisitions

L.P. Pagnutti Ontario	62	2020	Corporate Director	C			✓	100%	–	• Accounting & Finance • CEO/Senior Management	• Governance • Risk Management

T.E. Richards U.S.	66	2020	Corporate Director	✓	✓			60%(1)	1	• CEO/Senior Management • Human Resources/ Compensation	• Technology • Telecommunications

C. Rovinescu Québec	65	2016	Corporate Director		✓		C	100%	1	• CEO/Senior Management • Human Resources/ Compensation	• Retail/Customer • Risk Management

K. Sheriff Ontario	63	2017	Corporate Director				✓	100%	1	• CEO/Senior Management • Risk Management	• Technology • Telecommunications

R.C. Simmonds Ontario	67	2011	Chair – Lenbrook Corporation			✓	✓	100%	–	• Governance • Government/Regulatory Affairs	• Technology • Telecommunications

J. Tory Ontario	65	New Nominee	Corporate Director					N/A	1	• CEO/Senior Management • Governance	• Human Resources/ Compensation • Retail/Customer

C. Wright Ontario	47	New Nominee	Partner – Torys LLP					N/A	–	• Governance • Government/Regulatory Affairs	• Investment Banking/ Mergers & Acquisitions • Risk Management

(1)   Mr. Richards was unable to attend two Board meetings due to serious illness.

2  |  BCE INC. 2021 PROXY CIRCULAR

CORPORATE GOVERNANCE

BCE’s Board and management believe that strong corporate governance practices contribute to superior results in creating and maintaining shareholder value. That is why we continually seek to strengthen our leadership in corporate governance and ethical business conduct by adopting best practices and providing full transparency and accountability to our shareholders. The Board is responsible for the supervision of the business and affairs of the Corporation.

BOARD INFORMATION AND

GOVERNANCE BEST PRACTICES

15	Size of Board

14	Independent Directors

96%	2020 Board and Committee Director Attendance Record

Board Committee Members are All Independent

Board Diversity Policy and Target for Gender Representation

Annual Election of All Directors

Directors Elected Individually

Majority Voting Policy for Directors

Separate Chair and CEO

Board Interlocks Guidelines

Directors’ Tenure Guidelines

Board Renewal: 9 Non-Executive Director Nominees ≤6 Years Tenure

Share Ownership Guidelines for Directors and Executives

Code of Business Conduct and Ethics Program

Annual Advisory Vote on Executive Compensation

Formal Board Evaluation Process

Board Risk Oversight Practices

Robust Succession Planning

HIGHLIGHTS

•

Established a Risk and Pension Fund Committee of the Board, succeeding the Pension Committee, and delegated to the committee oversight responsibility for the Corporation’s risk management framework. Details on pages 22, 24 and 41.

•	Added ESG oversight to the Governance Committee responsibilities and enhanced ESG disclosure. Details on page 31.

•	Attained the target that each gender represent at least 30% of non-executive directors by the end of 2021, with women representing 36% of non-executive director nominees. Details on page 25.

•	Members of visible minorities represent 14% of non-executive director nominees. Details on page 25.

•

Proactively identified additional Board candidates with a view to ensuring the ongoing renewal of required competencies by the best possible talents. Proposes the election of Ms. Sheila Murray, Mr. Louis Pagnutti, Ms. Jennifer Tory and Mr. Cornell Wright to the Board of Directors at the 2021 annual general shareholder meeting, to ensure Board renewal with the appropriate mix of diversity, skills, expertise and experience. Details on pages 7, 13, 14, 16 and 17.

•	Conducted a comprehensive assessment of the effectiveness and performance of the Board and its committees. Details on page 27.

•	Approved our strategic plan, taking into account the opportunities and risks of the business units for the upcoming year. Details on page 21.

EXECUTIVE COMPENSATION

BCE is focused on a pay-for-performance approach for all team members, including our executives. In order to attract, motivate and retain top talent, the Corporation offers a competitive total compensation package, with target positioning at the 60th percentile of the comparator group for strong performers.

•	BASE SALARY: rewards the scope and responsibilities of a position, with target positioning at the median of our comparator group

•	ANNUAL INCENTIVE: encourages strong performance against yearly corporate and individual objectives

•	LONG-TERM INCENTIVE: aligns with long-term interests of shareholders.

The mix of vehicles awarded under the long-term incentive plan favours the execution of multiple objectives. They are structured to maximize shareholder value, share price, and capital return while providing a valuable retention tool in maintaining a world-class executive team. As noted in the Compensation Discussion & Analysis, following a comprehensive review of the LTIP, the Compensation Committee and Board of Directors determined that the 2021 LTIP will be revised and comprised of 50% RSUs and 50% PSUs, with no stock options granted in 2021.

2020 TARGET PAY AT RISK (1)

(1)

Based on 2020 actual base salary. Pay at risk is annual short-term incentive plan, RSU awards, PSU awards and option-based awards. At-risk components are based on target levels. Excludes pension and other compensation elements.

OVERVIEW OF EXECUTIVE COMPENSATION

BEST PRACTICES ADOPTED BY BCE

•	Stringent share ownership requirements

•	Emphasis on pay at risk for executive compensation

•	Double trigger change-in-control policy

•	Anti-hedging policy on share ownership and incentive compensation

•	Clawbacks for the President & CEO and all EVPs as well as all option holders

•	Caps on BCE Supplemental Executive Retirement Plans (SERP) and annual bonus payouts, in addition to mid- and long-term incentive grants

•	Vesting criteria fully aligned to shareholder interests. Details on page 54.

BCE INC. 2021 PROXY CIRCULAR  |  3

Notice of 2021 annual general shareholder meeting and meeting materials 1

1	Notice of 2021 annual general shareholder meeting and meeting materials

YOUR VOTE IS IMPORTANT

As a shareholder, it is very important that you read this material carefully and then vote your shares, either by proxy or at the virtual meeting.

In this document, you, your and shareholder refer to the common shareholders of BCE. We, us, our, Corporation and BCE refer to BCE Inc., unless otherwise indicated. The information in this document is at March 4, 2021, unless otherwise indicated.

When	Thursday, April 29, 2021, 9:30 a.m. (Eastern time)

Virtual meeting	Virtual-only meeting via live webcast online at BCE.ca/AGM2021

What the meeting is about	1.	receiving the financial statements for the year ended December 31, 2020, including the auditors’ reports
	2.	electing 15 directors who will serve until the end of the next annual shareholder meeting

	3.	appointing the auditors who will serve until the end of the next annual shareholder meeting

	4.	considering an advisory (non-binding) resolution on executive compensation

The meeting may also consider other business that properly comes before it.

You have the right to vote	You are entitled to receive notice of and vote at our meeting, or any adjournment, if you are a holder of common shares of the Corporation on March 15, 2021.

You have the right to vote your shares on items 2 to 4 listed above and any other items that may properly come before the meeting or any adjournment.

Meeting materials

As permitted by Canadian securities regulators, we are using notice-and-access to deliver this circular and our annual report (meeting materials) to both our registered and non-registered shareholders. This means that the meeting materials are being posted online for you to access rather than being mailed out. Notice-and-access gives shareholders more choice, substantially reduces our printing and mailing costs, and is environmentally friendly as it reduces paper and energy consumption.

You will still receive a form of proxy or a voting instruction form in the mail so you can vote your shares, but, instead of receiving a paper copy of the meeting materials, you will receive a notice with information about how you can access the meeting materials electronically and how to request a paper copy. The meeting materials are available at www.meetingdocuments.com/astca/bce, on our website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov.

You may request a paper copy of the meeting materials at no cost up to one year from the date the meeting materials were filed on SEDAR. You may make such a request at any time prior to the meeting on the Web at www.meetingdocuments.com/astca/bce or by contacting our transfer agent, AST Trust Company (Canada) (AST), at 1-800-561-0934 (toll free in Canada and the United States) or 416-682-3861 (other countries) and following the instructions.

After the meeting, requests may be made by calling 1-800-339-6353.

Approval of this circular	The Board has approved the content of this circular and authorized it to be sent to shareholders, to each director and to the auditors.

By order of the Board,

Martin Cossette Vice President, Legal and Corporate Secretary Montréal, Québec March 4, 2021

4  |  BCE INC. 2021 PROXY CIRCULAR

2 About voting your shares

2	About voting your shares

2.1	How to vote

The record date for determining shareholders entitled to vote is March 15, 2021. You have one vote for each common share you hold on that date. As at March 4, 2021, 904,559,124 common shares were outstanding.

REGISTERED SHAREHOLDERS

You are a registered shareholder when your name appears on your share certificate or your direct registration statement. Your proxy form tells you whether you are a registered shareholder.

OPTION 1 By proxy (proxy form) You may give your voting instructions in the following manner:
INTERNET Go to www.astvotemyproxy.com and follow the instructions

TELEPHONE

Call 1-888-489-7352 (Canada and the United States)
or 1-800-1960-1968 (other countries)

If you vote by telephone, you cannot appoint anyone other than the directors named on your proxy form as your proxyholder

FAX Complete the proxy form and return it by fax to 1-866-781-3111 (Canada and the United States) or 416-368-2502 (other countries), or scan and email to proxyvote@astfinancial.com

MAIL Return the completed proxy form in the prepaid envelope provided

Our transfer agent, AST, must receive your proxy form or you must have voted by Internet or telephone before noon (Eastern time) on April 27, 2021.

NON-REGISTERED SHAREHOLDERS

You are a non-registered shareholder when an intermediary (a bank, trust company, securities broker or other financial institution) holds your shares on your behalf. When you receive a voting instruction form, this tells you that you are a non-registered shareholder.

OPTION 1 By proxy (voting instruction form) You may give your voting instructions in the following manner:
INTERNET Go to www.ProxyVote.com and follow the instructions

TELEPHONE

Call 1-800-474-7493 (English) or 1-800-474-7501 (French)

If you vote by telephone, you cannot appoint anyone other than the directors named on your voting instruction form as your proxyholder

FAX Complete the voting instruction form and return it by fax to 905-507-7793 or 514-281-8911

MAIL Return your voting instruction form in the prepaid envelope provided

Your intermediary must receive your voting instructions with sufficient time for your vote to be processed before noon (Eastern time) on April 27, 2021. If you vote by Internet or telephone, you must do so prior to noon (Eastern time) on April 26, 2021.

Alternatively, you may be a non-registered shareholder who will receive from your intermediary a proxy form that has been pre-authorized by your intermediary indicating the number of shares to be voted, which is to be completed, dated, signed and returned to AST by mail or fax.

OPTION 2 At the virtual meeting

Registered shareholders may vote at the meeting by voting online during the meeting, as further described below under Attending and participating at the meeting.

Non-registered (beneficial) shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the meeting but will be able to participate as a guest. This is because we and AST, our transfer agent, do not have a record of the non-registered shareholders of the company, and, as a result, will have no knowledge of your shareholdings or entitlement to vote unless you appoint yourself as proxyholder.

If you are a non-registered shareholder and wish to vote at the meeting, you MUST appoint yourself as proxyholder by inserting your own name in the space provided on the voting instruction form sent to you and you MUST follow all of the applicable instructions, including the deadline, provided by your intermediary. See Appointment of a third party as proxy and Attending and participating at the meeting below.

APPOINTMENT OF A THIRD PARTY AS PROXY

The following applies to shareholders who wish to appoint someone as their proxyholder other than the BCE proxyholders named in the form of proxy or voting instruction form. This includes non-registered shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the meeting.

Shareholders who wish to appoint someone other than the BCE proxyholders as their proxyholder to attend and participate at the meeting as their proxy and vote their shares MUST submit their form of proxy or voting instruction form, as applicable, appointing that person as proxyholder, AND register that proxyholder online or by phone, as described below. Registering your proxyholder is an

BCE INC. 2021 PROXY CIRCULAR  |  5

 2 About voting your shares

additional step to be completed AFTER you have submitted your form of proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a 13-digit Control Number that is required to vote at the meeting.

Step 1: Submit your form of proxy or voting instruction form: To appoint someone other than the BCE proxyholders as proxyholder, insert that person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed before registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form.

If you are a non-registered shareholder and wish to vote at the meeting, you MUST insert your own name in the space provided on the voting instruction form sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary AND register yourself as your proxyholder, as described below. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary. Please also see further instructions below under the heading Attending and participating at the meeting.

If you are a non-registered shareholder located in the United States and wish to vote at the meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described below under Attending and participating at the meeting, you MUST obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to AST. Requests for registration from non-registered shareholders located in the United States that wish to vote at the meeting or, if permitted, appoint a third party as their proxyholder must be sent by email or by courier to: proxyvote@astfinancial.com (if by email), or AST Trust Company (Canada), Attention: Proxy Department, 1170 Birchmount Rd, Scarborough, ON M1P 5E3 (if by courier) and in both cases, must be labelled “Legal Proxy” and received no later than the voting deadline of noon (Eastern Time) on April 27, 2021.

Step 2: Register your proxyholder: To register a third party proxyholder, shareholders MUST complete the online form available at https://lp.astfinancial.com/ControlNumber or call AST at 1-800-561-0934 (toll free in Canada and the United States) or 416-682-3861 (other countries) by noon on April 27, 2021, and provide AST with the required proxyholder contact information so that AST may provide the proxyholder with a 13-digit Control Number via email. Without a 13-digit Control Number, proxyholders will not be able to vote at the meeting but will be able to participate as a guest.

ATTENDING AND PARTICIPATING AT THE MEETING

BCE is holding the meeting in a virtual-only format, which will be conducted via live webcast. Shareholders will not be able to attend the meeting in person. Attending the meeting online enables registered shareholders and duly appointed proxyholders, including non-registered (beneficial) shareholders who have duly appointed themselves as proxyholder, to participate at the meeting and ask questions, all in real time. Registered shareholders and duly appointed proxyholders can vote at the appropriate times during the meeting.

•	Log in online at BCE.ca/AGM2021. We recommend that you log in at least one hour before the meeting starts.

•

If you or your duly appointed proxyholder have a 13-digit Control Number, you will be able to vote your shares. On the voting platform, you will be asked to enter the 13-digit Control Number and Password “BCE2021” (case sensitive).

Registered shareholders: The control number located on the form of proxy or in the email notification you received is your 13-digit Control Number.

Duly appointed proxyholders: AST will provide the proxyholder with a 13-digit Control Number by email after the proxy voting deadline has passed and the proxyholder has been duly appointed AND registered as described in Appointment of a third party as proxy above.

Guests, including non-registered (beneficial) shareholders who have not duly appointed themselves as proxyholder, can log in to the meeting as set out above. Guests can listen to the meeting but are not able to vote or ask questions.

If you attend the meeting online and have logged in with a 13-digit Control Number, it is important that you are connected to the Internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the meeting. You should allow ample time to check into the meeting online and complete the related procedure.

Shareholders can ask questions in advance of the meeting through our website at BCE.ca/AGM2021, under Ask a Question.

For more information, including the rules of procedure and how to ask questions at the meeting, consult BCE.ca/AGM2021.

If you are unsure whether you are a registered or non-registered shareholder, please contact AST by email at

bce@astfinancial.com or by telephone at 1-800-561-0934 (in Canada and the United States) or 416-682-3861 (other countries).

If you are an individual shareholder, you or your authorized attorney must sign the proxy or voting instruction form. If you are a corporation or other legal entity, an authorized officer or attorney must sign the proxy or voting instruction form.

2.2	How your shares will be voted

You can choose to vote “For”, “Withhold” or “Against”, depending on the item to be voted on.

When you sign the proxy form or voting instruction form, you authorize Gordon M. Nixon, Mirko Bibic, Robert P. Dexter or Monique F. Leroux who are all directors, to vote your shares for you at the meeting according to your instructions. If you return your proxy form or voting instruction form and do not tell us how you want to vote your shares, your vote will be counted:

•	FOR electing the 15 nominated directors listed in the circular

•	FOR appointing Deloitte LLP as auditors

•	FOR approving the advisory resolution on executive compensation.

You may appoint another person to attend the virtual meeting and vote your shares for you. If you wish to do so, follow the instructions set out above in section 2.1, entitled How to vote. This person does not have to be a shareholder. Your proxyholder will vote your shares as he or she sees fit on any amendments to the items to be voted on and on any other items that may properly come before the meeting or any adjournment.

The election of directors (subject to our majority voting guidelines – see section 3.2, entitled Electing directors), appointment of the auditors and approval of the advisory resolution on executive compensation will each be determined by a majority of votes cast at the meeting by proxy or by attending the virtual meeting.

6  |  BCE INC. 2021 PROXY CIRCULAR

3 What the meeting will cover

2.3	Changing your vote

You can change a vote you made by proxy by:

•

voting again on the Internet or by telephone before noon (Eastern time) on April 27, 2021, if you are a registered shareholder, or noon (Eastern time) on April 26, 2021, if you are a non-registered shareholder

•

if you are a registered shareholder, completing a proxy form that is dated later than the proxy form you are changing, and sending it by mail, fax or email as instructed on your proxy form so that it is received before noon (Eastern time) on April 27, 2021

•	if you are a non-registered shareholder, contacting your intermediary to find out what to do.

If you are a registered shareholder, you can also revoke a vote you made by proxy by sending a notice in writing from you or your authorized attorney to our Corporate Secretary so that it is received before noon (Eastern time) on April 27, 2021.

2.4	Other information

AST counts and tabulates the votes. It does this independently of us to make sure that the votes of individual shareholders are confidential. Proxy forms or voting instruction forms are referred to us only when it is clear that a shareholder wants to communicate with management, the validity of the form is in question or the law requires it.

To help you make an informed decision, please read this circular and our annual report for the year ended December 31, 2020, which you can access on our website at BCE.ca, at www.meetingdocuments.com/astca/bce, on SEDAR at sedar.com and on EDGAR at sec.gov. This circular tells you about the meeting, the nominated directors, the proposed auditors, the Board’s committees, our corporate governance practices and compensation of directors and executives.

The annual report gives you a review of our activities for the past year and includes a copy of our annual financial statements and the related management’s discussion and analysis (MD&A).

Proxy materials are sent to our registered shareholders through our transfer agent, AST. We do not send proxy-related materials directly to non-registered shareholders and instead use the services of Broadridge Investor Communication Solutions, Canada, who acts on behalf of intermediaries to send proxy materials.

2.5	Questions

If you have any questions about the information contained in this document or require assistance in completing your proxy form or voting instruction form, please contact our proxy solicitation agent, D.F. King Canada, a division of AST Investor Services Inc. (Canada).

North American toll free phone: 1-866-822-1244

Banks, brokers and collect calls: 416-682-3825

Email: inquiries@dfking.com

Your proxy is solicited by management. In addition to solicitation by mail, our employees or agents may solicit proxies by telephone or other ways at a nominal cost. We have retained D.F. King Canada to solicit proxies for us in Canada and the United States at an estimated cost of $40,000. We pay the costs of these solicitations.

3	What the meeting will cover

3.1	Receiving our financial statements

BCE’s annual audited financial statements are included in our 2020 annual report.

3.2	Electing directors

Please see section 4, entitled About the nominated directors, for more information. Directors appointed at the meeting will serve until the end of the next annual shareholder meeting, or until their resignation, if earlier.

All of the individuals nominated for election as directors are currently members of the Board, and each was elected at our 2020 annual shareholder meeting, held on May 7, 2020, by at least a majority of the votes cast, with the exception of Ms. Jennifer Tory and Mr. Cornell Wright, who stand for election for the first time at the meeting, Ms. Sheila A. Murray, who was appointed to the Board in May 2020, and Mr. Louis P. Pagnutti, who was appointed to the Board in November 2020. The Board recommends that you vote FOR the election of the 15 individuals nominated.

MAJORITY VOTING

Our policy with respect to the election of directors is that if any director nominee at an uncontested election is not elected by at least a majority (50%+1 vote) of the votes cast with respect to his or her election, then such director nominee must immediately tender his or her resignation to the Board. The resignation will take effect only upon acceptance by the Board.

Within 90 days after the date of the meeting, the Board must determine either to accept the resignation or not, and we will issue a press release announcing the Board’s determination, including, in cases where the Board has determined not to accept the resignation, the reasons therefor.

BCE INC. 2021 PROXY CIRCULAR  |  7

3 What the meeting will cover

The Board shall accept the resignation, absent exceptional circumstances. A director who tenders a resignation pursuant to this policy will not participate in any meeting of the Board or any Board committee at which the resignation is considered.

YOU WILL BE ELECTING

THE 15 MEMBERS OF YOUR BOARD

If you do not specify how you want your shares voted, the directors named as proxyholders in the proxy form or voting instruction form intend to cast the votes represented by proxy at the meeting FOR the election of all nominees listed in this circular.

3.3 Appointing the auditors

The Board, on the advice of the Audit Committee, recommends that Deloitte LLP be reappointed as auditors. The audit firm appointed at the meeting will serve until the end of the next annual shareholder meeting.

Every year, the Audit Committee performs an assessment of the quality of the services rendered, their communication and the performance by Deloitte LLP as auditors of the Corporation, and a more comprehensive review every five years. This assessment is based, among other things, on the audit plan submitted, the risk areas identified, the nature of the audit findings and the reports presented to the Audit Committee.

Given the satisfactory results of the annual assessment regarding the 2020 audit and the comprehensive review performed in 2016 covering the five-year period ended December 31, 2015, the Board, on the advice of the Audit Committee, recommends that you vote FOR the appointment of Deloitte LLP as auditors of the Corporation.

YOU WILL BE APPOINTING YOUR AUDITORS

If you do not specify how you want your shares voted, the directors named as proxyholders in the proxy form or voting instruction form intend to cast the votes represented by proxy at the meeting FOR the appointment of Deloitte LLP as auditors.

EXTERNAL AUDITORS’ FEES

The table below shows the fees that BCE’s external auditors, Deloitte LLP, billed to BCE and its subsidiaries for various services in each of the past two fiscal years.

	2020 (IN $ MILLIONS)	2019 (IN $ MILLIONS)

Audit fees (1)	9.1	9.4

Audit-related fees (2)	3.3	4.7

Tax fees (3)	0.4	0.4

All other fees (4)	0.4	0.3

Total (5)	13.2	14.8

(1)

These fees include professional services provided by the external auditors for statutory audits of the annual financial statements, the audit of the effectiveness of internal control over financial reporting, the review of interim financial reports, the review of financial accounting and reporting matters, the review of securities offering documents, and translation services.

(2)	These fees relate to non-statutory audits and due diligence procedures, and other regulatory audits and filings.

(3)	These fees include professional services for tax compliance, tax advice and assistance with tax audits.

(4)	These fees include any other fees for permitted services not included in any of the above-stated categories.

(5)

The amounts of $13.2 million for 2020 and $14.8 million for 2019 reflect fees billed in those fiscal years without taking into account the year to which those services relate. Total fees for services provided for each fiscal year amounted to $9.9 million in 2020 and $11.3 million in 2019.

3.4	Considering an advisory resolution on executive compensation

Our executive compensation philosophy, policies and programs are based on the fundamental principle of pay-for-performance to align the interests of our executives with those of our shareholders. This compensation approach allows us to attract and retain high-performing executives who will be strongly incentivized to create value for our shareholders on a sustainable basis. As a shareholder, you are asked to consider the following resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in this management proxy circular provided in advance of the 2021 Annual Meeting of Shareholders of BCE.

The Board recommends that you vote FOR this resolution.

Because your vote is advisory, it will not be binding upon the Board. However, the Compensation Committee will review and analyze the results of the vote and take into consideration such results when reviewing our executive compensation philosophy, policies and programs. Please see section 6.3, entitled Shareholder engagement, for more details on how you can ask questions and provide comments to the Board and the Compensation Committee on executive compensation.

YOU WILL VOTE ON AN ADVISORY RESOLUTION

ON EXECUTIVE COMPENSATION

If you do not specify how you want your shares voted, the directors named as proxyholders in the proxy form or voting instruction form intend to cast the votes represented by proxy at the meeting FOR the adoption of the advisory resolution on executive compensation.

8  |  BCE INC. 2021 PROXY CIRCULAR

4 About the nominated directors

3.5	Other business

At the meeting, we will also:

•	provide an update on our business operations, and

•	invite questions and comments from shareholders.

If you are not a shareholder, you may view the meeting webcast as a guest.

As of the date of this circular, management is not aware of any changes to these items and does not expect any other items to be brought forward at the meeting. If there are changes or new items, your proxyholder can vote your shares on these items as he or she sees fit.

4	About the nominated directors

The following pages include a profile of each nominated director, with an explanation of her or his experience, qualifications, top four areas of expertise, attendance at the Board and its committees, ownership, value of equity securities of BCE and extent of fulfillment of the BCE share ownership requirements, previous voting results as well as participation on the boards of other public companies. A tabular summary of our directors’ skills can be found under the heading Competency requirements and other information in section 6, entitled Corporate governance practices. For current committee memberships and current committee chairpersons, please refer to section 7, entitled Committee reports. For more information on the compensation paid to non-management directors, please refer to section 5, entitled Director compensation.

The following table discloses the total holdings of BCE common shares and deferred share units (DSUs) of the nominated directors as at December 31, 2019 and 2020. The total value of common shares and DSUs held by non-executive director nominees is determined by multiplying the number of common shares and DSUs of BCE held by each director nominee by the closing price of BCE’s common shares on the Toronto Stock Exchange as at December 31, 2019 and 2020, being $60.16 and $54.43 respectively.

TOTAL SHAREHOLDINGS

OF NOMINATED DIRECTORS

	DECEMBER 31, 2019	DECEMBER 31, 2020

BCE Common Shares	186,092	193,862

BCE Deferred Share Units	333,673	384,815

Total Shares/DSUs	519,765	578,677

Value ($)	31,269,062	31,515,998

YOUR DIRECTORS OWN A SIGNIFICANT SHAREHOLDING INTEREST IN BCE, ALIGNING THEIR INTERESTS WITH YOURS

BOARD INFORMATION AND GOVERNANCE BEST PRACTICES

15	Size of Board

14	Independent Directors

96%	2020 Board and Committee Director Attendance Record

Board Committee Members are All Independent

Board Diversity Policy and Target for Gender Representation

Annual Election of All Directors

Directors Elected Individually

Majority Voting Policy for Directors

Separate Chair and CEO

Board Interlocks Guidelines

Directors’ Tenure Guidelines

Board Renewal:
9 Non-Executive Director Nominees ≤6 Years Tenure

Share Ownership Guidelines for Directors and Executives

Code of Business Conduct and Ethics Program

Annual Advisory Vote on Executive Compensation

Formal Board Evaluation Process

Board Risk Oversight Practices

Robust Succession Planning

BCE INC. 2021 PROXY CIRCULAR  |  9

4 About the nominated directors

Mirko Bibic Toronto (Ontario) Canada

President and CEO

BCE and Bell Canada

Since January 2020

Age: 53

Status: Not Independent

Joined Board: January 2020

Top 4 Areas of Expertise:

• CEO/Senior Management

• Government/Regulatory Affairs

• Media/Content

• Telecommunications

2020 Annual Meeting Votes in Favour: 99.66%

President and Chief Executive Officer of BCE Inc. and Bell Canada since January 2020, Mr. Bibic leads the Bell group of companies with a strategy to deliver the best networks, champion customer experience, drive service and content innovation, and operate with agility and efficiency. Mr. Bibic was previously Bell’s Chief Operating Officer since October 2018, responsible for all operations of Bell Mobility, Bell Business Markets, and Bell Residential and Small Business. He has also served as Executive Vice President, Corporate Development and as Chief Legal and Regulatory Officer. Mr. Bibic joined Bell in 2004 as Senior Vice President, Regulatory and was named Canadian General Counsel of the Year in 2017. He holds a Bachelor of Commerce degree from McGill University and a Law degree from the University of Toronto.

BOARD & COMMITTEE ATTENDANCE DURING 2020

	REGULAR	SPECIAL	TOTAL

Board	6/6	3/3	9/9

Total Board & Committee Attendance			100%

OTHER PUBLIC BOARD DIRECTORSHIPS

PRESENT BOARDS

N/A

PAST BOARDS (LAST FIVE YEARS)

N/A

OWNERSHIP AND TOTAL VALUE OF EQUITY

	DECEMBER 31, 2019	DECEMBER 31, 2020

BCE Common Shares	2,165		5,618

BCE DSUs	98,826		104,557

Total Shares/DSUs (#)	100,991		110,175

Total Value ($)	6,075,619	6,015,434

SHARE OWNERSHIP REQUIREMENTS – TARGET DATE TO MEET

Please see the heading Share ownership requirements on page 61 under section 9, entitled Compensation discussion & analysis, for more details on Mr. Bibic’s specific share ownership requirements.

David F. Denison, FCPA, FCA (1) Toronto (Ontario) Canada

Corporate Director

Since June 2012

Age: 68

Status: Independent

Joined Board: October 2012

Top 4 Areas of Expertise:

• Accounting & Finance

• CEO/Senior Management

• Governance

• Human Resources/Compensation

2020 Annual Meeting Votes in Favour: 99.54%

Mr. Denison is a corporate director with extensive experience in the financial services industry. He served as President and CEO of the Canada Pension Plan Investment Board (an investment management organization) from 2005 to 2012. Prior to that, Mr. Denison was President of Fidelity Investments Canada Limited (a financial services provider). He has also held a number of senior positions in the investment banking, asset management and consulting sectors in Canada, the United States and Europe. Mr. Denison serves as an advisor to the Government of Singapore Investment Corporation, Whitehorse Liquidity Partners and Sagard Holdings, and co-chairs the University of Toronto Investment Committee. Mr. Denison earned bachelor degrees in Mathematics and Education from the University of Toronto, is a Chartered Professional Accountant and a Fellow of CPA Ontario. He was named an Officer of the Order of Canada in 2014 and received an honourary Doctor of Laws degree from York University in 2016.

BOARD & COMMITTEE ATTENDANCE DURING 2020

	REGULAR	SPECIAL	TOTAL

Board	6/6	3/3	9/9

Audit Committee	5/5	–	5/5

Pension Committee (Chair)	4/4	–	4/4

Total Board & Committee Attendance			100%

OTHER PUBLIC BOARD DIRECTORSHIPS

PRESENT BOARDS

Royal Bank of Canada	2012–present

Element Fleet Management Corp. (Chair)	2019–present

PAST BOARDS (LAST FIVE YEARS)

Hydro One Limited	2015–2018

Allison Transmission Holdings, Inc.	2013–2017

OWNERSHIP AND TOTAL VALUE OF EQUITY

	DECEMBER 31, 2019	DECEMBER 31, 2020

BCE Common Shares	1,174	1,241

BCE DSUs	34,243	39,336

Total Shares/DSUs (#)	35,417	40,577

Total Value ($)	2,130,687	2,208,606

SHARE OWNERSHIP REQUIREMENTS – TARGET DATE TO MEET

Five-Year Target:	Ten-Year Target:
Met (3.3×)	Met (1.4×)

(1)   Audit Committee financial expert.

10  |  BCE INC. 2021 PROXY CIRCULAR

4 About the nominated directors

Robert P. Dexter Halifax (Nova Scotia) Canada

Chair and CEO

Maritime Travel Inc.

Since July 1979

Age: 69

Status: Independent

Joined Board: November 2014

Top 4 Areas of Expertise:

• Governance

• Human Resources/Compensation

• Retail/Customer

• Risk Management

2020 Annual Meeting Votes in Favour: 96.56%

Mr. Dexter is Chair and CEO of Maritime Travel Inc. (an integrated travel company). He holds bachelor degrees in both Commerce and Law from Dalhousie University and was appointed Queen’s Counsel in 1995. Mr. Dexter has 20 years of experience in the communications sector, having served as a director of Maritime Tel & Tel Limited from 1997 to 1999 prior to joining the Aliant and, later, the Bell Aliant boards until October 2014. Mr. Dexter is also a counsel to the law firm Stewart McKelvey and was Chair of Sobeys Inc. and Empire Company Limited from 2004 to 2016.

BOARD & COMMITTEE ATTENDANCE DURING 2020

	REGULAR	SPECIAL	TOTAL

Board	6/6	3/3	9/9

Audit Committee	5/5	–	5/5

Pension Committee	4/4	–	4/4

Total Board & Committee Attendance			100%

OTHER PUBLIC BOARD DIRECTORSHIPS

PRESENT BOARDS

High Liner Foods Inc.	1992–present

Wajax Corporation (Chair)	1988–present

PAST BOARDS (LAST FIVE YEARS)

Empire Company Limited (and wholly owned subsidiary Sobeys Inc.)	1987–2016

OWNERSHIP AND TOTAL VALUE OF EQUITY

	DECEMBER 31, 2019	DECEMBER 31, 2020

BCE Common Shares	7,526	7,526

BCE DSUs	42,341	47,770

Total Shares/DSUs (#)	49,867	55,296

Total Value ($)	2,999,999	3,009,761

SHARE OWNERSHIP REQUIREMENTS – TARGET DATE TO MEET

Five-Year Target:	Ten-Year Target:
Met (4.5×)	Met (1.9×)

Ian Greenberg	Corporate Director
Montréal (Québec) Canada	Since July 2013
Age: 78
Status: Independent
Joined Board: July 2013
Top 4 Areas of Expertise:
• CEO/Senior Management
• Government/Regulatory Affairs
• Human Resources/Compensation
• Media/Content
2020 Annual Meeting Votes in Favour: 99.12%

Mr. Greenberg is a corporate director and one of four brothers who founded Astral Media Inc. (a media company), which, over its 50-year history, grew from a photographic company into one of Canada’s leaders in pay- and specialty-TV, radio, out-of-home advertising and digital media. He was President and CEO of Astral Media Inc. from 1995 until July 2013, during which time the company achieved 16 consecutive years of profitable growth. Born in Montréal, he is a member of the Broadcasting Hall of Fame and a recipient of the prestigious Ted Rogers and Velma Rogers Graham Award for his unique contribution to the Canadian broadcasting system. With his brothers, he also received the Eleanor Roosevelt Humanities Award for their active support of numerous industry and charitable organizations. Mr. Greenberg was a member of the Canadian Council of Chief Executives and a governor of Montréal’s Jewish General Hospital. In 2013, he was inducted into the Canadian Business Hall of Fame.

BOARD & COMMITTEE ATTENDANCE DURING 2020

	REGULAR	SPECIAL	TOTAL

Board	6/6	3/3	9/9

Audit Committee	5/5	–	5/5

Compensation Committee	5/5	2/2	7/7

Total Board & Committee Attendance			100%

OTHER PUBLIC BOARD DIRECTORSHIPS

PRESENT BOARDS

N/A

PAST BOARDS (LAST FIVE YEARS)

Cineplex Inc.	2010–2020

OWNERSHIP AND TOTAL VALUE OF EQUITY

	DECEMBER 31, 2019	DECEMBER 31, 2020

BCE Common Shares	10,000	10,000

BCE DSUs	26,815	31,343

Total Shares/DSUs (#)	36,815	41,343

Total Value ($)	2,214,790	2,250,299

SHARE OWNERSHIP REQUIREMENTS – TARGET DATE TO MEET

Five-Year Target:	Ten-Year Target:
Met (3.3×)	Met (1.4×)

BCE INC. 2021 PROXY CIRCULAR  |  11

4 About the nominated directors

Katherine Lee (1) Toronto (Ontario) Canada

Corporate Director

Since March 2018

Age: 57

Status: Independent

Joined Board: August 2015

Top 4 Areas of Expertise:

• Accounting & Finance

• CEO/Senior Management

• Governance

• Risk Management

2020 Annual Meeting Votes in Favour: 99.68%

Ms. Lee is a corporate director and, from 2010 to February 2015, served as President and CEO of GE Capital Canada (a leading global provider of financial and fleet management solutions to mid-market companies operating in a broad range of economic sectors). Prior to this role, Ms. Lee served as CEO of GE Capital Real Estate in Canada from 2002 to 2010, building it to a full debt and equity operating company. Ms. Lee joined GE in 1994, where she held a number of positions, including Director, Mergers & Acquisitions, for GE Capital’s Pension Fund Advisory Services, based in San Francisco, and Managing Director of GE Capital Real Estate Korea, based in Seoul and Tokyo. From 2016 to 2018, Ms. Lee was CEO of 3 Angels Holdings Limited (a real estate holding company). Ms. Lee earned a Bachelor of Commerce degree from the University of Toronto. She is a Chartered Professional Accountant and Chartered Accountant. She is active in the community, championing women’s networks and Asia-Pacific forums. Ms. Lee is a director of Public Sector Pension Investments.

BOARD & COMMITTEE ATTENDANCE DURING 2020

	REGULAR	SPECIAL	TOTAL

Board	5/6	3/3	8/9

Audit Committee	4/5	–	4/5

Pension Committee	3/4	–	3/4

Total Board & Committee Attendance			83%

OTHER PUBLIC BOARD DIRECTORSHIPS

PRESENT BOARDS

Colliers International Group Inc.		2015–present

PAST BOARDS (LAST FIVE YEARS)

N/A

OWNERSHIP AND TOTAL VALUE OF EQUITY

	DECEMBER 31, 2019	DECEMBER 31, 2020

BCE Common Shares	6,000		6,000

BCE DSUs	16,475		18,917

Total Shares/DSUs (#)	22,475		24,917

Total Value ($)	1,352,096	1,356,232

SHARE OWNERSHIP REQUIREMENTS – TARGET DATE TO MEET

Five-Year Target:	Ten-Year Target:
Met (2.0×)	August, 2025 (0.9×)

(1)	Audit Committee financial expert.

Monique F. Leroux, C.M., O.Q., FCPA, FCA (1) Montréal (Québec) Canada

Corporate Director

Since April 2016

Age: 66

Status: Independent

Joined Board: April 2016

Top 4 Areas of Expertise:

• Accounting & Finance

• CEO/Senior Management

• Governance

• Retail/Customer

2020 Annual Meeting Votes in Favour: 98.73%

Companion of the Canadian Business Hall of Fame and the Investment Industry Hall of Fame, Monique Leroux is a corporate director. She is Vice-Chair of Fiera Holdings Inc. and serves as an independent board member of global companies such as Michelin Group (ML-France), S&P Global Inc. (SPGI), Alimentation Couche-Tard Inc. (ATD) and Lallemand Inc. (privately owned company). As such, she brings to these boards her diverse experience, among others as Partner at Ernst and Young (EY) and Chair of the Board and Chief Executive Officer of Desjardins Group from 2008 to 2016. In May 2020, Ms. Leroux was appointed Chair of the Industry Strategy Council by the Minister of Innovation, Science and Industry of Canada. From 2016 to 2020, she was Chair of the Board of Investissement Québec. She is also vice-chair of the Montreal Symphony Orchestra (OSM). Ms. Leroux is a Member of the Order of Canada, an Officer of the Ordre national du Québec, a Chevalier of the Légion d’honneur (France) and a recipient of the Woodrow Wilson Award (United States). She has been awarded Fellowship by the Ordre des comptables professionnels agréés du Québec and the Institute of Corporate Directors and holds honourary doctorates from eight Canadian universities in recognition of her contribution to the business sector and to the community.

BOARD & COMMITTEE ATTENDANCE DURING 2020

	REGULAR	SPECIAL	TOTAL

Board	6/6	3/3	9/9

Audit Committee	5/5	–	5/5

Governance Committee	4/4	2/2	6/6

Total Board & Committee Attendance			100%

OTHER PUBLIC BOARD DIRECTORSHIPS

PRESENT BOARDS

Alimentation Couche-Tard Inc.	2015–present

Michelin Group	2015–present

S&P Global Inc.	2016–present

PAST BOARDS (LAST FIVE YEARS)

Crédit Industriel et Commercial	2013–2017

OWNERSHIP AND TOTAL VALUE OF EQUITY

	DECEMBER 31, 2019	DECEMBER 31, 2020

BCE Common Shares	2,000	2,000

BCE DSUs	14,164	17,958

Total Shares/DSUs (#)	16,164	19,958

Total Value ($)	972,426	1,086,314

SHARE OWNERSHIP REQUIREMENTS – TARGET DATE TO MEET

Five-Year Target:	Ten-Year Target:
Met (1.6×)	April, 2026 (0.7×)

(1)	Audit Committee financial expert.

12  |  BCE INC. 2021 PROXY CIRCULAR

4 About the nominated directors

Sheila A. Murray Toronto (Ontario) Canada

Corporate Director

Since March 2019

Age: 65

Status: Independent

Joined Board: May 2020

Top 4 Areas of Expertise:

• CEO/Senior Management

• Governance

• Human Resources/Compensation

• Investment Banking/Mergers & Acquisitions

2020 Annual Meeting Votes in Favour: N/A

Ms. Murray is a corporate director and, from 2016 to 2019, served as President of CI Financial Corp. (an investment fund company). Previously, she had been Executive Vice President, General Counsel and Secretary, following a 25-year career at Blake, Cassels & Graydon LLP (a law firm), where she practiced securities law with an emphasis on mergers and acquisitions, corporate finance and corporate reorganizations. Ms. Murray played a key role in directing the operations and setting corporate strategy for CI Financial Corp. and its operating companies, including CI Investments Inc. and Assante Wealth Management. Her role included leading CI’s mentoring program, which fosters the advancement of high-potential female employees. Ms. Murray is past Chair of the Dean’s Council at Queen’s University Law School. This past year, she has taught securities regulation at Queen’s University. She has also taught corporate finance at the University of Toronto’s Global Professional LLM in Business Law Program for several years. Ms. Murray is Chair of the Board of Teck Resources Limited, a director of CI Financial Corp. and a trustee of Granite REIT, and has been a director of a number of other private and public companies. Ms. Murray received her Bachelor of Commerce, and Law degrees from Queen’s University.

BOARD & COMMITTEE ATTENDANCE DURING 2020

	REGULAR	SPECIAL	TOTAL

Board	4/4	1/1	5/5

Total Board & Committee Attendance			100%

OTHER PUBLIC BOARD DIRECTORSHIPS

PRESENT BOARDS

CI Financial Corp.		2018–Present

Granite REIT (Trustee)		2019–Present

Teck Resources Limited (Chair)		2018–Present

PAST BOARDS (LAST FIVE YEARS)

N/A

OWNERSHIP AND TOTAL VALUE OF EQUITY

	DECEMBER 31, 2019	DECEMBER 31, 2020

BCE Common Shares	N/A		1,000

BCE DSUs	N/A		1,628

Total Shares/DSUs (#)	N/A		2,628

Total Value ($)	N/A		143,042

SHARE OWNERSHIP REQUIREMENTS – TARGET DATE TO MEET

Five-Year Target:	Ten-Year Target:
May, 2025 (0.2×)	May, 2030 (0.1×)

Gordon M. Nixon Toronto (Ontario) Canada

Corporate Director

Since September 2014

Age: 64

Status: Independent

Joined Board: November 2014

Top 4 Areas of Expertise:

• CEO/Senior Management

• Governance

• Human Resources/ Compensation

• Investment Banking/ Mergers & Acquisitions

2020 Annual Meeting Votes in Favour: 99.56%

Mr. Nixon is Chair of the Board of BCE and Bell Canada since April 2016. He was President and CEO of the Royal Bank of Canada (a chartered bank) from August 2001 to August 2014. Mr. Nixon first joined RBC Dominion Securities Inc. (an investment banking firm) in 1979, where he held a number of operating positions, serving as Chief Executive Officer from December 1999 to April 2001. Mr. Nixon is a Director and past Chair of MaRS, a Toronto based network of partners that helps entrepreneurs launch and grow innovative companies and is a Trustee of the Art Galley of Ontario. He is a Director and Chair of the Corporate Governance Committee at Blackrock, Inc and is a Director of George Weston Limited. Mr. Nixon earned a Bachelor of Commerce degree with Honours from Queen’s University and was awarded honourary Doctorate of Law degrees from Queen’s University and Dalhousie University. He is a Member of the Order of Canada, the Order of Ontario and was inducted into the Canadian Business Hall of Fame.

BOARD & COMMITTEE ATTENDANCE DURING 2020

	REGULAR	SPECIAL	TOTAL

Board (Chair)	6/6	3/3	9/9

Total Board & Committee Attendance			100%

OTHER PUBLIC BOARD DIRECTORSHIPS

PRESENT BOARDS

BlackRock, Inc.		2015–present

George Weston Limited		2014–present

PAST BOARDS (LAST FIVE YEARS)

N/A

OWNERSHIP AND TOTAL VALUE OF EQUITY

	DECEMBER 31, 2019	DECEMBER 31, 2020

BCE Common Shares	20,000		20,000

BCE DSUs	36,193		44,417

Total Shares/DSUs (#)	56,193		64,417

Total Value ($)	3,380,571	3,506,217

SHARE OWNERSHIP REQUIREMENTS – TARGET DATE TO MEET

Five-Year Target:	Ten-Year Target:
Met (2.5×)	Met (1.1×)

BCE INC. 2021 PROXY CIRCULAR  |  13

4 About the nominated directors

Louis P. Pagnutti (1) Toronto (Ontario) Canada

Corporate Director

Since September 2020

Age: 62

Status: Independent

Joined Board: November 2020

Top 4 Areas of Expertise:

• Accounting & Finance

• CEO/Senior Management

• Governance

• Risk Management

2020 Annual Meeting Votes in Favour: N/A

Mr. Pagnutti is a corporate director and was Global Managing Partner – Business Enablement of EY (a professional services firm) and a member of EY’s Global Executive Board until his retirement in September 2020. As Global Managing Partner, he was responsible for EY’s business functions across the globe. He oversaw EY’s strategy and its execution for all functions, including technology, finance, risk management, legal affairs, shared services, and procurement. Mr. Pagnutti joined EY Assurance in 1981 before moving to EY Tax in 1986. From 2004 until 2010, he was Chairman and CEO of EY Canada and a member of the EY Americas Executive Board. He was EY Asia-Pacific Area Managing Partner from 2010 to 2013. Mr. Pagnutti is also a non-executive director of DLA Piper International LLP and DLA Piper Global (a law firm). He holds an Honours Bachelor of Commerce degree from Laurentian University. He earned his Chartered Professional Accountant designation in 1983 and was honoured with a Fellow Chartered Accountant designation in 2006. He has served on the Sunnybrook Hospital Foundation and Pathways to Education boards. Mr. Pagnutti initiated EY Canada’s role as National Volunteer Partner of Pathways to Education, a program dedicated to helping high school students from low-income and under-represented groups complete high school and pursue post-secondary education.

BOARD & COMMITTEE ATTENDANCE DURING 2020

	REGULAR	SPECIAL	TOTAL

Board	2/2	–	2/2

Total Board & Committee Attendance			100%

OTHER PUBLIC BOARD DIRECTORSHIPS

PRESENT BOARDS

N/A

PAST BOARDS (LAST FIVE YEARS)

N/A

OWNERSHIP AND TOTAL VALUE OF EQUITY

	DECEMBER 31, 2019	DECEMBER 31, 2020

BCE Common Shares	N/A		1,050

BCE DSUs	N/A		–

Total Shares/DSUs (#)	N/A		1,050

Total Value ($)	N/A		57,152

SHARE OWNERSHIP REQUIREMENTS – TARGET DATE TO MEET

Five-Year Target:	Ten-Year Target:
November, 2025 (0.1×)	November, 2030 (-)

(1)	Audit Committee financial expert.

Thomas E. Richards Naples (Florida) United States

Corporate Director

Since January 2020

Age: 66

Status: Independent

Joined Board: May 2020

Top 4 Areas of Expertise:

• CEO/Senior Management

• Human Resources/Compensation

• Technology

• Telecommunications

2020 Annual Meeting Votes in Favour: 99.64%

Mr. Richards is a corporate director and was Executive Chair of the Board of Directors of CDW Corporation (a provider of integrated information technology solutions) until December 2019. He previously served as Chair, President and Chief Executive Officer of CDW Corporation until December 2018. Mr. Richards was named President and Chief Executive Officer of CDW Corporation in October 2011 and Chair in January 2013. Prior to joining CDW Corporation in 2009 as President and Chief Operating Officer, he served as Executive Vice President and Chief Operating Officer of Qwest Communications International Inc. (a telecommunications company) from 2008 to 2009, and before that as Executive Vice President of the Business Markets Group. Mr. Richards also served as Chair and Chief Executive Officer of Clear Communications Corporation (a telecommunications company) and as Executive Vice President of Ameritech Corporation (a telecommunications company). He is Chair of the Board of Trustees of the University of Pittsburgh and Vice Chair of the University of Pittsburgh Medical Center.

BOARD & COMMITTEE ATTENDANCE DURING 2020(1)

	REGULAR	SPECIAL	TOTAL

Board	2/4	1/1	3/5

Total Board & Committee Attendance			60%

OTHER PUBLIC BOARD DIRECTORSHIPS

PRESENT BOARDS

Northern Trust Corporation		2015–present

PAST BOARDS (LAST FIVE YEARS)

CDW Corporation		2011–2019

OWNERSHIP AND TOTAL VALUE OF EQUITY

	DECEMBER 31, 2019	DECEMBER 31, 2020

BCE Common Shares	N/A		1,000

BCE DSUs	N/A		1,628

Total Shares/DSUs (#)	N/A		2,628

Total Value ($)	N/A		143,042

SHARE OWNERSHIP REQUIREMENTS – TARGET DATE TO MEET

Five-Year Target:	Ten-Year Target:
May, 2025 (0.2×)	May, 2030 (0.1×)

(1)	Mr. Richards was unable to attend two Board meetings due to serious illness.

14  |  BCE INC. 2021 PROXY CIRCULAR

4 About the nominated directors

Calin Rovinescu, C.M. Montréal (Québec) Canada

Corporate Director

Since February 2021

Age: 65

Status: Independent

Joined Board: April 2016

Top 4 Areas of Expertise:

• CEO/Senior Management

• Human Resources/Compensation

• Retail/Customer

• Risk Management

2020 Annual Meeting Votes in Favour: 99.32%.

Mr. Rovinescu served as President and CEO of Air Canada (an airline company) from April 2009 until his retirement on February 15, 2021. Mr. Rovinescu was Executive Vice President, Corporate Development and Strategy of Air Canada from 2000 to 2004, and during the airline’s restructuring, also held the position of Chief Restructuring Officer. From 2004 to 2009, Mr. Rovinescu was a Co-founder and Principal of Genuity Capital Markets, an independent investment bank. From 1979 to 2000, Mr. Rovinescu was a lawyer and then a partner with the Canadian law firm Stikeman Elliott LLP, and was the Managing Partner of its Montréal office from 1996 to 2000. Mr. Rovinescu was Chair of the Star Alliance Chief Executive Board from 2012 to 2016 and Chair of the IATA Board of Governors from 2014 to 2015 as well as a member of its Board of Governors. Mr. Rovinescu holds Bachelor of Laws degrees from Université de Montréal and the University of Ottawa and has been awarded six honorary doctorates from universities in Canada, Europe and the United States. Mr. Rovinescu was named the 14th Chancellor of the University of Ottawa in November 2015. In 2016, Mr. Rovinescu was recognized as Canada’s Outstanding CEO of the Year by the Financial Post Magazine and, in 2019, by the Globe and Mail’s Report on Business magazine. He is a Member of the Order of Canada.

BOARD & COMMITTEE ATTENDANCE DURING 2020

	REGULAR	SPECIAL	TOTAL

Board	6/6	3/3	9/9

Compensation Committee	5/5	2/2	7/7

Pension Committee	4/4	–	4/4

Total Board & Committee Attendance			100%

OTHER PUBLIC BOARD DIRECTORSHIPS

PRESENT BOARDS

The Bank of Nova Scotia		2020–present

PAST BOARDS (LAST FIVE YEARS)

Air Canada		2009–2021

Acasta Enterprises Inc.		2015–2016

OWNERSHIP AND TOTAL VALUE OF EQUITY

	DECEMBER 31, 2019	DECEMBER 31, 2020

BCE Common Shares	22,352		23,552

BCE DSUs	14,164		17,958

Total Shares/DSUs (#)	36,516		41,510

Total Value ($)	2,196,803	2,259,389

SHARE OWNERSHIP REQUIREMENTS – TARGET DATE TO MEET

Five-Year Target:	Ten-Year Target:
Met (3.3×)	Met (1.4×)

Karen Sheriff Toronto (Ontario) Canada

Corporate Director

Since October 2016

Age: 63

Status: Independent

Joined Board: April 2017

Top 4 Areas of Expertise:

• CEO/Senior Management

• Risk Management

• Technology

• Telecommunications

2020 Annual Meeting Votes in Favour: 99.63%

Ms. Sheriff was President and CEO of Q9 Networks Inc. (a data centre services provider) from January 2015 to October 2016. Prior to her role at Q9, she was President and CEO of Bell Aliant (a telecommunications company) from 2008 to 2014, following more than nine years in senior leadership positions at BCE. Ms. Sheriff is also a director of the Canada Pension Plan Investment Board (an investment management organization). Early on in her career, Ms. Sheriff spent over 10 years at United Airlines, in the areas of marketing and strategy. Ms. Sheriff holds a master’s degree in Business Administration with concentrations in Marketing and Finance from the University of Chicago. She was named one of Canada’s top 25 Women of Influence for both 2013 and 2014 by Women of Influence Inc. In 2012, she was named Woman of the Year by Canadian Women in Communications and Technology, and she has been recognized as one of Atlantic Canada’s Top 50 CEOs by Atlantic Business Magazine and one of Canada’s Top 100 Most Powerful Women on multiple occasions.

BOARD & COMMITTEE ATTENDANCE DURING 2020

	REGULAR	SPECIAL	TOTAL

Board	6/6	3/3	9/9

Pension Committee	4/4	–	4/4

Total Board & Committee Attendance			100%

OTHER PUBLIC BOARD DIRECTORSHIPS

PRESENT BOARDS

Emera Inc.	2021–Present

PAST BOARDS (LAST FIVE YEARS)

WestJet Airlines Ltd.	2016–2019

OWNERSHIP AND TOTAL VALUE OF EQUITY

	DECEMBER 31, 2019	DECEMBER 31, 2020

BCE Common Shares	6,075	6,075

BCE DSUs	9,779	13,298

Total Shares/DSUs (#)	15,854	19,373

Total Value ($)	953,777	1,054,472

SHARE OWNERSHIP REQUIREMENTS – TARGET DATE TO MEET

Five-Year Target:	Ten-Year Target:
Met (1.6×)	April, 2027 (0.7×)

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4 About the nominated directors

Robert C. Simmonds Toronto (Ontario) Canada

Chair

Lenbrook Corporation

Since April 2002

Age: 67

Status: Independent

Joined Board: May 2011

Top 4 Areas of Expertise:

• Governance

• Government/Regulatory Affairs

• Technology

• Telecommunications

2020 Annual Meeting Votes in Favour: 98.66%

Mr. Simmonds has been Chair of Lenbrook Corporation (a national distributor of electronics components and radio products) since 2002, having been a founder and director of the company since 1977. He is a seasoned Canadian telecommunications executive who served in public company roles from 1994 to 2006. From 1985 until 2000, he served as Chair of Clearnet Communications Inc., a Canadian wireless competitor that launched two all-new digital mobile networks. Internationally regarded as a leading wireless communications engineer and mobile spectrum authority, Mr. Simmonds has played a key role in the development of Canada’s mobile spectrum policies for more than 30 years. He is Chair of the Mobile and Personal Communications Committee of the Radio Advisory Board of Canada, a body that provides unbiased and technically expert advice to the federal Department of Innovation, Science and Economic Development, and is a past Chair of the Canadian Wireless Telecommunications Association (CWTA). A laureate and member of Canada’s Telecommunications Hall of Fame and recipient of the Engineering Medal for Entrepreneurship from Professional Engineers Ontario, Mr. Simmonds earned his B.A.Sc. in Engineering Science (Electrical) from the University of Toronto. In October 2013, Mr. Simmonds became a Fellow of the Wireless World Research Forum (an organization dedicated to long-term research in the wireless industry) in recognition of his contribution to the industry. In 2019, Mr. Simmonds was inducted into the Engineering Alumni Hall of Distinction of the University of Toronto.

BOARD & COMMITTEE ATTENDANCE DURING 2020

	REGULAR	SPECIAL	TOTAL

Board	6/6	3/3	9/9

Audit Committee	5/5	–	5/5

Governance Committee	4/4	2/2	6/6

Total Board & Committee Attendance			100%

OTHER PUBLIC BOARD DIRECTORSHIPS

PRESENT BOARDS

N/A

PAST BOARDS (LAST FIVE YEARS)

N/A

OWNERSHIP AND TOTAL VALUE OF EQUITY

	DECEMBER 31, 2019	DECEMBER 31, 2020

BCE Common Shares	108,800		108,800

BCE DSUs	40,673		46,005

Total Shares/DSUs (#)	149,473		154,805

Total Value ($)	8,992,296	8,426,036

SHARE OWNERSHIP REQUIREMENTS – TARGET DATE TO MEET

Five-Year Target:	Ten-Year Target:
Met (12.5×)	Met (5.3×)

Jennifer Tory Toronto (Ontario) Canada

Corporate Director

Since December 2019

Age: 65

Status: Independent

Joined Board: New Nominee

Top 4 Areas of Expertise:

• CEO/Senior Management

• Governance

• Human Resources/Compensation

• Retail/Customer

2020 Annual Meeting Votes in Favour: N/A

Ms. Tory is a corporate director who was, until her retirement in December 2019, the Chief Administrative Officer of RBC (a charterd bank) where she held responsibility for Brand, Marketing, Citizenship & Communications, Procurement and Real Estate functions globally. Prior to this role, she was Group Head, Personal & Commercial Banking, leading RBC’s retail and commercial customer businesses and operations in Canada and the Caribbean from 2014-2017. Throughout her 42 year career, Ms. Tory held a number of key senior operating positions across retail distribution and operations including overseeing digital & cost transformation of the business. She is Chair, Toronto International Film Festival Board, a member of the Sunnybrook Hospital Foundation Board, and completed her ICD.D designation. Ms. Tory is a Member of the Order of Canada.

BOARD & COMMITTEE ATTENDANCE DURING 2020

	REGULAR	SPECIAL	TOTAL

Board	N/A	N/A	N/A

Total Board & Committee Attendance			N/A

OTHER PUBLIC BOARD DIRECTORSHIPS

PRESENT BOARDS

Allied Properties REIT		2020–Present

PAST BOARDS (LAST FIVE YEARS)

N/A

OWNERSHIP AND TOTAL VALUE OF EQUITY

	DECEMBER 31, 2019	DECEMBER 31, 2020

BCE Common Shares			N/A

BCE DSUs			N/A

Total Shares/DSUs (#)			N/A

Total Value ($)			N/A

SHARE OWNERSHIP REQUIREMENTS – TARGET DATE TO MEET

Five-Year Target:	Ten-Year Target:
N/A	N/A

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5 Director compensation

Cornell Wright Toronto (Ontario) Canada

Partner

Torys LLP

Since January 2009

Age: 47

Status: Independent

Joined Board: New Nominee

Top 4 Areas of Expertise:

• Governance

• Government/Regulatory Affairs

• Investment Banking/Mergers & Acquisitions

• Risk Management

2020 Annual Meeting Votes in Favour: N/A

Mr. Wright is a leading corporate lawyer. He is currently a partner at Torys LLP (a law firm) and is Chair of the firm’s Corporate Department and former co-head of the firm’s M&A Practice. On May 1, 2021, Mr. Wright will be joining Wittington Investments, Limited (the principal holding company of the Weston-Loblaw-Choice Properties group) as Executive Vice-President and is to become President at year-end. As a lawyer, his practice has focused on M&A transactions, both public and private, and other critical situations. He has played a lead role acting for some of Canada’s largest public and private companies in their most significant strategic matters. Mr. Wright has a broad range of experience in complex transactional, securities, family-controlled business, private equity, regulatory, governance, activism and compliance matters. He has regularly counselled boards of directors and board committees on corporate governance matters, crisis management and shareholder engagement issues and is a Fellow of The American College of Governance Counsel. Mr. Wright is Chair of the Board of Directors of the National Ballet of Canada, a Trustee of University Health Network and Executive in Residence at the Rotman School of Management.

BOARD & COMMITTEE ATTENDANCE DURING 2020

	REGULAR	SPECIAL	TOTAL

Board	N/A	N/A	N/A

Total Board & Committee Attendance			N/A

OTHER PUBLIC BOARD DIRECTORSHIPS

PRESENT BOARDS

N/A

PAST BOARDS (LAST FIVE YEARS)

N/A

OWNERSHIP AND TOTAL VALUE OF EQUITY

	DECEMBER 31, 2019	DECEMBER 31, 2020

BCE Common Shares	N/A		N/A

BCE DSUs	N/A		N/A

Total Shares/DSUs (#)	N/A		N/A

Total Value ($)	N/A		N/A

SHARE OWNERSHIP REQUIREMENTS – TARGET DATE TO MEET

Five-Year Target:	Ten-Year Target:
N/A	N/A

5	Director compensation

This section provides information pertaining to the compensation, share ownership and share ownership requirements of our non-management directors.

Our compensation program for non-management directors has the following objectives:

•	to ensure that the Corporation attracts and retains highly qualified, committed and talented members of the Board with an extensive and relevant breadth of experience

•	to align the interests of directors with those of our shareholders.

The Board sets the compensation of non-management directors based on recommendations from the Governance Committee.

The Governance Committee regularly reviews the compensation of non-management directors and recommends to the Board such adjustments as it considers appropriate and necessary to recognize the responsibilities, workload and time commitment of the Board and committee members, considering the evolving breadth and risk profile of the organization and to remain competitive with director compensation trends in Canada. Any director who is also an employee of the Corporation or any of its subsidiaries does not receive any compensation as a director. Each compensation review is accompanied by a review of share ownership requirements, as the Governance Committee considers those requirements to be an integral part of the compensation analysis. Following a review performed in 2020, the Board, on the recommendation of the Governance Committee, determined that no change to the compensation of non-management directors was warranted for 2021.

OUR AIM IS TO ENSURE THAT OUR BOARD MEMBERSHIP IS OF THE HIGHEST QUALITY AND HAS A SUFFICIENT RANGE OF SKILLS, EXPERTISE AND EXPERIENCE

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5 Director compensation

5.1	Comparator group

The comparator group used to benchmark the compensation of non-management directors and the share ownership requirements for 2020 is the same as the comparator group used to benchmark the compensation of executives. See page 52 for details regarding the composition of the comparator group.

5.2	Compensation levels

Non-management directors receive an all-inclusive annual flat fee (in lieu of retainers and Board or committee meeting attendance fees), in line with market best practices.

The following table shows the compensation levels for non-management directors in 2020:

COMPENSATION ($) (1)	LEVEL

225,000	Directors

235,000	Chair of the Governance Committee and Chair of the Pension Committee

260,000	Chair of the Audit Committee and Chair of the Compensation Committee

460,000	Chair of the Board

(1)

Non-management directors do not receive additional retainers or attendance fees in respect of their service as directors and as members of any of the Board’s standing committees. Directors are reimbursed for transportation and other expenses incurred for attendance at Board and committee meetings. As disclosed in last year’s proxy circular, following the 2019 review of non-management director compensation, effective April 1, 2020, the annual flat fee for directors who served on one committee, which was previously $210,000, and directors who served on two or more committees, which was previously $215,000, was combined into a single flat fee of $225,000, irrespective of the number of committees directors sit on, and the fees paid to each of the Chairs of Board committees and the Chair of the Board increased by $10,000. These changes triggered an increase in the five-year share ownership requirement for directors from $630,000 to $675,000 and the ten-year requirement from $1,470,000 to $1,575,000. The Chair’s five-year share ownership requirement increased from $1,350,000 to $1,380,000 and the ten-year requirement from $3,150,000 to $3,220,000.

The directors’ annual flat fee also compensates non-management directors for their services as directors of subsidiaries whose common shares or units are not publicly traded, including Bell Canada. The directors of the Corporation who sit on boards of directors of subsidiaries whose common shares or units are publicly traded may receive compensation from such publicly traded subsidiaries. At this time, no director of the Corporation sits on any such board.

5.3	Share ownership requirements

The Board establishes guidelines for the share ownership requirements of non-management directors. The following share ownership requirements apply to non-management directors, to be held in BCE common shares and/or DSUs.

OWNERSHIP REQUIREMENT FOR DIRECTORS	VALUE ($)	TIME TO MEET REQUIREMENT

Initial requirement of three times the base annual flat fee	675,000	Within five years of being appointed to the Board

Additional requirement of seven times the base annual flat fee	1,575,000	Within ten years of being appointed to the Board

OWNERSHIP REQUIREMENT FOR THE CHAIR OF THE BOARD	VALUE ($)	TIME TO MEET REQUIREMENT

Initial requirement of three times the Chair’s annual flat fee	1,380,000	Within five years of being appointed Chair of the Board

Additional requirement of seven times the Chair’s annual flat fee	3,220,000	Within ten years of being appointed Chair of the Board

BCE’S SHARE OWNERSHIP REQUIREMENTS PLACE THE CORPORATION AT THE TOP OF THE COMPARATOR GROUP

Until the initial minimum share ownership requirement is attained, 100% of the compensation is paid mandatorily in the form of DSUs. Once a director attains the initial minimum share ownership requirement, at least 50% of the compensation is paid mandatorily in DSUs, with the remaining portion to be paid in cash or DSUs, at the discretion of the director.

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5 Director compensation

5.4	Directors’ share unit plan

Under the share unit plan for non-employee directors (Directors’ Share Unit Plan), each non-management director receives at least 50% of his or her annual fees in DSUs (100% until the initial minimum share ownership requirement is attained) and may elect to receive his or her remaining annual fees in the form of DSUs. One DSU is equal in value to one BCE common share.

Each director has an account where DSUs are credited (at the end of each quarter), and all DSUs must be held until the director leaves the Board. The number of DSUs credited to each director’s account is calculated by dividing the amount of the quarterly fee payment by the common share price on the day the credit is made. DSUs vest at the time of grant.

Holders of DSUs are credited additional units that are equal to the dividends declared on the Corporation’s common shares. Additional DSUs are credited to each non-management director’s account on each dividend payment date. The number of DSUs is calculated using the same rate as the dividends paid on the common shares.

When a director leaves the Board, the Corporation buys the same number of BCE common shares on the open market as the number of DSUs the director holds in the Directors’ Share Unit Plan, after deducting appropriate taxes. These shares are then delivered to the former director. All administration costs as well as any brokerage fees associated with the purchase and registration of common shares are paid by BCE.

DSUs MUST BE HELD UNTIL DIRECTORS LEAVE THE BOARD – DIRECTORS ARE REQUIRED TO BE PAID 50% OF

THEIR COMPENSATION IN THE FORM OF DSUs DURING THEIR TENURE, AND 100% UNTIL THEY ATTAIN THEIR

INITIAL SHARE OWNERSHIP REQUIREMENT

5.5	Compensation table

The following table provides details of the compensation earned by the non-management directors of the Corporation who served as directors during the year ended on December 31, 2020. In 2020, as a whole, directors received 89% of their compensation in equity.

			ALL OTHER COMPENSATION ($)		ALLOCATION OF TOTAL COMPENSATION
NAME	FEES EARNED ($)	(1)		TOTAL COMPENSATION	CASH ($)	IN DSUs ($)

B.K. Allen	232,500		–	232,500	–	232,500

S. Brochu (2)	76,621			76,621	–	76,621

R.E. Brown	257,500		–	257,500	128,750	128,750

D.F. Denison	232,500		–	232,500	–	232,500

R.P. Dexter	222,500		–	222,500	–	222,500

I. Greenberg	222,500		–	222,500	–	222,500

K. Lee	222,500		–	222,500	111,250	111,250

M.F. Leroux	222,500		–	222,500	–	222,500

S.A. Murray (3)	146,497			146,497	–	146,497

G.M. Nixon	457,500		–	457,500	–	457,500

L.P. Pagnutti (4)	35,462			35,462	–	35,462

T.E. Richards (5)	146,497			146,497	–	146,497

C. Rovinescu	222,500		–	222,500	–	222,500

K. Sheriff	221,500		–	221,500	–	221,500

R.C. Simmonds	222,500		–	222,500	–	222,500

P.R. Weiss	257,500		–	257,500	128,750	128,750

(1)	Changes in compensation resulting from the 2019 non-management director compensation review, which became effective on April 1, 2020, were pro-rated.

(2)	Ms. Brochu retired from the Board on May 7. 2020, and earned a pro-rated portion of the annual flat fee.

(3)	Ms. Murray joined the Board on May 7, 2020, and earned a pro-rated portion of the annual flat fee.

(4)	Mr. Pagnutti joined the Board on November 4, 2020, and earned a pro-rated portion of the annual flat fee.

(5)	Mr. Richards joined the Board on May 7, 2020, and earned a pro-rated portion of the annual flat fee.

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6 Corporate governance practices

6	Corporate governance practices

This section provides information pertaining to our Board, the committees of our Board, our environmental, social and governance (ESG) and corporate responsibility practices, our shareholder engagement and our ethical values and policies.

BCE’S BOARD AND MANAGEMENT BELIEVE THAT STRONG CORPORATE GOVERNANCE PRACTICES CONTRIBUTE

TO SUPERIOR RESULTS IN CREATING AND MAINTAINING SHAREHOLDER VALUE. THAT IS WHY WE CONTINUALLY

SEEK TO STRENGTHEN OUR LEADERSHIP IN CORPORATE GOVERNANCE AND ETHICAL BUSINESS CONDUCT

BY ADOPTING BEST PRACTICES AND PROVIDING FULL TRANSPARENCY AND ACCOUNTABILITY TO OUR SHAREHOLDERS

BCE’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange (NYSE). Our practices described in this section comply with the Canadian Securities Administrators’ (CSA) corporate governance guidelines as well as the CSA’s rules relating to audit committees and certification of financial information. Since the Corporation has securities registered in the United States, we are subject to, and comply with, the applicable provisions of the Sarbanes-Oxley Act and related rules and regulations of the U.S. Securities and Exchange Commission (SEC). In addition, since the Corporation’s common shares are listed on the NYSE, we follow certain NYSE corporate governance rules applicable to foreign private issuers such as BCE. We comply with such mandatory NYSE governance rules and voluntarily comply in all material respects with all other NYSE governance rules, except as summarized under Corporate Governance Practices in the governance section of our website at BCE.ca, under the heading Difference between BCE practices and NYSE. In 2019, BCE confirmed its support of the Financial Stability Board’s Task Force on Climate-related Financial Disclosures (TCFD), which aims to develop voluntary and consistent climate-related risk disclosures.

6.1	Board of directors

The Board has overall responsibility for supervising the management of BCE’s business and affairs. In exercising this responsibility, the Board must act in accordance with a number of rules and standards, including:

•	the Canada Business Corporations Act

•	the Bell Canada Act

•	other laws that apply to telecommunications and broadcasting companies

•	laws of general application

•	BCE’s articles and by-laws
•	BCE’s administrative resolution and the written charters of the Board and each of its committees

•	BCE’s Code of Business Conduct, Complaint Procedures for Accounting and Auditing Matters and other internal policies.

AT EACH MEETING, THE INDEPENDENT DIRECTORS MET WITHOUT MANAGEMENT

In 2020, the Board held six regular meetings and three special meetings. It is a policy of the Board that at each regularly scheduled meeting, independent directors meet separately without non-independent directors and management personnel present. Each session of the independent directors was chaired by the Chair of the Board of directors.

ROLE OF THE BOARD OF DIRECTORS

The Board is responsible for supervising the management of the business and affairs of the Corporation. In furtherance of its purpose, the Board assumes the duties and responsibilities described in its written charter, which is reviewed annually by the Governance Committee and has been approved by the Board. The Board’s charter is incorporated by reference into this circular and is available on our website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov. In addition, shareholders may promptly obtain a free copy of the Board’s charter by contacting the Corporate Secretary’s Office at the coordinates set out in section 12.4.

The Board fulfills its duties and responsibilities directly and through four standing committees. Highlighted below is a discussion of some key aspects of the role of the Board, notably with respect to strategic planning, succession planning and risk oversight.

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6 Corporate governance practices

STRATEGIC PLANNING

Each May, our executive leadership team reviews a current mid-term strategic view for each business unit, enabling a company-wide perspective on key opportunities and risks and providing the foundation for our long-term capital planning. A review of the key drivers of value for the Corporation over the mid- and long-term is also conducted. This mid- and long-term strategic planning, as well as re-confirmation of our strategic imperatives, is reviewed in August by the Board. Each December, the Board holds a day-long session to review and approve our strategic plan, which takes into account, among other things, the opportunities and risks of the business units for the upcoming year. At that meeting, the Board reviews and approves the corporate financial objectives and operating plan of each business unit, including significant capital and operating allocations. As well, the Board frequently discusses aspects of the strategy and frequently reviews and assesses the implementation of our strategic imperatives.

REVIEWING KEY ASPECTS OF CORPORATE INITIATIVES AS WELL AS MID- AND LONG-TERM STRATEGIC PLANNING IS ONE OF THE BOARD’S KEY ROLES

SUCCESSION PLANNING

A critical responsibility of the Board and of the Compensation Committee is to ensure that a comprehensive succession plan is in place for the Corporation’s most senior executive leaders. To achieve this, the Compensation Committee meets annually with the President and CEO to review and update the succession plan for all executive officers, including the President and CEO position.

The plan identifies:

•	potential successors for each executive and highlights any personal development experiences required for each candidate to be fully prepared to take on the position

•	if appropriate, any candidates who could assume critical leadership roles in the short term should unexpected events leave such roles vacant earlier than expected.

EFFECTIVE SUCCESSION PLANNING HAS LONG BEEN A FOCUS OF THE BOARD

The executive succession plan is fully integrated with the Corporation’s overall succession planning process, which covers all key management positions and ensures a strong pipeline of talent is developed at all levels in the organization. As such, the plan presented to the Compensation

Committee is the culmination of an extensive process performed within each business unit and function and integrated at the cross-company level. This includes the identification of key talent, the roles they may be able to assume in the future, and their development plan to prepare for these roles. This may include development moves to other positions, internal or external courses, and close on-the-job mentoring. If no strong internal succession candidates are identified, an external search may be launched. Twice a year, all members of the senior management team are reviewed by the President and CEO and his direct reports in order to provide an integrated and balanced view of talent, to review our progress against our diversity and inclusion plans across the Corporation and to ensure development plans are on track.

THE COMPENSATION COMMITTEE REVIEWS THE SUCCESSION PLANNING PROCESS AND RESULTS FOR EXECUTIVE MANAGEMENT ANNUALLY

In addition to the regular annual review, key executive talent and succession plans are discussed by the Compensation Committee and at the Board level throughout the year, including, for example, as part of the performance reviews used to determine executive compensation.

RISK OVERSIGHT

BCE’s full Board is entrusted with the responsibility for identifying and overseeing the principal risks to which our business is exposed and seeking to ensure there are processes in place to effectively identify, monitor and manage them. These processes seek to mitigate rather than eliminate risk. A risk is the possibility that an event might happen in the future that could have a negative effect on our financial position, financial and operational performance, cash flows, business or reputation. While the Board has overall responsibility for risk, the responsibility for certain elements of the risk oversight program is delegated to Board committees in order to ensure that they are treated with appropriate expertise, attention and diligence, with reporting to the Board on a regular basis.

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6 Corporate governance practices

THE BOARD DELEGATED OVERALL RISK OVERSIGHT RESPONSIBILITIES TO THE RISK AND PENSION FUND COMMITTEE

Effective January 1, 2021, the Board established the Risk and Pension Fund Committee, which further underlines the importance that the Board assigns to risk management across the organization. Risk information is reviewed by the Board or the relevant committee throughout the year, and business leaders present regular updates on the execution of business strategies, risks and mitigation.

•

The Risk and Pension Fund Committee has oversight responsibility for the organization’s risk governance framework, which exists to identify, assess, mitigate and report key risks to which BCE is exposed. As part of its Charter, the Committee is tasked with oversight of risks relating to business continuity plans, work stoppage and disaster recovery plans, regulatory and public policy, information management and privacy, information and physical security, fraud, vendor and supply chain management, the environment, the pension fund, and other risks as required. The Risk and Pension Fund Committee receives a report on security matters, including information security, at each of its meetings.

•	The Audit Committee is responsible for overseeing financial reporting and disclosure, as well as the organization’s internal control systems and compliance with legal requirements.
•	The Compensation Committee oversees risks relating to compensation, succession planning and workplace policies and practices.

•

The Governance Committee assists the Board in developing and implementing BCE’s corporate governance guidelines and determining the composition of the Board and its committees. The Governance Committee also oversees matters such as ESG matters, the organization’s policies concerning business conduct, ethics and public disclosure of material information.

There is a strong culture of risk management at BCE that is actively promoted by the Board, the Risk and Pension Fund Committee and the President and CEO, at all levels within the organization. It has become a part of how the Corporation operates on a day-to-day basis and is woven into its structure and operating principles, guiding the implementation of the organization’s strategic imperatives.

WE HAVE ROBUST PROCESSES IN PLACE TO ENABLE THE BOARD AND THE RISK AND PENSION FUND COMMITTEE TO IDENTIFY AND MONITOR THE SIGNIFICANT RISKS TO WHICH OUR BUSINESS IS EXPOSED

For a detailed explanation of our risk governance framework, see section 1.5, entitled Corporate governance and risk management, under the heading Risk governance framework, in BCE’s MD&A dated March 4, 2021, included in BCE’s 2020 annual report, available on SEDAR at sedar.com, on EDGAR at sec.gov and on BCE’s website at BCE.ca. For a detailed explanation of the material risks applicable to BCE and its subsidiaries, see section 8, entitled Regulatory environment, and section 9, entitled Business risks, in BCE’s MD&A dated March 4, 2021.

COMMITTEES OF THE BOARD OF DIRECTORS

There are four standing committees of the Board: the Audit Committee, the Compensation Committee, the Governance Committee and the Risk and Pension Fund Committee. Effective January 1, 2021, the Board established the Risk and Pension Fund Committee, in replacement of the Pension Committee.

IT IS BCE’S POLICY THAT EACH OF THE AUDIT COMMITTEE, THE COMPENSATION COMMITTEE AND THE GOVERNANCE COMMITTEE MUST BE COMPRISED SOLELY OF INDEPENDENT DIRECTORS

The Board has concluded that all of the directors who served as members of the Audit Committee, the Compensation Committee and the Governance Committee during 2020 are independent under our director independence standards, which are consistent with the director independence requirements of the CSA’s corporate governance rules and guidelines.

In addition, all members of the Audit Committee met the more stringent audit committee independence requirements under National Instrument 52-110 – Audit Committees and the NYSE governance rules. During 2020, none of the members of the Audit Committee directly or indirectly accepted any consulting, advisory or other compensatory fee from BCE, other than ordinary director fees.

The charter of each Board committee is reviewed annually by the Governance Committee and can be found in the governance section of our website at BCE.ca. The Audit Committee charter is also attached as Schedule 2 to BCE’s annual information form (AIF) for the year ended December 31, 2020 (which you can access on our website at BCE.ca, SEDAR at sedar.com and EDGAR at sec.gov). The position descriptions of the committee Chairs is detailed in the corresponding committee charter.

At each regularly scheduled Board meeting, the committees of the Board, through the committee Chair, provide a report to the Board on their activities.

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6 Corporate governance practices

During the year 2020, the composition of the four standing committees of the Board was as follows:

COMMITTEE	NUMBER OF MEETINGS HELD IN 2020	MEMBERS AT DECEMBER 31, 2020	INDEPENDENT

Audit	5	P.R. Weiss (Chair)	✓

		D.F. Denison	✓

		R.P. Dexter	✓

		I. Greenberg	✓

		K. Lee	✓

		M.F. Leroux	✓

		R.C. Simmonds	✓

Compensation	7	R.E. Brown (Chair)	✓

		B.K. Allen	✓

		I. Greenberg	✓

		C. Rovinescu	✓

COMMITTEE	NUMBER OF MEETINGS HELD IN 2020	MEMBERS AT DECEMBER 31, 2020	INDEPENDENT

Governance	6	B.K. Allen (Chair)	✓

		R.E. Brown	✓

		M.F. Leroux	✓

		R.C. Simmonds	✓

Pension	4	D.F. Denison (Chair)	✓

		R.P. Dexter	✓

		K. Lee	✓

		C. Rovinescu	✓

		K. Sheriff	✓

		P.R. Weiss	✓

Effective January 1, 2021, the composition of the four standing committees of the Board is as follows:

COMMITTEE	MEMBERS	INDEPENDENT

Audit	L.P. Pagnutti (Chair)	✓

	I. Greenberg	✓

	K. Lee	✓

	M.F. Leroux	✓

	T.E. Richards	✓

	P.R. Weiss (1)	✓

Compensation	D.F. Denison (Chair)	✓

	B.K. Allen (1)	✓

	R.E. Brown (1)	✓

	R.P. Dexter	✓

	I. Greenberg	✓

	S.A. Murray	✓

	T.E. Richards	✓

	C. Rovinescu	✓

COMMITTEE	MEMBERS	INDEPENDENT

Governance	M.F. Leroux (Chair)	✓

	B.K. Allen (1)	✓

	R.E. Brown (1)	✓

	D.F. Denison	✓

	K. Lee	✓

	R.C. Simmonds	✓

Risk and Pension Fund	C. Rovinescu (Chair)	✓

	R.P. Dexter	✓

	S.A. Murray	✓

	L.P. Pagnutti	✓

	K. Sheriff	✓

	R.C. Simmonds	✓

	P.R. Weiss (1)	✓

(1)	Mr. B.K. Allen, Mr. R.E. Brown and Mr. P.R. Weiss will retire from the Board at the 2021 shareholder meeting.

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6 Corporate governance practices

AUDIT COMMITTEE	COMPENSATION COMMITTEE	GOVERNANCE COMMITTEE	RISK AND PENSION

The purpose of the Audit Committee is to assist the Board in its oversight of:

•  the integrity of BCE’s financial statements and related information

•  BCE’s compliance with applicable legal and regulatory requirements

•  the independence, qualifications and appointment of the external auditors

•  the performance of both the external and internal auditors

•  management’s responsibility for assessing and reporting on the effectiveness of internal controls

•  the Corporation’s risks as it relates to financial reporting.

Please refer to section 7.1, entitled Audit Committee report, for a complete description of the committee.

The purpose of the Compensation Committee is to assist the Board in its oversight responsibilities related to:

•  compensation, nomination, evaluation and succession of officers and other management personnel

•  BCE’s workplace policies and practices (including health and safety policies, policies ensuring a respectful workplace free from harassment and policies ensuring a diverse and inclusive workplace).

Please refer to section 7.4, entitled Compensation Committee report, for a complete description of the committee and a description of fees paid to external compensation advisors in 2020.

The purpose of the Governance Committee is to assist the Board to:

•  develop and implement BCE’s corporate governance policies and guidelines

•  identify individuals qualified to become members of the Board

•  determine the composition of the Board and its committees

•  determine the directors’ remuneration for Board and committee service

•  develop and oversee a process to assess the Board, committees of the Board, the Chair of the Board, Chairs of committees, and individual directors

•  review, and recommend for Board approval, BCE’s policies concerning business conduct, ethics, public disclosure of material information and other matters

•  review the Corporation’s ESG strategy and disclosure.

Please refer to section 7.2, entitled Governance Committee report, for a complete description of the committee.

FUND COMMITTEE

The purpose of the Risk and Pension Fund Committee is to assist the Board in its oversight responsibilities related to:

•  BCE’s enterprise risk governance framework and the policies, procedures and controls management uses to evaluate and manage key risks to which the Corporation is exposed

•  BCE’s exposure to key risks, except for risks that remain the primary responsibility of another committee of the Board

•  the administration, funding and investment of BCE’s pension plans and funds

•  the unitized pooled funds sponsored by BCE for the collective investment of the funds and the participant subsidiaries’ pension funds.

Please refer to section 7.3, entitled Risk and Pension Fund Committee report, for a complete description of the committee.

CHAIR OF THE BOARD OF DIRECTORS

BCE’s by-laws provide that directors may determine whether the Chair should be an officer of BCE or should act solely in a non-executive capacity. Should they decide that the Chair be an officer acting in an executive capacity, the Board must designate one of its members as the “lead director,” who is responsible for ensuring that the Board can function independently of management.

Mr. Gordon M. Nixon serves as independent Chair of the Board since April 2016. Mr. Nixon is not an executive officer of BCE and he is independent pursuant to our director independence standards, which are consistent with the CSA’s corporate governance rules and guidelines and the NYSE governance rules.

BCE’S BOARD CHAIR IS INDEPENDENT

The detailed mandate of the Board Chair is included in the Board’s charter, which can be found in the governance section of our website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov.

PRESIDENT AND CEO

The President and CEO, subject to the Board’s approval, develops BCE’s strategic and operational orientation. In so doing, he provides leadership and vision for the effective overall management, profitability and growth of BCE, and for increasing shareholder value and ensuring compliance with policies adopted by the Board.

The President and CEO is directly accountable to the Board for all of BCE’s activities. The Board approved a written position description for the President and CEO, which is available in the governance section of our website at BCE.ca.

BCE’S PRESIDENT AND CEO HAS PRIMARY RESPONSIBILITY FOR THE MANAGEMENT OF THE BUSINESS AND AFFAIRS OF BCE

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COMPOSITION AND DIVERSITY OF THE BOARD OF DIRECTORS

In terms of the composition and diversity of BCE’s Board, the objective is to have a sufficient range of skills, expertise and experience to ensure that the Board can carry out its responsibilities effectively. Directors are chosen among the most qualified candidates for their ability to contribute to the broad range of issues with which the Board routinely deals.

The Governance Committee and the Board also consider the level of gender representation on the Board and strive to include, within the candidates considered, individuals with a diverse background, including gender, age, experience, members of visible minorities, Indigenous peoples and persons with disabilities. The Governance Committee, as part of each Board candidate search process and in the list of potential Board candidates maintained by the Governance Committee, will include members of visible minorities, Indigenous peoples and/or persons with disabilities within the pool of candidates considered.

AS PART OF OUR BOARD CANDIDATE SEARCH PROCESS, WE WILL INCLUDE REPRESENTATIVES OF EACH GENDER AS WELL AS MEMBERS OF VISIBLE MINORITIES, INDIGENOUS PEOPLES AND/OR PERSONS WITH DISABILITIES

In 2015, the Board, on the recommendation of the Governance Committee, updated its Board composition policy (now the Board composition and diversity policy) to incorporate certain considerations in respect of Board diversity and adopted a target that women represent at least 25% of non-executive directors by the end of 2017. This target was met. In 2016, the Board reviewed the progress made since the adoption of the diversity policy and target. Following this review, the Board, on the recommendation of the Governance Committee, adopted an additional target that women represent at least 30% of non-executive directors by the end of 2021. Furthermore, in 2017, as part of its continuing commitment to gender equality, BCE became a member of the 30% Club and signed the Catalyst Accord 2022, whose objective is to increase the average percentage of women in corporate Canada to 30% or greater by 2022. In 2019, the Board, on the recommendation of the Governance Committee, amended the target to be that each gender represent at least 30% of non-executive directors by the end of 2021. This additional target will be met if all director nominees are elected at the meeting, with five of the director nominees, representing 36% of non-executive directors, being women. Since the Board updated its composition and diversity policy in 2015, four of the seven newly appointed directors have been women and, including the Board nominees, two are members of a visible minority.

In 2019, the Board, on the recommendation of the Governance Committee, also updated its composition and diversity policy to use a nomenclature consistent with changes made to the Canada Business Corporations Act. No additional targets have been set for representation of Indigenous peoples, persons with disabilities, or members of visible minorities due to the small size of the group and reliance on self-reporting.

Of the 15 director nominees, five are women (36% of non-executive directors and 33% of all director nominees), two are members of a visible minority (14% of non-executive directors and 13% of all director nominees), and none are Indigenous peoples or persons with disabilities.

WOMEN REPRESENT 36% AND MEMBERS OF VISIBLE MINORITIES REPRESENT 14% OF NON-EXECUTIVE DIRECTOR NOMINEES

The policy also states that, on a yearly basis, the Governance Committee will report to the Board in respect of the measures taken to ensure that the policy has been effectively implemented, the annual and cumulative progress in achieving the objectives of the policy and the effectiveness of the policy as a whole. In measuring the effectiveness of the policy, the Governance Committee considers its identification and consideration of any individuals to become Board members in the previous year and whether and how the policy influenced such identification and consideration.

NOMINATION OF DIRECTORS AND TENURE

The Governance Committee receives suggestions for Board candidates from individual Board members, the President and CEO, shareholders and professional search organizations. On a regular basis, the Governance Committee reviews the current profile of the Board, including the average age and tenure of directors and the representation of various areas of expertise and experience, geography and general conformity with the Board composition and diversity policy. The Governance Committee also maintains a list of potential Board candidates that it reviews on a regular basis. The Governance Committee, as part of each Board candidate search process and in the list of potential Board candidates maintained by the Governance Committee, will include members of visible minorities, Indigenous peoples and/or persons with disabilities within the pool of candidates considered.

ON THE RECOMMENDATION OF THE GOVERNANCE

COMMITTEE, THE BOARD RECOMMENDS THE

APPOINTMENT OF TWO NEW BOARD CANDIDATES,

MS. JENNIFER TORY, A FORMER SENIOR EXECUTIVE AT

RBC WITH EXTENSIVE AND RELEVANT EXPERIENCE

LEADING LARGE BUSINESSES AND TEAMS, AND

MR. CORNELL WRIGHT, A SENIOR ATTORNEY WITH

SIGNIFICANT EXPERIENCE AND EXPERTISE IN

CORPORATE GOVERNANCE AND MERGERS &

ACQUISITIONS, THEREBY ENSURING THE APPROPRIATE

MIX OF SKILLS, EXPERTISE AND EXPERIENCE

Ms. Tory brings to the Board extensive and relevant experience leading large businesses and teams. Mr. Wright brings to the Board significant and relevant experience as a senior partner in a major Canadian law firm. For more details regarding Ms. Tory’s and Mr. Wright’s experience, please see pages 16 and 17.

With respect to tenure, the Board strives to achieve a balance between the need to have a depth of institutional experience from its members on the one hand and the need for renewal and new perspectives on the other hand. The Board tenure policy does not impose an arbitrary retirement age limit, but it sets as a guideline that directors serve up to a maximum term of 12 years, assuming they are re-elected annually and meet applicable legal requirements. The Board, however, upon recommendation of the Governance Committee, may, in certain circumstances, extend a director’s initial 12-year term limit.

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COMPETENCY REQUIREMENTS AND OTHER INFORMATION

We maintain a “competency” matrix in which directors indicate their expertise level in areas we think are required on the Board for a company like ours. Each director has to indicate the degree to which he or she possesses these competencies. The table below lists the top four competencies of our director nominees together with their age range, tenure on the BCE Board, linguistic background and region of residency.

NAME	AGE			TENURE		LINGUISTIC		REGION				TOP FOUR COMPETENCIES [1]										
	< 60	60 – 69	≥ 70	≤ 6 YEARS	> 6 YEARS	ENGLISH	FRENCH	ONTARIO	QUÉBEC	ATLANTIC	U.S.	ACCOUNTING & FINANCE	CEO/SENIOR MANAGEMENT	GOVERNANCE	GOVERNMENT/ REGULATORY AFFAIRS	HR/COMPENSATION	INVESTMENT BANKING/M&A	MEDIA/CONTENT	RETAIL/CUSTOMER	RISK MANAGEMENT	TECHNOLOGY	TELECOM
M. Bibic	●			●		●	●	●					✓		✓			✓				✓
D.F. Denison		●			●	●		●				✓	✓	✓		✓						
R.P. Dexter		●			●	●				●				✓		✓			✓	✓		
I. Greenberg			●		●	●	●		●				✓		✓	✓		✓				
K. Lee	●			●		●		●				✓	✓	✓						✓		
M.F. Leroux		●		●		●	●		●			✓	✓	✓					✓			
S.A. Murray		●		●		●		●					✓	✓		✓	✓					
G.M. Nixon (Chair)		●			●	●		●					✓	✓		✓	✓					
L.P. Pagnutti		●		●		●		●				✓	✓	✓						✓		
T.E. Richards		●		●		●					●		✓			✓					✓	✓
C. Rovinescu		●		●		●	●		●				✓			✓			✓	✓		
K. Sheriff		●		●		●		●					✓							✓	✓	✓
R.C. Simmonds		●			●	●		●						✓	✓						✓	✓
J. Tory		●		●		●		●					✓	✓		✓			✓			
C. Wright	●			●		●		●						✓	✓		✓			✓

(1)	Definition of core competencies

•	Accounting & Finance: experience with, or understanding of, financial accounting and reporting, corporate finance and familiarity with financial internal controls, and Canadian GAAP/IFRS

•	CEO/Senior Management: experience as a CEO or senior executive of a major public company or other major organization

•	Governance: experience in corporate governance principles and practices at a major organization

•	Government/Regulatory Affairs: experience in, or understanding of, government, relevant government agencies and/or public policy in Canada

•

Human Resources/Compensation: experience in, or understanding of, compensation plans, leadership development, talent management, succession planning and human resource principles and practices generally

•	Investment Banking/Mergers & Acquisitions: experience in investment banking and/or major transactions involving public companies

•	Media/Content: senior executive experience in the media or content industry

•	Retail/Customer: senior executive experience in a mass consumer industry

•	Risk Management: experience in, or understanding of, internal risk controls, risk assessment, risk management and/or reporting

•	Technology: senior executive experience in the technology industry

•	Telecommunications: senior executive experience in the telecommunications industry.

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AUDIT COMMITTEE MEMBERS’ FINANCIAL LITERACY, EXPERTISE AND

SIMULTANEOUS SERVICE

Under applicable rules, the Corporation is required to disclose whether its Audit Committee members include at least one “audit committee financial expert.” In addition, we are subject to Canadian and NYSE corporate governance rules relating to audit committees and certification of financial information requiring that all Audit Committee members be financially literate.

The Board has determined that all members of the Audit Committee during 2020 were, and all current members of the Audit Committee are, financially literate. In respect of the current Audit Committee members, the Board determined that the Chair of the committee, Mr. L.P. Pagnutti and Ms. K. Lee, Ms. M.F. Leroux and Mr. P.R. Weiss are qualified as “audit committee financial experts.” In respect of the Audit Committee members during the year 2020, the Board determined that the Chair of the committee, Mr. P.R. Weiss, and Mr. D.F. Denison, Ms. K. Lee and Ms. M.F. Leroux were qualified as “audit committee financial experts.”

The NYSE rules followed by the Corporation require that if an Audit Committee member serves simultaneously on the audit committee of more than three public companies, the Board must determine and disclose that this simultaneous service does not impair the ability of the member to effectively serve on the Audit Committee. In addition to serving on the Corporation’s Audit Committee, Ms. Monique F. Leroux currently serves on the audit committee of three public companies: Alimentation Couche-Tard Inc., Michelin Group and S&P Global Inc. The Board has reviewed the Audit Committee service of Ms. Leroux and has concluded that these other activities do not impair her ability to effectively serve on the Audit Committee. This conclusion is based on the following considerations, among others:

•	she is not involved in full-time professional activities other than serving on various boards of directors and not-for-profit organizations and acting as strategic advisor

•	she has extensive accounting and financial knowledge and experience, which serves the best interests of the Corporation and assists the Audit Committee in the discharge of its duties

•	she makes valuable contributions to the Corporation’s Audit Committee, and

•	she attended 100% of Board and committee meetings, including the Audit Committee, in 2020.

BOARD OF DIRECTORS’ ASSESSMENT

As part of its charter, the Governance Committee develops and oversees a process to enable each director to assess the effectiveness and performance of the Board and its Chair, the Board committees and their respective chairs and himself or herself as a member of the Board. For 2020, the assessment process was conducted as follows:

Each director completed questionnaires aimed

at evaluating his or her own performance as a

member of the Board, the performance of the

Board as a whole and its Chair, as well as the

performance of each Board committee on

which she or he serves and its respective Chair.

Each director then had a separate

discussion with the Chair of the Board to

review the results of the questionnaires

and to discuss and assess the performance

of the Board and its Chair, the committees

and their respective Chairs and their

director colleagues.

Following this process, in camera sessions of

the Governance Committee and the Board

were held, at which the feedback from the

questionnaires and the one-on-one

meetings and the appropriateness of any

modifications or enhancements were

reviewed and discussed.

Modifications or enhancements resulting from the assessment process are discussed with the President and CEO, as appropriate, and a plan is immediately put in place for implementation.

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INDEPENDENCE OF THE BOARD OF DIRECTORS

The Board’s policy is that at least a majority of its members must be independent. Acting on the recommendation of the Governance Committee, the Board is responsible for determining whether or not each director is independent. For a director to be considered independent, the Board analyzes all of the relationships each director has with BCE and must determine that the director does not have any direct or indirect material relationship with us. To guide this analysis, the Board has adopted director independence standards. These standards are consistent with the CSA and the NYSE rules, are reviewed by the Governance Committee every year and can be found in the governance section of our website at BCE.ca.

Information concerning the relationships each director has with BCE is collected through the following sources: directors’ responses to a detailed questionnaire, biographical information of directors, our internal corporate records, external verifications and any required discussions with our directors. Furthermore, each year, directors certify that they comply with our Code of Business Conduct, including the obligation to disclose any actual or potential conflict of interest.

In the course of the Board’s determination regarding independence, it evaluated the relationships of each director with BCE against the independence standards outlined above and considered all relevant transactions, relationships and arrangements with companies or organizations with whom our directors may be associated.

As a result of this assessment, the Board determined that each current board member and director nominee is independent (with the exception of our President and CEO, Mr. M. Bibic) and does not have a material relationship with BCE. As an officer of BCE, Mr. Bibic is not considered to be independent under these rules.

All members of the Audit Committee, Compensation Committee and Governance Committee must be independent as defined under BCE’s director independence standards. Members of the Audit Committee and Compensation Committee must also satisfy more stringent independence requirements, as defined under BCE’s director independence standards.

The Board has determined that, as of the date of this circular, all members of the Audit Committee, Compensation Committee and Governance Committee are independent, and members of the Audit Committee and Compensation Committee satisfy these more stringent independence requirements.

	STATUS OF DIRECTOR NOMINEES		REASON FOR NON-INDEPENDENT STATUS
NAME	INDEPENDENT	NOT INDEPENDENT

M. Bibic		●	President and CEO

D.F. Denison	●

R.P. Dexter	●

I. Greenberg	●

K. Lee	●

M.F. Leroux	●

S.A. Murray	●

G.M. Nixon	●

L.P. Pagnutti	●

T.E. Richards	●

C. Rovinescu	●

K. Sheriff	●

R.C. Simmonds	●

J. Tory	●

C. Wright	●

BOARD INTERLOCKS

The Board’s approach to board interlocks is that no more than two Board members may sit on the same public company board. There are currently no members of the Board who sit on the same external public company board.

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EXPECTATIONS AND PERSONAL COMMITMENTS OF DIRECTORS

The Board expects all of its members to comply with BCE’s Statement of Corporate Governance Principles & Guidelines. Members are also expected to comply with BCE’s policies that apply to directors and the various Board procedures and practices. These procedures include the declaration of interest and changes in principal occupation (see below for details), the conflict of interest guidelines (see below for details), the share ownership guidelines (see section 5, entitled Director compensation, for details) and the Code of Business Conduct (see section 6.4, entitled Ethical business conduct, for details).

The Board also expects all of its members to demonstrate personal and professional characteristics beyond reproach. These characteristics include high ethical standards and integrity, leadership, financial literacy and current fluency in their own fields of expertise.

IN 2020, THE DIRECTORS ATTENDED 96% OF ALL BOARD AND COMMITTEE MEETINGS

The Board further expects all of its members to make meaningful commitments during their time as directors of BCE. Each director is expected to participate in the director orientation program and in continuing education and development programs. They are expected to develop and expand a broad, current knowledge of the nature and operation of our major business units. Similarly, all members are expected to commit the necessary time required to be an effective and fully contributing member of the Board and of each Board committee on which they serve. In this regard, it is the Board’s policy that, including BCE’s Board, (i) directors who are not active public company CEOs serve on no more than five public company boards, and (ii) directors who are public company CEOs serve on no more than two public company boards.

The Governance Committee is responsible for administering BCE’s policy on directors’ attendance at meetings of the Board and its committees. Under this policy, the Corporate Secretary must report to the Governance Committee any director who did not attend at least 75% of the combined Board and committee meetings held in the year.

The following table indicates the attendance of our directors at Board and committee meetings during 2020:

NAME	REGULAR BOARDS	SPECIAL BOARDS (1)	TOTAL BOARDS	AUDIT COMMITTEE	COMPENSATION COMMITTEE	GOVERNANCE COMMITTEE	PENSION COMMITTEE	TOTAL

B.K. Allen	5/6	3/3	8/9	–	6/7	5/6 (Chair)	–	86%

M. Bibic	6/6	3/3	9/9	–	–	–	–	100%

R.E. Brown	6/6	3/3	9/9	–	7/7 (Chair)	6/6	–	100%

D.F. Denison	6/6	3/3	9/9	5/5	–	–	4/4 (Chair)	100%

R.P. Dexter	6/6	3/3	9/9	5/5	–	–	4/4	100%

I. Greenberg	6/6	3/3	9/9	5/5	7/7	–	–	100%

K. Lee	5/6	3/3	8/9	4/5	–	–	3/4	83%

M.F. Leroux	6/6	3/3	9/9	5/5	–	6/6	–	100%

S.A. Murray (2)	4/4	1/1	5/5	–	–	–	–	100%

G.M. Nixon (3)	6/6	3/3	9/9	–	–	–	–	100%

L.P. Pagnutti (2)	2/2	–	2/2	–	–	–	–	100%

T.E. Richards (4)	2/4	1/1	3/5	–	–	–	–	60%

C. Rovinescu	6/6	3/3	9/9	–	7/7	–	4/4	100%

K. Sheriff	6/6	3/3	9/9	–	–	–	4/4	100%

R.C. Simmonds	6/6	3/3	9/9	5/5	–	6/6	–	100%

P.R. Weiss	6/6	3/3	9/9	5/5 (Chair)	–	–	4/4	100%

Total	90%	100%	97%	97%	96%	96%	95%	96%

(1)

Due to exceptional circumstances, special Board meetings may have to be called on short notice and must, on occasion, be held at a time and date when the largest number of directors is available, but certain members may be unable to attend.

(2)	Ms. Murray and Mr. Pagnutti joined the Board in May, 2020 and November 2020, respectively.

(3)	Mr. Nixon, as Chair of the Board, is not a member of any committee of the Board but attends as an ex-officio member on all committees.

(4)	Mr. Richards was elected to the Board in May 2020 and was unable to attend two Board meetings due to serious illness.

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6 Corporate governance practices

Directors must follow the procedure for declarations of interest and changes in their principal occupation. The procedure is designed to enable the Governance Committee to be notified in a timely fashion of any change in a director’s external directorships and principal occupation, and to permit the Governance Committee to review and consider any possible effect of such a change on the suitability of that director’s continued service as a member of the Board. This procedure also states that directors are expected to tender their resignation upon a change in their principal occupation, which only becomes effective if and when it is accepted by the Board upon the recommendation of the Governance Committee.

BCE’s conflict of interest guidelines for directors set out how conflict situations will be managed during a Board meeting. If a director is deemed to have a conflict of interest because of an interest in a party to a proposed contract or transaction with BCE, then a specific “declaration of interest” is noted in the minutes of the meeting. Furthermore, the conflicted director must abstain from voting on the matter. Depending on circumstances, the director may also withdraw from the meeting while the Board deliberates.

ORIENTATION AND CONTINUING EDUCATION

New directors are given the opportunity to individually meet with members of senior management to aid in their understanding of our businesses. The Governance Committee assists new directors in becoming acquainted with BCE and its governance processes and encourages continuing education opportunities for all members of the Board.

We provide new and existing directors a comprehensive reference manual containing information with respect to: all key corporate and Board policies, including the Code of Business Conduct, the structure and responsibilities of the Board and its committees, the legal duties and liabilities of directors, and BCE’s articles and by-laws.

All directors have regular access to senior management to discuss Board presentations and other matters of interest.

The Board has adopted guidelines with respect to directors’ attendance at external continuing education programs for which BCE reimburses the costs of attendance, and we encourage our directors to attend conferences, seminars or courses, whether they be industry-specific to BCE or relevant to fulfilling their role as a director.

Furthermore, in recognition of the rapidly changing technology and competitive environment of our business, education sessions on topics of particular importance to our businesses and industry are organized for directors to attend. In addition, the Board and committees, at regularly scheduled meetings, require management to provide an in-depth review of the business segments in which we operate, as well as our industry in general and topics relevant to each committee. We have listed in the table to the right the education sessions, internal sessions and reports attended by our directors in 2020.

QUARTER	TOPIC		ATTENDANCE

Q1 2020	•	Bell’s mental health initiative	Board

	•	Customer experience	Board

	•	Government relations, regulatory and legal matters	Board

	•	Wireless business	Board

	•	Information Technology	Board

	•	COVID-19 pandemic	Board

	•	Update on security	Audit Committee

	•	Compliance program	Audit Committee

	•	Update on environmental compliance	Audit Committee

	•	Executive compensation disclosure	Compensation Committee

	•	Developments in corporate governance	Governance Committee

	•	Pension regulation	Pension Committee

Q2 2020	•	Information security	Board

	•	COVID-19 pandemic	Board

	•	Accounting standards	Audit Committee

	•	Update on security	Audit Committee

	•	Update on environmental compliance	Audit Committee

	•	Pension valuation	Pension Committee

Q3 2020	•	Strategy	Board

	•	Regulatory matters	Board

	•	COVID-19 pandemic	Board

	•	Major accounting policies	Audit Committee

	•	Update on security	Audit Committee

	•	Update on environmental compliance	Audit Committee

	•	Diversity and inclusion	Compensation Committee

	•	Developments in corporate governance	Governance Committee

	•	Defined contribution pension plan	Pension Committee

Q4 2020	•	Data governance	Board

	•	Information security	Board

	•	Media business	Board

	•	Network	Board

	•	Risk management	Board

	•	Wireless business	Board

	•	Wireline business	Board

	•	Update on security	Audit Committee

	•	Update on environmental compliance	Audit Committee

	•	Tax	Audit Committee

	•	Executive compensation trends and best practices	Compensation Committee

	•	Health and safety	Compensation Committee

	•	Developments in corporate governance	Governance Committee

	•	Diversity	Governance Committee

	•	Pension investment and risk management policy	Pension Committee

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6.2   Environmental, social and governance practices

ESG practices form an integral part of BCE’s corporate responsibility approach. Since its founding in 1880, Bell has been the Canadian leader in telecommunications and today our goal is to advance how Canadians connect with each other and the world. We take very seriously our responsibility to manage the company in ways that enable us to sustain our record of serving the personal and business communications needs of millions of customers, seek to create value for shareholders, provide meaningful careers for tens of thousands of people, and make a significant contribution to the broader Canadian community and economy.

CORPORATE RESPONSIBILITY UNDERPINS OUR 6 STRATEGIC IMPERATIVES

Corporate responsibility is a fundamental element of each of the 6 strategic imperatives that inform BCE’s policies, decisions and actions. This approach also supports our goal of advancing how Canadians connect with each other and the world.

The Board has established clear lines of authority and oversight over our corporate responsibility programs and our ESG practices, with primary accountability at the committee level. The Risk and Pension Fund Committee oversees ESG issues, including environmental risks, security and business continuity. The Compensation Committee has oversight for human resources issues, including respectful workplace practices, health and safety. The Governance Committee is responsible for governance practices and policies, overview of our ESG strategy and disclosure as well as policies concerning business conduct and ethics. In addition, in 2020, the Compensation Committee introduced a metric to track corporate performance against our ESG targets.

We report annually on our corporate responsibility performance and our ESG practices in our Corporate Responsibility Report, available on BCE.ca. We report on the ESG topics that are of greatest importance to our stakeholders and which could have a relevant impact on our business.

BCE is recognized around the world for the effectiveness of its corporate responsibility and ESG programs, as reflected in its inclusion in various sustainability indices and its receipt of sustainability awards. In 2020, BCE continued to be listed on socially responsible investment indices, such as the FTSE4Good Index, the Jantzi Social Index, the Ethibel Sustainability Index (ESI) Excellence Global, and the Euronext Vigeo World 120 index.

COMMUNITY

Since 2010, the Bell Let’s Talk mental health initiative has built awareness and action in Canadian mental health, helping reduce the stigma around mental illness while improving access to care, research and workplace mental health. Over the last 11 years, Canadians and people worldwide have taken the mental health conversation started by Bell Let’s Talk to remarkable heights each year, driving unprecedented change in mental health. To date, Bell Let’s Talk has supported more than 1,100 organizations providing mental health support and services throughout Canada, including hospitals, universities, local community service providers and other care and research organizations.

BELL LET’S TALK HAS SUPPORTED MORE THAN

1,100 ORGANIZATIONS PROVIDING MENTAL HEALTH

SUPPORT AND SERVICES THROUGHOUT CANADA,

INCLUDING HOSPITALS, UNIVERSITIES,

LOCAL COMMUNITY SERVICE PROVIDERS AND

OTHER CARE AND RESEARCH ORGANIZATIONS

WHY MENTAL HEALTH MATTERS

With the COVID-19 crisis affecting every aspect of our lives, the Canadian Mental Health Association reports that 40% of Canadians say their mental health has declined due to the COVID-19 pandemic. At the same time, the mental health challenges within Black, Indigenous and People of Colour (BIPOC) communities, and those faced by youth, have also underscored the need to address mental illness in new ways as well as the important role we can all play in putting the focus on mental health.

WHAT WE ARE DOING

In March 2020, Bell extended Bell Let’s Talk for another five years and launched a new $10 million partnership with the Graham Boeckh Foundation to accelerate the delivery of mental health services for young people through Integrated Youth Services (IYS) hubs. Later that month, Bell Let’s Talk announced an additional $5 million in donations to the Canadian Red Cross, Canadian Mental Health Association, Kids Help Phone, Revivre and Strongest Families Institute, to enhance their efforts to support Canadians confronting isolation, anxiety and other challenges during the COVID-19 crisis.

In July 2020, Bell launched the $5 million Bell Let’s Talk Diversity Fund to support the mental health and well-being of BIPOC communities across Canada with inaugural donations totaling $500,000 to Black Youth Helpline and the National Association of Friendship Centres.

January 2021 saw a number of significant donations made by Bell in the lead up to Bell Let’s Talk Day, including: the $2 million Bell Let’s Talk-Brain Canada Mental Health Research Program to accelerate brain research; $2.5 million for a new Bell Let’s Talk Post-Secondary Fund for Canadian colleges and universities; a further $1 million in Diversity Fund grants to eight organizations; $500,000 to help expand the reach of Jack.org Chapters in hundreds of communities to support the mental health of young people; $420,000 to the QEII Foundation to introduce repetitive transcranial magnetic stimulation (rTMS) at two hospitals in Nova Scotia; and $300,000 to the CHU Sainte-Justine Foundation to launch an intensive ambulatory care pilot program for young people across Québec being treated for an eating disorder.

On January 28, 2021 – Bell Let’s Talk Day itself – when Bell donates 5 cents more to mental health programs for every eligible text, call and social media interaction, Canadians and people around the world set all-new records for engagement in the mental health conversation, sharing 159,173,435 messages of support and driving $7,958,671.75 in new mental health funding by Bell.

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6 Corporate governance practices

SOCIETY

Being an engaged corporate citizen has been central to our identity for 140 years. Our networks and services are fundamental to the success of the communities we serve, the nation’s economy and Canadian society as a whole. We work closely with governments, regulators and our customers to maximize these societal benefits.

WHY DIGITAL ACCESS MATTERS

Society increasingly depends upon communications networks and services for education, work, healthcare, entertainment and to stay informed and engaged with friends, neighbours and the rest of the world. It has never been more critical for all Canadians to have ready access to modern digital infrastructure. The COVID-19 crisis that began in 2020 and brought about fundamental changes to the way we live and work only reinforces this point.

WHAT WE ARE DOING

Bell is Canada’s leading communications company with respect to network investment, research and development and innovation, with industry-leading capital expenditures to provide advanced networks and services to our customers. Our LTE wireless network is renowned as the fastest in Canada, and has driven rapid growth in recent years in the number of customers using feature-rich smartphones and accelerating usage of mobile video, social media, Internet of Things (IoT) business applications and other mobile content.

Despite many challenges in 2020, we also maintained our strong commitment to investment in our all-fibre network. In addition to continuing with all-fibre network deployments in the GTA and on the Island of Montréal, we launched new all-fibre builds in Hamilton, Ontario, and Winnipeg, Manitoba, early in the year.

At the outset of the COVID-19 pandemic and to specifically help address needs in rural areas, we also ramped up deployment of our Wireless Home Internet service to reach 137,000 additional rural households by the end of April 2020. We also pushed forward an important upgrade to the service in many areas, increasing download and upload speeds to 50 and 10 Mbps, respectively, by late 2020. We continued to accelerate rollouts in the second half of the year to reach an additional 80,000 rural households, including new deployments in Atlantic Canada in the fall. As at December 31, 2020, our buildout of Wireless Home Internet approached 50% of our target of 1 million locations in smaller towns and rural communities across Ontario, Québec, Atlantic Canada and Manitoba.

TEAM MEMBERS

To execute on our strategic imperatives, we rely on the engagement and expertise of our team members. We focus on attracting, developing and retaining the best talent, as well as creating a positive team member experience that drives effectiveness, high performance and agility in our evolving business environment. Through workplace wellness initiatives and by celebrating diversity in the workplace, we reinforce our goal of creating a safe and inclusive atmosphere for all team members.

WHY ENGAGEMENT MATTERS

We believe that everyone deserves a respectful, positive, professional and rewarding work environment. Engaging and investing in our people is a strategic imperative which recognizes that our success requires a dynamic and engaged team. The Bell team is critical to our company’s success, enabling our goal of advancing how Canadians connect with each other and the world, while also making a difference in communities across the country. Our highly skilled team members are a key competitive differentiator for us in a dynamic and fast-changing marketplace.

WHAT WE ARE DOING

We are focused on attracting, developing and retaining the best talent in the country by providing a workplace that is positive, professional, and rewarding which enables creativity and innovation. We are proud to be ranked as one of Canada’s Top Employers both across Canada and in Montréal, where Bell was founded in 1880. As part of our commitment to mental health, we support and invest in our people with comprehensive health and wellness benefits and a flexible work policy. Reflecting our focus on ensuring an inclusive, equitable and accessible workplace, Bell has been recognized by Mediacorp as one of Canada’s Best Diversity Employers, Canada’s Top Employers for Young People, Canada’s Top Family-Friendly Employers and one of Canada’s Greenest Employers.

WHY DIVERSITY AND INCLUSION MATTERS

Bell is committed to an inclusive, equitable and accessible workplace where all team members feel valued, respected, supported and have the opportunity to reach their full potential. A truly diverse team and inclusive workplace fosters innovation and creativity, better reflects the customers we serve, and increases team member engagement.

WHAT WE ARE DOING

Our diversity and inclusion strategy is supported by a strong governance framework that includes the Diversity Leadership Council, business unit committees and employee-led networks, including: Black Professionals at Bell, Pride at Bell and Women at Bell.

In step with our overarching corporate commitment to improve gender diversity, we are strategically focused on increasing the diversity of our senior leadership. Bell is a signatory of the Catalyst Accord 2022 and member of the 30% Club. We have established a goal of at least 35% women in executive positions (vice president level and above) by the end of 2021.

In 2020, Bell committed to taking meaningful actions to address the impacts of systemic racism on blacks, indigenous and people of colour at our company and in our communities.

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This included:

•	new targets for BIPOC representation on our senior management team of at least 25%, and 40% of graduate and student hires by 2025

•

new partnerships with the Onyx Initiative and the Black Professionals in Tech Network (BPTN) that are helping drive the recruitment of Black college and university students and promote Black talent in technology

•	promoting greater diversity in Canadian media with the launch of the HireBIPOC website and the Bell Media Content Diversity Task Force in partnership with BIPOC TV & Film
•	a new $5 million Bell Let’s Talk Diversity Fund to support the mental health and well-being of Canada’s BIPOC communities

•

reinforcing our culture of inclusion with review of internal policies and practices, and successful launch of the Inclusive Leadership Development Program to people leaders, exceeding our goal of over 30% completion within the first year.

Looking ahead, we plan to continue building momentum for our diversity and inclusion strategy based on concrete objective-setting and the integration of inclusive leadership practices.

ENVIRONMENT

Our team members, our customers and our investors expect that we regard environmental protection as an integral part of doing business and that we seek to minimize the negative environmental impacts of our operations and create positive impacts where possible. If we fail to take action to reduce our negative impacts on the environment, we risk losing our valuable team members and customers to competitors, we risk increased costs from fines or restoration, and we may lose investors, all of which could impact our business.

We have been implementing and maintaining programs to reduce the environmental impact of our operations for more than 25 years. Our Environmental Policy, first issued in 1993, reflects our team members’ values, as well as the expectations of customers, investors and society that we regard environmental protection as an integral part of doing business that needs to be managed systematically under a continuous improvement process. We implemented an environmental management system (EMS) to help with this continuous improvement, and it has been certified ISO 14001(1) since 2009, making us the first Canadian telecommunications company to be so designated. We have continuously maintained this certification since then. In addition, Bell Canada’s energy management system was certified ISO 50001(2) in 2020, making us the first North American telecommunications company to be so designated.

WHY ENERGY MANAGEMENT AND CLIMATE CHANGE MATTER

A changing climate can lead to increased risks for any business – including financial, operational and reputational risks. Moreover, public health and supply chains could suffer major negative impacts from climate change. We believe that we have an important role to play in providing our customers with technologies that help them address climate change and adapt to related impacts on their businesses.

WHAT WE ARE DOING

We are taking action both to help fight climate change and adapt to its consequences. We adapt by taking action to maintain our resiliency in the face of climate change, and are helping our customers do the same. To fight climate change, we are focused on reducing our energy consumption while also helping customers reduce theirs. In addition, we believe that reporting regularly on our energy performance and associated greenhouse gas (GHG) emissions demonstrates to our stakeholders that we take these initiatives seriously. Since 2004, we report on our climate change mitigation and adaptation efforts through the CDP (formerly known as the Carbon Disclosure Project), a non-for-profit organization that gathers information on climate-related risk and opportunities from organizations worldwide. In 2020, we obtained an A- score, recognizing our work on climate action, our alignment with current best practices and the transparency of our climate disclosures. Furthermore, we support and report on the recommendations of the Financial Stability Board’s Task Force on Climate-related Financial Disclosures (TCFD), which has developed voluntary and consistent climate-related risks and opportunities disclosures. In 2019, we surpassed our 2020 GHG emissions reduction objective. While we work to set a new long-term objective, we set an interim GHG reduction objective to reduce by the end of 2021 the ratio of our operational GHG emissions(3) to our network usage(4) by 40% from 2019 levels. In March 2021, we added a new long-term objective, which is to be carbon neutral for our operational emissions starting in 2025.

WHY RECOVERING E-WASTE MATTERS

Due to the rapid obsolescence of communications devices, particularly mobile phones, they represent an increasing proportion of electronic waste (e-waste). E-waste disposal is a global issue with global attention. Our relationship with customers provides an opportunity for product recycling, reuse and disposal. Telecommunications companies like BCE therefore face increasing regulatory compliance requirements related to e-waste. There is also a risk to our reputation if we do not properly address this issue.

WHAT WE ARE DOING

We have implemented an effective national program for managing e-waste recycling, reuse and disposal, including national take-back programs, drop boxes and mail-in instructions for customers. In 2020, we surpassed our goal of recovering 10 million used TV receivers, modems and mobile phones between January 1, 2016 and the end of 2020. We are exploring new targets for the future.

(1)

Our ISO 14001 certification covers Bell Canada’s oversight of the environmental management system associated with the development of policies and procedures for the delivery of landline, wireless, TV and Internet services, broadband and connectivity services, data hosting, cloud computing, radio broadcasting and digital media services, along with related administrative functions.

(2)

Our ISO 50001 certification covers Bell Canada’s energy management program associated with the activities of real estate management services, fleet services, radio broadcasting and digital media services, landline, wireless, television, Internet services, connectivity, broadband services, data hosting and cloud computing, in addition to related general administrative functions.

(3)

Operational GHG emissions include scope 1 and scope 2 emissions. Scope 1 GHG emissions are direct emissions from sources that are owned or controlled by Bell. Scope 2 GHG emissions are indirect emissions associated with the consumption of purchased electricity, heat, steam and cooling.

(4)

Performance is based on energy consumption and network usage data from January 1 to December 31 of calendar years 2014 to 2017. Starting in 2018, performance is based on energy consumption and network usage data from October 1 of the previous year to September 30 of the reporting year. Network usage includes residential and wholesale Internet, business Internet dedicated (BID), VPN, IPTV, Inter-Network Exchange (INX), prepaid and postpaid wireless services, Wireless Home Internet, Voice-over-LTE traffic, IoT, and enterprise usage, both in Canada and on international roaming partners’ networks. As the methodology for gathering network usage differs from one carrier to another, and because a company’s business model directly impacts the amount of GHG it emits and how those GHG emissions are calculated and classified, the ratio itself cannot be used to directly compare carrier performance. This metric excludes our Bell MTS division.

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6 Corporate governance practices

PRIVACY & INFORMATION SECURITY

Privacy and information security present both potentially significant risks and significant opportunities for any business operating in the digital economy. They are the subject of an expanding range of obligations in new privacy and data protection laws being enacted in Canada and around the world. Our customers, team members and investors increasingly expect us to demonstrate that we collect data appropriately, use it for purposes that advance their interests, and keep it secure.

WHY DATA GOVERNANCE MATTERS

We recognize that to achieve our goal of advancing how Canadians connect with each other and the world, we must maintain the social licence from our customers and all Canadians to collect and use data in our operations. A strong and consistently applied approach to data governance is critical to maintaining that social licence by focusing on respecting the privacy of our customers’ data and protecting such data against information security threats. Conversely, failure to meet customer expectations regarding the appropriate use and protection of their data can have negative reputational, business and financial consequences for our company.

WHAT WE ARE DOING

Last year, we adopted an enhanced Data Governance Policy that brings together multiple existing policies and programs in the interrelated areas of privacy, information security, data access management and records management. Our approach to data governance encompasses the protection and appropriate use of data across its lifecycle, and we are incorporating data governance proactively as a core consideration in all our business initiatives and technology decisions. This year, we target to develop and deploy enhanced data governance training to support our new Data Governance Policy.

WHY INFORMATION SECURITY MATTERS

Our operations, service performance, reputation and business continuity depend on how well we protect our data, networks and IT systems from information security threats. Our industry is particularly at risk from a growing landscape of sophisticated threat actors, including hackers, organized criminals, state-sponsored organizations and other parties. Preventing successful cyber attacks limits both financial and legal exposure associated with remediation efforts and recovery of service, aligning with our strategic imperative to operate with agility and cost efficiency.

WHAT WE ARE DOING

In order to seek to protect our data and underlying assets, we continuously enhance our prevention, detection and remediation programs in direct response to evolving security threats. Through these enhancements, we help shape industry security and risk management practices with a goal of being a global leader in the telecommunications industry, and a trusted partner to our customers. In order to be successful, security awareness must influence design, development and operations across the company. Accordingly, we drive a security-by-design culture through an awareness program helping employees embed security in all aspects of what we do with a focus on data protection. To that end, we have recently set our first information security target: complete the rollout of our BeCyberSavvy Information Security training to all applicable team members across Bell by the end of 2021.

6.3  Shareholder engagement

The Board remains committed to engaging actively with the shareholders of the Corporation. Meetings are held regularly between our executive officers and institutional shareholders. On a quarterly basis, we hold a conference call with the investment community to review the financial and operating results of the quarter. Our executive officers and other members of senior management are regularly invited to speak at broker-sponsored industry investor conferences. Documents related to these events are accessible to our shareholders on our website at BCE.ca.

SHAREHOLDERS CAN COMMUNICATE WITH THE CORPORATION THROUGH VARIOUS MEANS, INCLUDING EMAIL AND TELEPHONE

Our Investor Relations department is committed to meeting with the investment community and our shareholders to address any shareholder-related concerns and provide public information on the Corporation. On a regular basis, either one or more of the Chair of the Board, the Chair of the Compensation Committee or the Chair of the Governance Committee and members of management meet with shareholder advocacy groups to discuss governance issues.

We have in place various means of communication for receiving feedback from interested parties. We have a toll-free number for general inquiries (1-888-932-6666) and for investor and shareholder inquiries (1-800-339-6353). Shareholders and other interested parties may also communicate with the Board and its Chair by contacting the Corporate Secretary’s Office at corporate.secretariat@bell.ca or by calling 514-786-8424. For any complaints and/or concerns with respect to BCE’s accounting, internal accounting controls or auditing matters, interested parties should consult our Complaint Procedures for Accounting and Auditing Matters on our website at BCE.ca.

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Our shareholders will be asked again this year to consider and approve an advisory resolution on our approach to executive compensation. The Board, the Compensation Committee and management will continue existing practices discussed above regarding shareholder discussion and engagement. The Board and the Compensation Committee will continue to review and consider all shareholder feedback related to executive compensation matters. To facilitate questions and comments from shareholders, the following means of communication are available:

•

communicating with the Compensation Committee by email: corporate.secretariat@bell.ca, or by mail: BCE Inc. c/o Chair of the Management Resources and Compensation Committee, 1 Carrefour Alexander-Graham-Bell, Building A, 7th floor, Verdun, QC, H3E 3B3

•	through our website at BCE.ca/AGM2021, under Ask a Question, or

•	calling us at 1-800-339-6353 (service in both English and French).

Shareholders can ask questions in advance of the meeting through our website at BCE.ca/AGM2021, under Ask a Question.

Also, the Compensation Committee, the Governance Committee and the Board will review and analyze the results of the votes at the meeting, including the advisory vote on our approach to executive compensation, and will take into consideration such results, notably when reviewing our executive compensation philosophy, policies and programs and our governance policies and guidelines.

The Board confirms that our current practices achieve substantially the same results as the Canadian Coalition for Good Governance’s (CCGG) Model Policy of the Board of Directors on Engagement with Shareholders on Governance Matters and “Say on Pay” Policy for Boards of Directors.

6.4   Ethical business conduct

Regular reports are provided to the Audit Committee and the Governance Committee with respect to our ethics program and our oversight of corporate policies across BCE.

BCE’s Chief Legal and Regulatory Officer has overall responsibility for (among other things):

•	the oversight of BCE’s ethics program, including the Code of Business Conduct and ethics training

•

our anonymous 24/7 Business Conduct Help Line that assists employees with any ethical issues and reporting of issues relating to questionable accounting, internal controls, auditing matters or corporate fraud, and

•

the oversight of BCE’s corporate policy management framework designed to improve employee awareness of and access to some of the core corporate policies and business unit-specific practices, processes and procedures.

CORPORATE POLICIES

The most significant corporate-wide policies with respect to business ethics are the Code of Business Conduct, the Complaint Procedures for Accounting and Auditing Matters (whistleblowing procedures), the Disclosure Policy and the Auditor Independence Policy. These policies are available in the governance section of our website at BCE.ca.

CODE OF BUSINESS CONDUCT

Our Code of Business Conduct provides various rules and guidelines for ethical behaviour based on BCE’s values, applicable laws and regulations and corporate policies. The Code of Business Conduct applies to all employees, officers and directors. In recognition of the important role of the directors and senior management in demonstrating their commitment to and support of BCE’s ethics program, as embodied in the values and rules set out in the Code of Business Conduct, the Board requires all directors and executives to certify annually their compliance with the Code of Business Conduct.

This certification also confirms their express support for the setting of standards to discourage wrongdoing and to promote honest and ethical conduct throughout the organization.

THE BOARD REQUIRES ALL DIRECTORS, EXECUTIVES AND EMPLOYEES TO CERTIFY ANNUALLY THEIR COMPLIANCE WITH OUR CODE OF BUSINESS CONDUCT

Our shareholders, customers and suppliers expect honest and ethical conduct in all aspects of our business. Accordingly, we also require that all employees certify annually that they have reviewed and understand the Code of Business Conduct. In addition, all new employees are required to complete an online training course on the Code of Business Conduct as part of the onboarding process. All employees are required to complete the online training course every two years.

Employees must also report to their manager any real or potential conflict of interest and, as required, provide written disclosure of such conflict to the Corporate Secretary. The Corporate Secretary is responsible for managing and resolving employee conflict of interest issues.

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6 Corporate governance practices

Pursuant to our Code of Business Conduct, employees, officers and directors must avoid any situation that would place them in a situation of conflict of interest, which includes related party transactions. In addition, our conflict of interest guidelines for directors require that directors report any real or potential conflict of interest, which includes related party transactions. Should an actual or potential conflict of interest arise, including a related party transaction, a director must provide disclosure on a timely basis of the nature and extent of the conflict and must withdraw from any discussion and not vote on such matter. The Code of Business Conduct provides that executives are required to disclose any actual or potential conflict of interest, including related party transactions, to the Corporate Secretary, who is responsible for administering the Code and the Conflict of Interest Guidelines. In addition to the Code of Business Conduct, each director and executive officer must complete a questionnaire annually certifying the absence of conflict or related party transaction, or providing sufficient disclosure.

The Governance Committee, when making a determination of the independence of directors, reviews any related party transaction. The annual questionnaire assists the Governance Committee in identifying possible related party transactions. The Audit Committee also reviews any material related party transaction.

BCE considers it vital that employees have the most effective tools to ask questions or raise issues concerning any ethical dilemma. Our Business Conduct Help Line can be accessed online on a completely anonymous and confidential 24/7 basis to ask questions or report concerns relating to issues under the Code of Business Conduct. This system is administered by an independent firm specializing in the field. It also allows employees to track the progress of their enquiries online and respond to requests for additional information (when required), as well as providing BCE with an auditable record of issues raised.

The Code of Business Conduct can be found in the governance section of our website at BCE.ca.

COMPLAINT PROCEDURES FOR ACCOUNTING AND AUDITING MATTERS

The Audit Committee has established procedures for receiving, filing and handling complaints that the Corporation or any of its subsidiaries might receive about:

•	accounting, internal accounting control or auditing matters, and

•	evidence of an activity that may constitute corporate fraud, violation of federal or provincial laws, or misappropriation of property that belongs to the Corporation or any of its subsidiaries.

THE AUDIT COMMITTEE HAS ESTABLISHED WHISTLEBLOWING PROCEDURES FOR EMPLOYEES TO CONFIDENTIALLY AND ANONYMOUSLY SUBMIT CONCERNS ABOUT QUESTIONABLE ACCOUNTING OR AUDITING MATTERS

Our employees have several means of communication available to them, such as a Business Conduct Help Line that can be accessed either by telephone or online on a completely anonymous and confidential 24/7 basis and email.

DISCLOSURE POLICY

The Board periodically approves policies for communicating with our various stakeholders, including shareholders, employees, financial analysts, governments and regulatory authorities, the media and the Canadian and international communities. The Disclosure Policy was adopted to govern our communications with the investment community, the media and the general public. This policy was designed to assist us in seeking to ensure that our communications are timely, accurate and broadly disseminated according to the laws that apply to us. The policy establishes guidelines for the verification of the accuracy and completeness of information disclosed publicly and other guidelines dealing with various matters, including material information, news releases, conference calls and webcasts, electronic communications and rumours.

AUDITOR INDEPENDENCE POLICY

Our Auditor Independence Policy is a comprehensive policy governing all aspects of our relationship with the external auditors, including:

•	establishing a process for determining whether various audit and other services provided by the external auditors affect their independence

•	identifying the services that the external auditors may and may not provide to the Corporation and its subsidiaries

•	pre-approving all services to be provided by the external auditors of the Corporation and its subsidiaries, and

•	establishing a process outlining procedures when hiring current or former personnel of the external auditors in a financial oversight role to ensure auditor independence is maintained.

In particular, the policy specifies that:

•

the external auditors cannot be hired to provide any services falling within the prohibited services category, such as bookkeeping, financial information systems design and implementation, or legal services

•

for all audit and non-audit services falling within the permitted services category (such as prospectus, due diligence and non-statutory audits), a request for approval must be submitted to the Audit Committee prior to engaging the external auditors

•

specific permitted services, however, are pre-approved annually and quarterly by the Audit Committee and consequently only require approval by the EVP and CFO prior to engaging the external auditors, and

•

at each regularly scheduled Audit Committee meeting, a summary of all fees billed by the external auditors by type of service is presented. This summary includes the details of fees incurred within the pre-approval amounts.

The Auditor Independence Policy is available in the governance section of our website at BCE.ca.

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OVERSIGHT AND REPORTS

The Board is responsible for ensuring that BCE’s management creates and supports a culture in which ethical business conduct is recognized, valued and exemplified throughout the organization. The Board must also satisfy itself as to the integrity of the President and CEO, other corporate officers and senior management. Both the Governance Committee and the Audit Committee support the Board in its oversight of BCE’s ethics program. The Governance Committee is responsible for the content of the policies regarding ethics, while the Audit Committee has the oversight responsibility for compliance with these policies.

The Audit Committee receives a quarterly report prepared by the Vice President – Audit and Risk Advisory Services providing details of complaints received, if any, in respect of accounting and auditing matters. This report also details the status of investigations and any follow-up action required.

The Chair of the Audit Committee is notified by either the Corporate Secretary or the Vice President – Audit and Risk Advisory Services of any complaints that relate to accounting, internal controls, auditing matters or corporate fraud. The results of any investigation or follow-up action are provided to the Audit Committee.

GOVERNANCE DISCLOSURE

The following documents, to which we have made reference throughout this circular, are available on our website at BCE.ca:

•	the charter of the Board, as well as of each of its committees, including the position description of their respective chairs

•	the position description of the President and CEO

•	our director independence standards

•	our key corporate policies, including our Code of Business Conduct

•	a summary of the differences between the NYSE rules and BCE’s corporate governance practices

•	this statement of corporate governance practices.

To obtain a printed version of any of these documents free of charge, please write to the Corporate Secretary’s Office at 1 Carrefour Alexander-Graham-Bell, Building A, 7th floor, Verdun, Québec, Canada, H3E 3B3, or call 1-800-339-6353. The charter of the Board is expressly incorporated by reference and is part of this circular. Other documents or websites referred to in this circular are not part of this circular and are not incorporated by reference herein.

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7 Committee reports

7    Committee reports

This section includes reports from each of the Board’s four standing committees and tells you about their current members, responsibilities and activities in the past year.

7.1    Audit Committee report

The Audit Committee assists the Board in its oversight of the integrity of our financial statements and related information, compliance with applicable legal and regulatory requirements, the independence, qualifications and appointment of the external auditors, the performance of both the external and internal auditors, management’s assessment and reporting on the effectiveness of internal controls and risk processes as it relates to financial reporting.

Also see Schedule 1 – Audit Committee Information in our AIF for the year ended December 31, 2020 (which you can access on our website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov), for information about the Audit Committee, including its charter, information about the independence, financial literacy, relevant education and experience of Audit Committee members, as well as Audit Committee policies and procedures for engaging the external auditors. The charter of the Audit Committee is available in the governance section of our website at BCE.ca.

KEY FUNCTIONS AND HIGHLIGHTS FOR 2020

The Audit Committee communicates regularly and directly with management and the internal and external auditors. The Audit Committee held five meetings in 2020. Time is set aside at each regularly scheduled meeting for the committee members to meet without management and the internal and external auditors, and to meet separately with each of management and the internal and external auditors.

The Audit Committee continued to focus on four key areas in 2020:

•	assessing the appropriateness of our financial reporting

•

reviewing the adequacy of policies and processes for internal control over financial reporting, material related party transactions, risks as they relate to financial reporting and compliance with laws and regulations that apply to us, including oversight of compliance with our Code of Business Conduct and security and environmental policies

•	monitoring the application of International Financial Reporting Standards (IFRS), in particular IFRS 15 and IFRS 16, and

•	overseeing all aspects of the internal and external audit functions.

FINANCIAL REPORTING

The Audit Committee meets to review the following documents with management and the external auditors and recommends them to the Board for approval:

•	our annual financial statements and quarterly interim financial reports

•	the related MD&A

•	our annual report on Form 40-F for U.S. purposes

•	our AIF

•	our earnings press releases, and

•	our Safe Harbour Notice Concerning Forward-Looking Statements.

This review is to provide reasonable assurance that:

•	the Corporation’s financial reporting is complete and fairly presented in all material respects, and

•

the accounting principles used to prepare our financial statements are appropriate, in particular where judgements, estimates, risks and uncertainties are involved, and we have provided adequate disclosure of material issues.

The Audit Committee also reviews new legal and regulatory initiatives that apply to us and the adoption, implementation and disclosure of new accounting standards. It also assesses the potential impact of choosing between accounting alternatives, when appropriate.

DISCLOSURE CONTROLS & PROCEDURES

The Audit Committee is responsible for overseeing management’s assessment of disclosure controls and procedures, related certifications provided by the President and CEO and the CFO and any related disclosures that may result from management’s assessment.

Under applicable rules, the Corporation is required to establish and maintain disclosure controls and procedures to ensure that the information we publicly disclose is accurately recorded, processed, summarized and reported in a timely manner. The Board has approved guidelines outlining the Corporation’s disclosure controls and procedures, as well as a written charter outlining the responsibilities, membership and procedures of the disclosure and compliance committee. This committee consists of officers and other key employees responsible for overseeing the accuracy and timeliness of the Corporation’s disclosure documents.

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As part of our disclosure controls and procedures, we have established a comprehensive process to support the annual and quarterly certifications required under applicable rules. Among other things, these certifications by the President and CEO and the CFO state that:

•	they are responsible for establishing and maintaining the Corporation’s disclosure controls and procedures

•	they have evaluated the effectiveness of these disclosure controls and procedures

•	the Corporation’s annual financial statements, quarterly interim financial reports, related MD&A and the AIF do not contain any untrue statement of a material fact, and

•

the Corporation’s annual financial statements, quarterly interim financial reports and other financial information fairly present, in all material respects, the Corporation’s financial condition, results of operation and cash flows.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Audit Committee is responsible for overseeing management’s assessment of internal control over financial reporting (ICFR), related certifications provided by the President and CEO and the CFO and any related disclosures that may result from management’s assessment.

Management has established a comprehensive process to document ICFR and evaluate the effectiveness of such controls in compliance with applicable rules. Management has prepared a report on the effectiveness of ICFR as at December 31, 2020, which is filed as part of the Corporation’s annual report. This management report contains:

•	a statement of management’s responsibilities for establishing and maintaining adequate ICFR

•	a description of the framework used to evaluate, and management’s assessment of, the effectiveness of the Corporation’s ICFR, and

•	a statement that the external auditors have issued an opinion to the effect that the Corporation’s ICFR was effective as at December 31, 2020.

Regulations also require that the President and CEO and the CFO, in separate individual certificates, attest to the Corporation’s ICFR. The President and CEO and the CFO have certified that they have disclosed to the external auditors and the Audit Committee, based on their most recent evaluation of ICFR:

•

all significant deficiencies and material weaknesses, if any, in the design or operation of ICFR that are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information, and

•	any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation’s ICFR.

The Audit Committee met with management, our internal auditor and the external auditors, Deloitte LLP, over the course of 2020 to receive status reports on management’s documentation and assessment process. Management provides the Audit Committee with their report on their review of the design and operating effectiveness of ICFR as at December 31, 2020. No material weakness in the design or operation of ICFR was noted.

The Audit Committee will continue to regularly monitor management’s evaluation process and the effectiveness of our ICFR throughout 2021.

AUDIT FUNCTION

The Audit Committee is responsible for recommending to the Board the appointment of the external auditors and their compensation. The Audit Committee is directly responsible for:

•

evaluating the external auditors annually and comprehensively at least every five years, to make sure that they fulfill their responsibilities. The Audit Committee reviews the external auditors’ performance, as well as their qualifications, independence, internal quality control procedures, audit plans and fees, and

•

assessing the adequacy of the auditor independence policy and approving recommendations for changes to, and monitoring compliance with, the policy. This includes the process for approving in advance all audit and other services to be provided by the external auditors.

The Audit Committee also oversees the internal audit function.

This includes:

•	overseeing internal audit plans, staffing and budgets

•	evaluating the responsibilities and performance of the internal auditor, and

•	reviewing periodic internal audit reports and corrective actions being taken.

The Vice President, Audit and Risk Advisory Services, reports directly to the Chair of the Audit Committee.

RISK MANAGEMENT

Until the end of the year 2020, the Audit Committee also reviewed, monitored, reported on and, where appropriate, provided recommendations to the Board regarding:

•	our processes for identifying, assessing and managing risk, and

•	our major risk exposures and the steps we take to monitor and control such exposures.

Since January 1, 2021, the Risk and Pension Fund Committee has primary oversight responsibility for our processes for identifying, assessing and managing risk. The Audit Committee remains responsible for oversight of the Corporation’s risks as they relate to financial reporting. For additional information, please see Risk oversight under section 6, entitled Corporate governance practices.

OTHER

The Audit Committee also reviews our compliance with respect to our environmental policies and carries out an annual evaluation of its performance with the Governance Committee, including a review of the adequacy of its charter.

The Audit Committee reported on these matters and on its activities to the Board.

Report presented March 4, 2021, by:

L.P. Pagnutti, Chair

I. Greenberg, K. Lee,

M.F. Leroux, T.E. Richards, P.R. Weiss

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7.2   Governance Committee report

The Governance Committee assists the Board in developing and implementing our corporate governance guidelines, identifying individuals qualified to become members of the Board and determining the composition of the Board and its committees, determining the directors’ remuneration, developing and overseeing an assessment process for the Board, our ESG strategy and disclosure and reviewing and recommending for Board approval our corporate policies concerning business conduct and ethics. The charter of the Governance Committee is available in the governance section of our website at BCE.ca.

KEY FUNCTIONS AND HIGHLIGHTS FOR 2020

The Governance Committee held six meetings in 2020. The Governance Committee communicates regularly and directly with management. Time is set aside at each regularly scheduled meeting for the committee members to meet without management.

BOARD AND COMMITTEE COMPOSITION AND DIVERSITY

•

Reviewed the size and composition of the Board and its committees to ensure it continues to benefit from the range of skills, expertise and experience needed to function effectively and for sound succession planning

•

Proactively identified other Board candidates with a view to ensuring the ongoing renewal of required competencies by the best possible talents. Ms. Jennifer Tory and Mr. Cornell Wright are new nominees for election at the Board. A former senior executive at RBC, Ms. Tory brings to the Board extensive and relevant experience leading large businesses and teams. Mr. Wright brings to the Board significant experience and expertise as senior partner in a major Canadian law firm

•

Performed a comprehensive review of the mandates and composition of the Board committees. As a result of this review, the Risk and Pension Fund Committee was established, with primary oversight responsibility for the Corporation’s enterprise risk governance framework as well as the key risks to which BCE is exposed. In addition, as of January 1, 2021, and in anticipation of the retirement of Messrs. B.K. Allen, R.E. Brown, and P.R. Weiss, Chairs of the Governance Committee, the Compensation Committee and the Audit Committee, respectively, the review of the composition of the Board committees became effective, ensuring that each committee can effectively discharge its duties. For additional information, please see Committees of the Board of Directors under section 6.1, entitled Board of Directors.

BOARD EFFECTIVENESS AND BOARD ASSESSMENT

•

Oversaw the annual review of the effectiveness of the Board and of its committees and the assessment of the performance of each director and of the Board, the Board Chair, Board committees and each committee Chair

•	Reviewed the directors’ attendance record and compliance with the Board attendance policy.

DIRECTOR COMPENSATION AND SHARE OWNERSHIP REQUIREMENTS

Reviewed the adequacy and form of non-management directors’ compensation for serving on the Board and its committees, including the requirement for minimum share ownership, to ensure that it continues to be appropriate (refer to section 5, entitled Director compensation, for a complete description of the directors’ compensation in 2020).

GOVERNANCE BEST PRACTICES

•	Reviewed the independence of directors and our director independence standards; these standards are available in the governance section of our website at BCE.ca

•	Reviewed the financial literacy and expertise of the members of the Audit Committee

•	Considered board interlocks and the possible effect of any change in a director’s external directorships or principal occupation on such director’s suitability to continue to serve as a director

•	Reviewed the Board’s corporate governance principles and guidelines, including the majority voting policy for the election of directors

•	Performed an annual review of policies under the responsibility of the Governance Committee, including our Code of Business Conduct

•	Monitored developments in corporate governance best practices

•	Oversaw the manner in which our shareholders will exercise their voting rights at the meeting

•	Reviewed the adequacy of the charter of the Board, the charter of the Governance Committee and the respective charters of every other committee of the Board.

The Governance Committee reported on these matters and on its activities to the Board.

Report presented March 4, 2021, by:

M.F. Leroux, Chair

B.K. Allen, R.E. Brown, D.F. Denison, K. Lee, R.C. Simmonds

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7.3   Risk and Pension Fund Committee report

The Risk and Pension Fund Committee was established on January 1, 2021, and succeeds the Pension Committee. It has primary oversight responsibility for the Corporation’s enterprise risk governance framework as well as the key risks to which BCE is exposed. It also advises the Board on policies relating to the administration, funding and investment of the pension plans, pension funds and master trust funds. For the defined benefit arrangements, master trust funds are unitized pooled funds that the Corporation sponsors for the collective investment of its pension funds and the pension funds of its participating subsidiaries. For the defined contribution arrangements, various investment options are offered to members. The charter of the Risk and Pension Fund Committee is available in the governance section of our website at BCE.ca.

KEY FUNCTIONS AND HIGHLIGHTS FOR 2020

The Pension Committee held four meetings in 2020. The Risk and Pension Fund Committee communicates regularly and directly with management. Time is set aside at each regularly scheduled meeting for the committee members to meet without management.

RISK MANAGEMENT

•	Review and monitor the Corporation’s enterprise risk governance framework and the policies, procedures and controls management uses to evaluate and manage key risks to which the Corporation is exposed

•

Review and monitor the Corporation’s exposure to key risks that may result in significant operational, financial, legal or reputational impacts, except risks that remain under the primary responsibility of another committee of the Board, including: operational risk exposures such as the Corporation’s business continuity plans, work stoppage and disaster recovery plans, regulatory and public policy risks, information management and privacy risks, security risks, including information security, physical security and fraud, supply chain risks and oversight of vendor risks, environmental and safety risks, and trends.

PENSION FUNDS OVERSIGHT

•	Review and monitor the performance of the pension funds and the application of investment policies and procedures. In particular:

•

establishing investment policies such as the allocation of the funds’ investments to various asset classes, the overall structuring of the pension fund assets and the selection of associated investment performance benchmarks

•	continuing to monitor and adjust the allocation of fund assets to ensure that an appropriate alignment with pension liabilities is maintained

•	Review and monitor the financial situation and required funding of the pension plans and, in particular, their sensitivity to the volatility of financial markets and to the valuation discount rates

•	Review and oversee the pension integration plans for any corporate acquisitions and the required amendments to those pension plans’ investment policies.

PENSION FUNDS INVESTMENT

•	Review and monitor the overall structure of the investment process, including the periodic review of the performance of investment managers

•	Oversee and approve the investment options for defined contribution plan participants.

CONTROLS

•

Review the operating systems (including control systems and procedures for supervising and monitoring the operating systems) in place for carrying out our responsibilities as employer and administrator of the pension plans, pension funds and master trust funds.

The Risk and Pension Fund Committee also carries out an annual evaluation of its performance with the Governance Committee, including the review of the adequacy of its charter.

The Risk and Pension Fund Committee reported on these matters and on its activities to the Board.

Report presented March 4, 2021, by:

C. Rovinescu, Chair

R.P. Dexter, S.A. Murray, L.P. Pagnutti,

K. Sheriff, R.C. Simmonds, P.R. Weiss

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7.4   Compensation Committee report

The Compensation Committee is the human resources committee of the Board. The Compensation Committee assists the Board of Directors in its oversight responsibilities relating to compensation, nomination, evaluation and succession of the President and CEO, other officers and management personnel. In addition, the Compensation Committee oversees the Corporation’s compliance with workplace policies and practices. The charter of the Compensation Committee is available in the governance section of our website at BCE.ca.

Please refer to the section entitled Executive compensation, beginning on page 45, for a description of our compensation philosophy, policies and programs and how our President and CEO, our CFO and our three other most highly compensated executive officers are remunerated.

All members of the Compensation Committee have a thorough understanding of the principles and policies underlying executive compensation decisions. They acquired this through experience as heads of human resources of large publicly-traded corporations or as chairs or CEOs of sizeable businesses operating within large publicly-traded corporations, as well as through other experience. All members serve or have served on compensation or human resources committees of other public companies or have extensive knowledge of the most important subjects related to executive compensation (such as leadership and succession planning, the development and oversight of incentive plans, the financial and market analysis of compensation plans, the negotiation of employment conditions and review of contracts). The table below demonstrates the breadth and balance of the expertise of the Compensation Committee members by highlighting their five most prominent skills related to compensation and human resources.

NAME	CEO/EVP/CHIEF HR OF OTHER CORPORATION	MEMBER/CHAIR OF HR COMMITTEE	DRAFTING/ REVIEW OF COMP. CONTRACTS	LEADERSHIP AND SUCCESSION PLANNING	DEVELOPMENT/ OVERSIGHT OF INCENTIVES	FINANCIAL AND MARKET ANALYSIS OF COMPENSATION	NEGOTIATION OF EMPLOYMENT CONDITIONS

D.F. Denison	●	●	●	●		●

B.K. Allen	●	●		●	●		●

R.E. Brown	●	●	●	●			●

R.P. Dexter		●		●	●	●	●

I. Greenberg	●	●		●	●	●

S.A. Murray	●	●	●	●			●

T.E. Richards	●	●		●	●	●

C. Rovinescu	●	●	●	●			●

KEY FUNCTIONS AND HIGHLIGHTS FOR 2020

The Compensation Committee held seven meetings in 2020. Time is set aside at each regularly scheduled meeting for the committee members to meet without management or advisors present.

COMPENSATION PHILOSOPHY, POLICIES & ARRANGEMENTS

The Compensation Committee is responsible for reviewing and approving the Corporation’s compensation philosophy, policies and specific Executive Officer arrangements.

The Compensation Committee has reviewed, determined and monitored:

•

executive compensation philosophy, policies and arrangements. These are further detailed under section 8, entitled The Board of Directors’ letter to shareholders, and section 9, entitled Compensation discussion & analysis

•	the Compensation Committee’s recommendation of the President and CEO’s performance and of the terms of his compensation to the independent directors of the Board for their approval

•

the President and CEO’s recommendation of the performance of the other executive officers, including the review of their personal leadership development plans and the determination of their annual short-term incentive awards and other compensation components

•	benefit plans under the Compensation Committee’s authority

•	equity programs and grant policies

•

equity-based grants for in-year promoted employees and new hires. Key terms of equity-based plans are disclosed under section 9, entitled Compensation discussion & analysis, and section 11, entitled Compensation of our named executive officers

•	developments related to executive compensation.

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RISK MANAGEMENT

The Compensation Committee is responsible for reviewing and monitoring the Corporation’s exposure to risk related to its executive compensation practices and policies and means to mitigate these risks.

The Compensation Committee has evaluated the risk associated with our executive compensation programs and is comfortable that executives are not encouraged to take undue risk on behalf of BCE for personal financial gain. A detailed discussion of our risk assessment can be found in section 9.3, entitled Compensation risk management.

SUCCESSION PLANNING

A critical responsibility of the Compensation Committee is to ensure that a comprehensive succession plan is in place for the Corporation’s most senior executive leaders. To achieve this, the Compensation Committee meets annually with the President and CEO to review and update the succession plan for all executive officers, including the President and CEO position.

The plan identifies:

•	potential successors for each executive and highlights any personal development experiences required for each candidate to be fully prepared to take on the position

•	if appropriate, any candidates who could assume critical leadership roles in the short term should unexpected events leave such roles vacant earlier than expected.

The executive succession plan is fully integrated with the Corporation’s overall succession planning process, which covers all key management positions and ensures a strong pipeline of talent is developed at all levels in the organization. As such, the plan presented to the Compensation Committee is the culmination of an extensive process performed within each business unit and function and integrated at the cross-company level. This includes the identification of key talent, the roles they may be able to assume in the future, and their development plan to prepare for these roles. This may include development moves to other positions, internal or external courses, and close on-the-job mentoring. If no strong internal succession candidates are identified, an external search may be launched. Twice a year, all members of the senior management team are reviewed by the President and CEO and his direct reports in order to provide an integrated and balanced view of talent, to review our progress against our diversity and inclusion plans across the Corporation and to ensure development plans are on track.

In addition to the regular annual review, key executive talent and succession plans are discussed by the Compensation Committee throughout the year, including, for example, as part of the performance reviews used to determine executive compensation.

The Compensation Committee has reviewed:

•	the appointment or resignation of officers and the consequent compensation changes to ensure that they are appropriate in relation to both external and internal benchmarks

•	proposed major changes in organization or talent with the President and CEO

•	the talent pipeline and plans for ensuring appropriate succession for officers and other senior management personnel with the President and CEO of the Corporation.

DIVERSITY AT THE SENIOR LEADERSHIP LEVEL

BCE believes it is important to have a diverse Board and senior leadership team, as this attracts top talent, leads to better performance and reflects the diversity of our employees, customers and shareholder base.

We remain committed to fostering an inclusive, equitable and accessible workplace where all employees feel valued, respected, supported and have the opportunity to reach their full potential.

Established in 2014, the Diversity Leadership Council is led by Bell’s Chief Human Resources Officer and Executive Vice President of Corporate Services and includes executive representation from each of Bell’s business units. Members of the Council are responsible for developing and implementing formal recruitment, retention and talent development strategies within their business units to increase the number of diverse individuals in the leadership pipeline. The Diversity Leadership Council monitors progress against this goal and annual reports are presented to the Council.

In seeking to foster diversity at the executive officer level (the President and CEO and his most senior direct reports), the Compensation Committee considers a number of factors, including gender, age, geography, background and other factors related to individual diversity.

To further reinforce BCE’s commitment to diversity, in 2017 the Compensation Committee set a target of at least 35% women representation in executive positions (vice president level and above and including executive officers) by the end of 2021. The Compensation Committee revised the target in 2020 to be that each gender represent at least 35%. In 2020, BCE committed to taking meaningful actions to address impacts of systemic racism on Black, Indigenous and People of Colour (BIPOC) at our company and in our communities. This included setting a new target for BIPOC representation on our senior management team of at least 25% by 2025, and a target of 40% BIPOC representation in our graduate and intern hires.

BCE’s objectives do not specifically focus on executive officer positions only due to the small size of this group. Additionally, due to the small size of the group and reliance on self-reporting, representation targets are not reported for executive officers for members of visible minorities, Indigenous peoples and persons with disabilities.

Currently, women hold 32% of all executive positions, members of visible minorities hold 14%, Indigenous peoples 2%, and persons with disabilities 4%. Moreover, 21% of current executive officer positions are held by women (3 of 14); 21% (3 of 14) by members of visible minorities; 0% (0 of 14) by Indigenous peoples; and 7% (1 of 14) by persons with disabilities.

Bell Canada has been recognized as one of Canada’s Top 100 Employers (2021), Canada’s Best Diversity Employers (2021), Canada’s Top Employers for Young People (2021), Montréal’s Top Employers (2021), Canada’s Top Family-Friendly Employers (2021), and TalentEgg’s Special Award for Social Responsibility in Recruiting (2020), underscoring BCE’s commitment to fostering an inclusive workplace for all employees. Notably, Bell has been recognized as one of Canada’s Best Diversity Employers consecutively since 2017. The award recognizes successful diversity initiatives and programs for employees from the following groups, namely: women; BIPOC; persons with disabilities; and the LGBTQ+ community.

Bell is a member of a number of prominent organizations that support the advancement of women and BIPOC in the workplace, including Catalyst, 30% Club and Women in Communication and Technology, Black Professionals in Technology Network, Onyx Initiative, Indigenous Works and Ascend.

The Compensation Committee reviewed management’s diversity and inclusion strategy and believes that BCE’s approach ensures sustainable progress for the mid and long term with regard to diversity and inclusion.

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COMPLIANCE AND GOVERNANCE

The Compensation Committee also:

•	carries out an annual evaluation of its performance with the Governance Committee, including the review of the adequacy of its charter

•	at each regularly scheduled Board meeting, through its Chair, provides a report to the Board on its activities.

The Compensation Committee has reviewed and monitored:

•	the “Say on Pay” voting results obtained at the Annual General Shareholder Meeting and related feedback received from shareholders

•	the share ownership requirement compliance by executive officers and monitoring of interim measures if requirements are not met

•	this report of the Compensation Committee and the Compensation discussion & analysis and Compensation of our named executive officers disclosure

•	our employee survey results

•

compliance with workplace policies and practices (including health and safety policies, policies ensuring a respectful workplace free from harassment and policies ensuring a diverse and inclusive workplace).

SERVICES RENDERED BY COMPENSATION CONSULTANTS

Hugessen Consulting Inc. was retained by the Compensation Committee in 2020 to provide independent advice, analysis, and expertise to the Compensation Committee with respect to compensation of executive officers, including evaluation of competitiveness of pay, market insights and compensation trends. Hugessen does not provide any other services to management of the Corporation.

COMPENSATION ADVISORY SERVICES – RELATED FEES

The table below summarizes the aggregate fees paid to the compensation advisors for services they provided in 2019 and 2020.

	EXECUTIVE COMPENSATION RELATED FEES ($)		ALL OTHER FEES ($)

ADVISOR	2019	2020	2019	2020

Hugessen	103,669	229,306	0	0

INDEPENDENCE OF COMPENSATION CONSULTANTS

None of our executive officers has any affiliation or relationship with Hugessen. Hugessen has confirmed that the fees received from BCE in 2020, relative to the aggregate fees received from all of their clients in 2020, are not of such magnitude as to compromise their independence from BCE or its management.

The executive compensation recommendations the Compensation Committee makes to the Board are the responsibility of the Compensation Committee and may reflect factors and considerations other than the information and recommendations provided by Hugessen.

Report presented on March 4, 2021, by:

D.F. Denison, Chair

B.K. Allen, R.E. Brown, R.P. Dexter, I. Greenberg, S.A. Murray,

T.E. Richards, C. Rovinescu

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Executive compensation

Executive compensation

This section describes our compensation philosophy, policies and programs and provides the details on the compensation of our named executive officers (NEOs).

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8 The Board of Directors’ letter to shareholders

8    The Board of Directors’ letter to shareholders

Dear fellow shareholders:

On behalf of the Compensation Committee and the Board, we are pleased to share with you our approach to executive compensation, including the framework we have used to make our compensation decisions for 2020.

OUR APPROACH TO EXECUTIVE COMPENSATION

This past year marked BCE’s 140th year and has been unlike any other in our history. On January 6, 2020, Mirko Bibic was appointed as BCE’s President and CEO, and unveiled BCE’s new goal of “Advancing how Canadians connect with each other and the world.” It is reflective of our purpose-led culture and has certainly served us well while operating during a global pandemic, where our focus has been on keeping Canadians connected and informed, prioritizing safety, and supporting our customers and communities as we all worked through the COVID-19 crisis together.

BCE’s compensation decisions for 2020 reflect both the organizational changes this year with the appointment of BCE’s new President and CEO and the unprecedented challenges and impacts of COVID-19 and response of the BCE team. Throughout the year, the Compensation Committee carefully monitored the impact of COVID-19 on BCE’s executive compensation, ensuring that the decisions taken continue to reflect a strong alignment between our financial and operational performance, shareholder value creation and executive compensation. This alignment is reflected in the strong support received last year in our annual “Say on Pay” advisory vote, with 95.2% of the votes cast in favour of our executive compensation program.

FINANCIAL AND OPERATIONAL PERFORMANCE HIGHLIGHTS

FINANCIAL PERFORMANCE HIGHLIGHTS

2020 marked an unprecedented and challenging year for BCE with our financial performance being adversely affected by COVID-19, which had a significant impact on all key financials across all three of our segments. Since the height of the pandemic in Q2, BCE has achieved improvement in quarter over quarter adjusted EBITDA (1) decline, underscoring the scale, resiliency and durability of our networks and business, along with the strength of our financial foundation and access to capital markets.

Key highlights of BCE’s financial performance in 2020 are as follows:

•	Prior to the pandemic, the dividend was increased by 5% to reach $3.33 per share in 2020

•

Despite the impact of COVD-19 on all three business segments, decrease in revenue was limited to 3.8% in 2020 to $22.9 billion, compared to 2019, with a more pronounced impact on Media Advertising, Wireless Product volumes and Wireless Outbound Roaming

•

BCE’s adjusted EBITDA (1) was $9.6 billion, a decrease of 4.0% in 2020 compared to 2019, driven by decreases in all of our segments, mainly attributable to the unfavourable impact of the COVID-19 pandemic on revenues, moderated by operating cost savings. This resulted in an adjusted EBITDA margin of 42.0% in 2020, down 0.1 pts compared to 2019

•	Adjusted EPS (1) of $3.02 in 2020 compared to $3.46 in 2019 reflects a decrease in adjusted EBITDA, higher depreciation and amortization, higher other expenses offset in part by lower income taxes

•	We delivered $3,348 million of Free Cash Flow (1) in 2020, supporting the 2020 BCE dividend increase and the continued investments in our key capital projects and strategic initiatives.

Our stable financial and operating performance in difficult circumstances allowed us to increase the dividend in 2021 by 5.1%, bringing the annual dividend payout to $3.50 per share. The 2021 dividend increase represents the seventeenth increase to BCE’s annual common share dividend since 2009, totalling a 140% increase. This is BCE’s 13th consecutive year of 5% or better dividend growth.

(1)

Adjusted EBITDA, adjusted EBITDA margin, adjusted EPS and free cash flow are non-GAAP financial measures and do not have any standardized meaning under International Financial Reporting Standards (IFRS). Therefore, they are unlikely to be comparable to similar measures presented by other issuers. Refer to page 57 of this circular and section 10.2, Non-GAAP financial measures and key performance indicators (KPIs) of BCE’s MD&A dated March 4, 2021, at pages 115 and 116 of BCE’s 2020 Annual Report, for more details.

RESPONSE TO COVID-19 AND OPERATIONAL PERFORMANCE HIGHLIGHTS

In 2020, the BCE team demonstrated confidence in our goal of Advancing how Canadians connect with each other and the world focusing on three key operating principles throughout the COVID-19 crisis: Keep Canadians connected and informed; Prioritize the health and safety of the public, our customers and team; and Supporting our customers and community.

KEEP CANADIANS CONNECTED AND INFORMED

•

accelerated investments in network capacity, reliability and redundancy to manage the significant increases in network usage due to remote work, self-isolation and support for government and emergency response, maintaining service availability at 99.99+% throughout the crisis

•	accelerated rollout of Wireless to the Home (WTTH) service to 137,000 more homes than originally anticipated in 180 rural communities

•	equipped over 12,000 customer service agents to work remotely while redeploying thousands of Bell team members to frontline service roles

•	continued to deliver the latest news to Canadians at the local, regional and national levels.

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PRIORITIZE THE HEALTH AND SAFETY OF THE PUBLIC, OUR CUSTOMERS AND TEAM

•	implemented strict sanitation and safety procedures across our operations, in line with public health protocols and equipped team members with required personal protective equipment

•	donated 1.5 million ($13 million) protective face masks for use by frontline workers throughout Canada

•

implement innovations to protect our customers, such as assisted self-installation and repair, enabling field technicians to support customers from outside the home by voice and video links, as well as enhanced online and appointment-based options

•	accelerated remote work arrangements for employees and ensured wage support for those impacted by temporary closures or workload reduction

•	provided enhanced access to workplace mental health services to team members.

SUPPORT OUR CUSTOMERS AND COMMUNITIES

•

supported our customers by waiving residential Internet overage fees, wireless roaming charges and implemented flexible payment options for customers financially impacted by the crisis and suspended certain new service price increases

•	provided thousands of complimentary smartphones, tablets and airtime to healthcare facilities and shelters within our communities

•	increased Bell Let’s Talk mental health funding by $5 million, including immediate support for Canadian organizations providing emergency response and services for youth and families

•	launched the $5 million Bell Let’s Talk Diversity Fund to support the mental health and wellbeing of racialized Canadians.

PROGRESS ON 6 STRATEGIC IMPERATIVES HIGHLIGHTS

•

launched Canada’s best 5G wireless network in June, offering unprecedented mobile data speeds along with Canada’s broadest selection of 5G-capable smartphones, resulting in PCMag ranking BCE as having Canada’s fastest national 4G and 5G networks

•	maintained pace of Fibre to the Home expansion

•	improved churn and effective cost containment measures in Wireless segment to partially mitigate the overall impact of lower customer transactions, decline in roaming revenues and lower overage fees

•	secured industry leading retail Internet net add share in Wireline segment through investments in network coverage and capacity

•

completed the sale of our data centres to Equinix with the all-cash proceeds of approximately $1 billion providing us with the ability to continue to accelerate our Fibre, WTTH and 5G footprint programs

•

continued focus on improving the customer experience with initiatives such as Move Valet and the evolution of online and mobile self-serve options via MyBell, resulting in a 30% decline in complaints from Bell customers to the Commission for Complaints for Telecom-television Services

•	increased Crave subscribers with strong direct-to-consumer growth

•	completed acquisition of the French-language conventional TV network “V” and successfully launched the rebranded assets as “Noovo”

•	supported BIPOC team members and racialized communities through commitment on BIPOC representation in Bell senior management (at least 25% by 2025) and intern and graduate hiring (at least 40%).

Additional details on BCE’s financial and operational performance in 2020 can be found under section 10 President and CEO compensation.

ORGANIZATIONAL CHANGES IN 2020 AND 2021

Upon Mirko Bibic’s appointment as President and CEO in January 2020, changes were made to the senior leadership team, with promotions for two current executives, and two new members of the senior leadership team promoted from within BCE’s executive ranks:

•	Blaik Kirby was appointed to Group President, Bell Mobility and Bell Residential and Small Business

•	John Watson was appointed to Group President, Customer Experience

•	Claire Gillies was promoted to President, Bell Mobility, reporting to Mr. Kirby

•	Karine Moses was promoted to Vice Chair, Québec, reporting to Mr. Bibic, in addition to her responsibilities as President, Bell Media Québec

On January 4, 2021, additional changes were made to the senior leadership team:

•	Group President, Wade Oosterman assumed operational responsibility for Bell Media following the departure of Randy Lennox, President Bell Media

•	Robert Malcolmson was promoted to Chief Legal and Regulatory Officer, reporting to Mr. Bibic

•	Devorah Lithwick was appointed to Senior Vice President & Chief Brand Officer, reporting to Mr. Bibic

•	Karine Moses became Senior Vice President, Bell Media Content & News while retaining her responsibilities as Vice Chair, Québec

Together with Mirko Bibic and Glen LeBlanc, Wade Oosterman, John Watson and Blaik Kirby are BCE’s named executive officers (NEOs). As Mr. Cope served as President and CEO until January 5, 2020, his compensation for 2020 is also presented.

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8 The Board of Directors’ letter to shareholders

OUR 2020 COMPENSATION PROGRAM

BCE’s compensation policies and programs are reviewed regularly to ensure they are still competitive, linked to performance and aligned with shareholders’ interests. Our compensation program design remained largely unchanged in 2020:

BASE SALARY

Our target positioning for base salaries is at the 50th percentile of our comparator group. Salaries are reviewed from time to time and adjusted to reflect increases in responsibilities and market trends. Consideration is also given to experience, performance and internal equity.

ANNUAL SHORT-TERM INCENTIVE PLAN

Annual short-term incentive targets remained at 100% of base salary for all of our executive vice presidents (EVPs) and 150% for our President and CEO. Our annual short-term incentive plan is designed to reward achievement on critical financial metrics (adjusted EBITDA, revenue and free cash flow) and operating metrics (based on BCE’s 6 Strategic Imperatives).

LONG-TERM INCENTIVE PLAN

BCE’s 2020 long-term incentive plan continued to be comprised of 50% RSUs, 25% PSUs and 25% option grants, with PSU performance vesting criteria aligned with BCE’s dividend growth strategy. In 2020, we indicated that BCE’s LTIP would undergo a comprehensive review with a view to, amongst other things, attaching performance criteria to 50% of LTIP grants, and ensuring continued alignment with the objectives of BCE’s executive compensation strategy and shareholders’ interests. As noted in the section entitled Looking ahead to 2021, BCE’s 2021 long-term incentive plan is comprised of 50% RSUs and 50% PSUs.

KEY COMPENSATION DECISIONS FOR 2020 AND IMPACT OF COVID-19

In January 2020, target total direct compensation was established for the President and CEO and the other NEOs. These changes largely reflected the organizational changes made upon the appointment of Mirko Bibic as President and CEO. Overall, target total direct compensation for NEOs in 2020 decreased by 10% over 2019. Details about changes to target compensation of 2020 NEOs can be found in section 11, entitled Compensation of our named executive officers.

The unprecedented impact of COVID-19 is reflected in the results of the 2020 short-term incentive plan. While strategic metrics set for the annual short-term incentive plan were met or exceeded, the financial metrics were not achieved in 2020 due to the impact of COVID-19. The Compensation Committee and the Board approved a corporate performance index of 25% for the NEOs, down from 107% in 2019 and an average of 99% over the last five years. In light of strong operational results and leadership demonstrated by the President and CEO and the other NEOs in 2020, the average individual performance index for the NEOs was 2.3× this year, slightly down from an average of 2.4× in 2019. This results in a 43% (-$3.3 million) or 53% (-$1.9 million) decrease in AIP awarded to NEOs and the CEO respectively in 2020 in comparison to 2019. In addition, the CEO’s award is 48% lower than the average awarded to the CEO position in the last five years. Despite the exceptional nature of the COVID-19 pandemic, the Committee did not exercise discretion to determine the annual bonus of the President and CEO or the other NEOs and bonus results did not benefit from BCE’s participation in the Canadian Emergency Wage Subsidy (CEWS) program in 2020.

With respect to the long-term incentive plan, the Compensation Committee considered the impact of COVID-19 and decisions taken by the company in response to COVID-19 in 2020, as well as BCE’s accelerated capital investment plan adopted for 2021 on the three outstanding PSU grants (2018, 2019 and 2020). The performance measures set for PSUs granted in 2018, 2019 and 2020 are based on 3-year cumulative free cash flow targets sufficient to grow the dividend while keeping the dividend payout ratio between 65% and 75%.

The Compensation Committee and the Board determined the impact of COVID-19 and the decisions taken by the company in response to COVID-19 in the 2020 performance year would have a disproportionate impact on the vesting result for the three-year performance period for all three outstanding PSU grants. Further, the accelerated capital investment plan adopted by the Board for 2021 was not factored into the performance measures or ranges set for the 2019 and 2020 PSU grants. As a result, the Compensation Committee and the Board, with advice from independent compensation consultant Hugessen, applied discretion to adjust the performance measures and ranges for the 2018, 2019 and 2020 PSU grants.

In considering the use of discretion, the Compensation Committee and the Board assessed a number of factors, including:

•

the financial and operational performance of the BCE team in 2020 and the impact on key stakeholders, including shareholders, customers, employees and communities, as described above under 2020 Financial and operational performance, including achievement of 5% dividend increase in 2020

•	the impact of factors not in management’s control, such as COVID-19 restrictions and closures on travel, immigration and on BCE’s roaming, advertising and retail revenue

•	the impact of actions taken by BCE in response to COVID-19, including accelerated capital investment, customer relief initiatives and community investment on BCE’s financial performance

•	the ability of the structure of the performance ranges to appropriately manage a significant market disruption

•	the importance of ensuring that the long-term incentive plan continues to motivate and retain top executive talent and reflect BCE’s pay-for- performance philosophy

•

the overall result on the NEOs’ actual compensation and in comparison to shareholder return in 2020 as detailed in section 11.1 Shareholder return performance graph and on page 65 under 2020 CEO Look-back table.

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8 The Board of Directors’ letter to shareholders

In applying its discretion to the outstanding 2018, 2019 and 2020 PSU grants, the Board used the methodology approved for the free cash flow measure of the 2021 PSU grant and adjusted the performance measures and ranges for the 2018, 2019 and 2020 PSUs to be consistent with the 2021 PSU grant methodology. The Compensation Committee tested this methodology to ensure appropriate outcomes in a variety of market conditions. Performance is based on annual Board approved free cash flow targets to allow for greater flexibility in the level of annual Board approved capital expenditures in potentially volatile market conditions over the performance period and to ensure executive compensation remains fully aligned to the Board approved capital markets strategy. No changes were made to the actual grants with respect to the years 2018, 2019 and 2020.

With respect to the 2018 PSUs, application of this methodology results in a vesting result of 82% out of a maximum 125%, down from 106% in 2019, and reflects a 44% result for the annual 2020 performance period which will also be applied to the 2019 and 2020 PSUs. The vesting result for the 2018 PSUs, combined with the market impact on BCE shares, results in the 2018 LTIP achieving 81% of grant value overall as of December 31, 2020.

2020 AND 2021 CEO COMPENSATION

Upon his appointment as President and CEO in January 2020, Mirko Bibic’s target total direct compensation for 2020 was set at $9.25 million ($9.8 million including pension and other compensation). This represents a decrease of just over 10%, or $1.13 million, from former President and CEO, George Cope’s 2019 target total direct compensation, reflective of his tenure as newly appointed CEO, and market positioning below market median. No sign-on bonuses or one-time payments were awarded to Mr. Bibic upon his appointment.

As noted above, the Compensation Committee and the Board set the 2020 AIP corporate performance result for the President and CEO at 25%. As a result, Mirko Bibic’s actual total compensation for 2020 was $9.48 million, a 25% decrease in actual total compensation for the President and CEO over 2019 and a 48% decrease versus the bonus calculated by applying Mr. Bibic’s 2019 short term incentive plan results (corporate performance index and individual performance index) as COO to his 2020 compensation as CEO. The President and CEO’s actual compensation for 2020 reflects the Compensation Committee’s and the Board’s evaluation of the overall impact of COVID-19 and recognition of Mr. Bibic’s strong operational performance in response to the pandemic and outstanding strategic leadership in his first year as President and CEO.

Additional details on the President and CEO’s 2020 accomplishments can be found in section 10 President and CEO Compensation as well as the look-back table which sets out the actual value received by the President and CEO in 2020 and over the past five years compared to the value received by our shareholders and demonstrates the alignment between the compensation for NEOs and shareholder value.

For 2021, there will be no change in target compensation for the President and CEO or the current NEOs.

LOOKING AHEAD TO 2021

EXECUTIVE TARGET COMPENSATION

Given the continued uncertainty and impact of COVID-19, executive base salaries (Vice President and above) and target compensation will be frozen at 2020 levels in 2021 with limited exceptions, such as for newly promoted executives or executives with a change in scope. As noted above, in 2021 there will be no change in target compensation for the President and CEO or the current NEOs.

CEO CLAWBACK AND POST-EMPLOYMENT HOLD

Effective in 2021 and in accordance with governance best practices, changes were made to the CEO clawback provision in addition to a change to the Share Ownership Policy, introducing a post-employment hold requirement for the President and CEO. The clawback provision for the President and CEO has been expanded to allow for clawback for conduct that constitutes cause for termination, regardless of whether there has been a financial restatement. For additional details on the clawback policy, see section 9.6 Clawback policy.

In addition, under the new Share Ownership Policy, upon resignation or retirement, the President and CEO must continue to hold the number of shares equal to his share ownership requirements at the time of departure for at least one year following departure. For additional details on the Share Ownership Policy, see section 9.6 Share ownership requirements.

ANNUAL SHORT-TERM INCENTIVE PLAN

The operational metrics of BCE’s annual incentive program (AIP) are assessed based on BCE’s goal: Advancing how Canadians connect with each other and the world, and the 6 Strategic Imperatives announced in January 2020:

•	Build the best networks

•	Drive growth with innovative services

•	Deliver the most compelling content

•	Champion customer experience

•	Operate with agility and cost efficiency

•	Engage and invest in our people

In 2020, these accounted for 25% of the corporate performance index, with financial metrics accounting for the remaining 75%. In 2021, results against these imperatives will account for 40% of the corporate performance index, up from 25% in 2020, with heavier weighting on the Build the best networks, Champion customer experience and Drive growth with innovative services imperatives. This change highlights the importance of our Strategic Imperatives on BCE’s strategy.

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8 The Board of Directors’ letter to shareholders

LONG-TERM INCENTIVE PLAN

As noted last year, BCE’s long-term incentive plan had remained largely unchanged since 2011, and in 2020 the Compensation Committee conducted a comprehensive review of the plan with a view to, amongst other things, attaching performance criteria to 50% of LTIP grants, and ensuring continued alignment with the objectives of BCE’s executive compensation strategy and shareholders’ interests.

Following this review, the Compensation Committee and Board of Directors determined that the 2021 LTIP will be comprised of 50% RSUs and 50% PSUs and introduced a relative TSR performance metric in addition to a Free Cash Flow metric for the PSUs. Relative TSR, weighted at 50% of the PSUs, will be compared to median TSR of a peer group of companies comprised of eight North American telco companies (Rogers Communications Inc., TELUS Corporation, Shaw Communications, Cogeco Communications Inc., Quebecor Inc, AT&T, Verizon, Comcast), chosen based on industry relevance, capital market competitors and investment characteristics. The new LTIP mix applies to all executives, including the President and CEO and all EVPs, and no stock options will be granted in 2021.

CONCLUSION

The responsibility for executive compensation rests with the Board, and we confirm that we fully understand the long-term implications of the executive compensation decisions we make and the programs we approve.

Members of the Compensation Committee will be present at the meeting to answer any questions you may have about executive compensation. Alternatively, shareholders can reach us through the Corporate Secretary’s Office or the Investor Relations Group at 1 Carrefour Alexander-Graham-Bell, Building A, 7th floor, Verdun, Québec, Canada, H3E 3B3 or call 1-800-339-6353. Our approach to executive compensation supports the execution of the Corporation’s strategy, and we remain committed to developing the compensation policies and programs that will continue to produce the results that deliver value to you, our shareholders.

Gordon M. Nixon	David F. Denison
Chair of the Board	Chair of the Compensation Committee

March 4, 2021

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9    Compensation discussion & analysis

This section describes our compensation philosophy, policies and programs and discusses the compensation provided in 2020 to our President and CEO, our CFO and our three other most highly compensated executive officers. In 2020, these executive officers continued to grow and contribute to the success of Bell. They are referred to in this document as the “NEOs” and are as follows:

•	Mirko Bibic, President and CEO, BCE and Bell Canada

•	Glen LeBlanc, EVP and Chief Financial Officer, BCE and Bell Canada

•	Wade Oosterman, President, Bell Media and Vice Chair, Bell Canada and BCE

•	John Watson, Group President, Customer Experience

•	Blaik Kirby, Group President, Bell Mobility and Bell Residential and Small Business

9.1     Overall objective of the executive compensation program

Our executive compensation program is based on a pay-for-performance philosophy. The overall goal is to create sustainable value for shareholders by:

•	attracting, motivating and retaining the executive officers needed to drive the business strategy, and

•	rewarding them for financial and operating performance and leadership excellence.

9.2     Setting executive compensation

The following chart illustrates BCE’s compensation governance structure and roles and responsibilities in setting and administering executive compensation.

BOARD OF DIRECTORS
Engage with shareholders and oversee BCE's compensation policy and components
SHAREHOLDERS
Provide feedback related to executive compensation matters through "Say on Pay"
AUDIT COMMITTEE
GOVERNANCE COMMITTEE
RISK AND PENSION FUND COMMITTEE
COMPENSATION COMMITTEE
• Oversees, and recommends for approval by the Board, the Corporation's executive compensation philosophy, policies, programs and grants of equity-based compensation
• Reviews with the President and CEO any proposed major changes in organization or personnel, including the succession plan
• Reviews any proposed major changes in the Corporation's benefit plans and recommends for approval any change requiring Board approval
• Reviews annually with the members of the Board the performance of the President and CEO and other executive officers
• Recommends annually to the members of the Board all forms of compensation for the President and CEO and other officers
• Reviews the Corporation's executive compensation disclosure for inclusion in the Corporation's public disclosure documents
• Reviews and monitors the Corporation's exposure to risk associated with its executive compensation and policies and identifies practices and policies to mitigate such risk
• Seeks advice from independent compensation consultants on emerging trends in executive compensation and, when considered advisable by the Compensation Committee, other professional advice to enable the Compensation Committee to function independently of management
MANAGEMENT
• Proposes the elements of a compensation program that supports a performance culture without undue risk taking
• Implements the processes required to administer the program
• Manages the process to establish performance objectives and to measure individual and corporate performance against set objectives
• Provides the Compensation Committee with an assessment of the results achieved by each of the executive officers, as well as an assessment of the leadership attributes each demonstrates in fulfilling his or her roles and responsibilities
• Recommends to the Compensation Committee the base salary as well as the annual short- and long-term incentive award levels for the officers of the Corporation
• Proposes the succession plan for the officers of the Corporation
• Continuously monitors the regulatory environment and market practices and informs the Compensation Committee about any developments

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9 Compensation discussion & analysis

BENCHMARKING AND COMPARATOR GROUP

To ensure the competitiveness of the compensation provided to our executives, the Compensation Committee regularly reviews the compensation for similar executive positions at other companies with whom we compete for talent (our comparator group).

A full benchmarking study of all executive positions, including the NEOs, using our comparator group presented below is conducted every two years. The results of the last full review completed with Hugessen for 2020 showed that our executive pay is well aligned to our executive compensation policy, which targets total compensation to be positioned at the 60th percentile of our comparator group for strong performers.

Our comparator group is designed to be representative of the Canadian marketplace while avoiding overweighting any particular industry. As a result, we do not include more than three companies from any particular industry. We regularly review the composition of our comparator group to ensure that the companies continue to reflect our context in terms of size, revenues, market capitalization and complexity.

The Compensation Committee uses our comparator group to benchmark the value of executive total compensation, base salary, short- and long-term incentives, benefits, retirement programs and perquisites. The comparator group of 19 companies, the rationale for its use and comparative financial information are outlined in the two tables below.

DESCRIPTION	RATIONALE FOR USE	LIST OF COMPANIES

Represents a select sample of the largest Canadian companies based on revenues and market capitalization and offers a similar representation of industries

Ensures the competitiveness of our executive

compensation by comparing it to that offered

at companies that are similar to us in terms of

complexity, including size, revenues and market

capitalization, and that compete with us for key talent.

The balanced representation of industries ensures

that our comparator group is representative of the

marketplace in which we compete for talent

		●	Alimentation Couche-Tard Inc.
		●	Barrick Gold Corporation
		●	Bombardier Inc.
		●	Canadian National Railway Company
		●	Canadian Tire Corp. Ltd.
		●	CGI Group Inc.
		●	Enbridge Inc.
		●	Loblaw Companies Ltd.
		●	Magna International Inc.
		●	Manulife Financial Corporation
		●	Nutrien Ltd.
		●	Quebecor Inc.
		●	Rogers Communications Inc.
		●	Royal Bank of Canada
		●	Suncor Energy Inc.
		●	Teck Resources Ltd.
		●	TELUS Corporation
		●	The Toronto-Dominion Bank
		●	TC Energy Corporation

COMPARATIVE FINANCIAL INFORMATION AND INDUSTRY DISTRIBUTION OF COMPARATOR GROUP

BCE – DECEMBER 31, 2020 RESULTS

TOTAL REVENUE ($M)	MARKET CAPITALIZATION ($M)	NET EARNINGS ($M)	DIVIDEND YIELD	EMPLOYEES

22,883	49,226	2,699	6.1%	50,704

The comparator group information is just one of the factors the Compensation Committee takes into consideration when making recommendations to the Board with regard to target executive compensation. The Compensation Committee also considers:

•	the relative pay levels among our most direct industry competitors

•	the relative size, scope and complexity of comparator businesses

•	BCE’s relative performance against these comparators, and

•	internal equity across the Corporation and between different levels within the Corporation.

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9 Compensation discussion & analysis

A similar approach and philosophy to setting target compensation is used for all levels within the organization to ensure competitive and fair compensation.

9.3     Compensation risk management

Our Risk Advisory Services (corporate risk management) group conducted their annual compensation risk evaluation process to ensure that our compensation policies and practices do not encourage executives to take undue risk on behalf of the Corporation for personal financial gain.

FIVE-PILLAR FRAMEWORK

The risk factors identified across the five pillars form the focus of the risk assessment associated with compensation policies and practices. Each risk factor is considered in the context of specific plan design characteristics and relevant risk mitigation practices in order to reach a conclusion on the residual risk exposure.

OUR ASSESSMENT IDENTIFIED NO RISKS ASSOCIATED WITH OUR COMPENSATION POLICIES AND PRACTICES LIKELY TO HAVE A MATERIAL ADVERSE EFFECT ON THE CORPORATION

We recognize that long-term growth and value creation can only be achieved within an acceptable level of risk. We ensure our compensation policies and practices reward executives for short-, medium- and long-term decision making and performance but do not encourage undue risk taking or produce excessive compensation levels. We also ensure our policies and practices reflect best practices in terms of market trends and governance standards. The following are key risk mitigation policies that are part of the annual risk assessment and our approach to sound compensation management at BCE.

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9 Compensation discussion & analysis

OVERVIEW OF COMPENSATION AND RISK GOVERNANCE POLICIES AT BCE

WHAT WE DO

Use external independent consultants to assess our executive compensation programs to ensure they are aligned with shareholder and corporate objectives, best practices and governance principles.

Incorporate caps on the annual short-term incentive payouts, medium- and long-term incentive grants and executive pension plans to prevent excessive compensation levels.

Incorporate risk mitigation mechanisms (1) into incentive programs and compensation policies to minimize the likelihood that executives will take undue risks to enhance their remuneration.

Balance short- (annual short-term incentive), medium- (RSUs and PSUs) and long-term (stock options) incentives to align compensation to the risk horizon for each compensation component.

Offer a pay mix that emphasizes performance, with 82% of NEO target total direct compensation being at risk and tightly linked to BCE’s performance.

Enforce an incentive compensation clawback policy and forfeiture provisions (2).

Impose material share ownership requirements and offer the possibility to convert incentive payouts into DSUs, which further aligns executives’ interests with those of our shareholders.

Maintain a pre-clearance process for the President and CEO and all EVPs to protect against insider trading and trading during blackout periods.

Ensure that the Compensation Committee is comprised of independent members to avoid compensation-related conflicts of interest.

Offer our shareholders an opportunity to provide input to the Board regarding our executive compensation practices and levels via our annual “Say on Pay” advisory vote.

WHAT WE AVOID

Maintaining or reducing performance target levels for incentive plans. Steadily increasing performance levels must be achieved to realize payouts year after year.

Paying out incentives if they are not commensurate with performance results. The Board and the Compensation Committee have discretionary powers to alter incentive payouts when unexpected circumstances arise.

Setting performance targets for incentives without appropriate stress testing.

Offering compensation exceptions to NEOs without appropriate Board approval.

Offering single trigger change-in-control (CIC) rights to our executives (3).

Issuing stock option grants below market value and allowing option grants to be re-priced or forfeited in exchange for options with a lower strike price.

Allowing hedging of the economic exposure of BCE securities by any insiders, including directors and executives. BCE’s anti-hedging policy prohibits any kind of hedging the effect of which is to alter the insider’s economic interest in securities of BCE, or the insider’s economic exposure to BCE. As share ownership requirements and the long-term incentive plan align shareholder and executive interests, these restrictions ensure this alignment is fully maintained.

Including unvested and unexercised long-term incentives in share ownership calculations.

Guaranteeing variable incentive payouts.

(1)

The main risk mitigation mechanisms include: incorporating a balanced and diversified combination of performance metrics for incentive plans to protect against one particular metric being promoted at the expense of overall health of the business, emphasis on long-term incentives with three-year vesting cycles in the executive pay mix to discourage undue short-term risk taking and curtailing the use of options (which offer the greatest leverage to share price fluctuation) so they represent only 15% of NEO total target direct compensation.

(2)

The President and CEO as well as all EVPs have a clawback clause in their employment agreement that provides for the Corporation, at its discretion, to clawback a portion of cash and equity compensation awarded to them as well as to obtain reimbursement for a portion of the gains realized on the exercise of options granted to them after their appointment.

The clawback is enforceable if there is a financial restatement due to gross negligence, intentional misconduct or fraud during the 24 months preceding the restatement, and where it is determined that the cash or equity awards paid would have been lower had the restatement occurred prior to the payment of such awards. New in 2021, the clawback for the CEO is enforceable in the event of conduct that the Board determines would constitute cause to terminate the CEO.

All stock option holders are subject to a clawback clause if they engage in prohibited behaviours as described in greater detail in section 9.6, entitled 2020 Compensation elements, under the heading Long-term incentive plan.

In the event of termination for cause, an individual forfeits all vested and unvested options and unvested RSU and PSU grants.

(3)

The double-trigger CIC policy requires a CIC and termination for reasons other than for cause or resignation for good reason for 18 months post CIC. This prevents the Corporation from being obliged to pay termination benefits during a CIC if an executive’s employment is not terminated as part of the CIC. More information can be found in section 11.6, entitled Termination and change-in-control benefits.

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9.4    Compensation policy and components

To achieve our objective, we use three key elements of compensation with target positioning for base salary at the 50th percentile and for total compensation at the 60th percentile for strong performers of what is paid in the competitive market for similar positions, with greater focus on pay-for-performance and mid- and long-term components.

Actual compensation may be set above or below target positioning depending on a number of factors, including performance, experience and internal equity. Consideration is also given to pay levels among our most direct competitors within our comparator group and their relative size, scope and complexity.

	PRIMARY OBJECTIVE	WHAT DOES THE COMPENSATION ELEMENT REWARD?	HOW DOES THE COMPENSATION ELEMENT FIT INTO THE OVERALL OBJECTIVE?	FORM OF PAYMENT

Annual Base Salary	Provides a market-competitive fixed rate of pay	The scope and responsibilities of the position and the specific skills needed to fulfill them	Provides a vehicle to attract and retain skilled executives who can deliver on our overall goal while keeping the emphasis on rewarding actual performance	Cash

Annual Short-Term Incentive	Incents performance against our annual corporate and individual objectives	The achievement of our annual objectives	Provides a vehicle to reward actual performance against objectives that are designed to support our overall corporate targets	Choice of cash and/or DSUs • Payment in DSUs further aligns the interests of executives and shareholders as DSUs are payable only upon cessation of employment

Equity-Based Long-Term Incentive Plan	Aligns medium- and long-term interests of executives and shareholders	The creation of shareholder value	Provides a vehicle to attract and retain skilled executives while rewarding the achievement of our overall goal of creating sustained shareholder value

RSUs (50%)

• Aligns executives’ interests to share return growth

PSUs (25%)

• Aligns executives’ interests to dividend growth and their compensation to the Corporation’s performance

Stock Options (25%)

• Aligns executives’ interests with share price growth and their compensation to the Corporation’s performance

Starting in 2021, Equity-Based LTIP form of payment will be 50% RSUs and 50% PSUs . Please refer to page 50 for more details

We also offer competitive pension, benefits and perquisites to promote the hiring and retention of qualified executives. These components are evaluated regularly as part of our benchmarking study. They are discussed in section 9.6, entitled 2020 Compensation elements, under the heading Pension, benefits and perquisites.

9.5     2020 Named executive officers’ target pay at risk

82% |	2020 average NEO target pay at risk

Our commitment to aligning pay to performance leverages a compensation mix that includes short-, medium- and long-term components. The graph below illustrates that we emphasize pay at risk over fixed pay to ensure that executive remuneration is aligned with corporate performance over the short- and long-term. On average, 82% of target NEO compensation is at risk.

2020 TARGET PAY AT RISK(1)

(1)

Based on 2020 actual base salary. Pay at risk is annual short-term incentive plan, RSU awards, PSU awards and Option-based awards. At-risk components are based on target levels. Excludes pension and other compensation elements.

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9 Compensation discussion & analysis

9.6    2020 Compensation elements

BASE SALARY

The Compensation Committee recommends for Board approval the base salary of each executive officer that reflects the scope and responsibilities of the position, the executive officer’s performance and experience, the positioning of his or her base salary and total compensation versus the comparator group (targeted at the 50th percentile on base salary), and internal equity.

To ensure individual accountability and higher levels of performance, base salaries offered to all executives have been adjusted only to reflect sustained performance levels as well as an increase in responsibilities or job scope.

ANNUAL SHORT-TERM INCENTIVE

The annual short-term incentive applicable to the President and CEO and all executive officers has two components:

•

In order to reinforce our One Company/One Team concept, 70% of the executive officers’ annual short-term incentive award is based on the achievement of common corporate objectives. They are based on financial targets and quantitative strategic objectives related to each of our 6 Strategic Imperatives

•

In order to assess and reward leadership behaviours demonstrated by the executive in the achievement of business unit and overall corporate results, 30% of the executive officers’ annual short-term incentive award is based on individual performance.

SHORT-TERM INCENTIVE TARGETS

The short-term incentive targets for executive officers are reviewed regularly to ensure they remain competitive with market peers. The short-term incentive targets for NEOs of 150% for the President and CEO and 100% for the other NEOs remained unchanged in 2020 from 2019 levels.

CORPORATE PERFORMANCE INDEX

Corporate performance objectives account for 70% of the weighting of the annual short-term incentive award. At the beginning of each year, the Compensation Committee recommends for approval by the Board the Corporation’s financial and operating objectives used to determine the corporate performance objectives. The Compensation Committee reviews corporate performance from year to year, ensuring a consistent difficulty in achieving targets is maintained in light of the Corporation’s progress and the competitive environment.

At the end of each year, the Compensation Committee and the Board evaluate the performance of the Corporation against the corporate performance objectives to determine the corporate performance index.

This can vary between 0% and 150%, with a target performance level of 100%. The Compensation Committee may, at its discretion, recommend to the Board a different payout level from that suggested by the quantitative results to take into account unforeseen occurrences and non-recurring events and also to ensure that the payout is appropriate versus actual performance in the Compensation Committee’s judgment.

FINANCIAL OBJECTIVES

Financial objectives (adjusted EBITDA 40%, revenue 20% and free cash flow 15%) account for 75% of the corporate performance index. The Compensation Committee sets a threshold, low, target and stretch value for each financial objective. The payout varies between 0% and 150% depending on the performance, as illustrated in the table below.

Target values are set within the financial guidance ranges provided to the investment community, which ensures that payouts are well aligned to the performance expectations of our shareholders. A payout exceeding the target award requires exceptional performance versus market expectations on these measures and versus other companies in the sector.

OVERALL PERFORMANCE	THRESHOLD	LOW	` TARGET	STRETCH

Payout (1)	0%	50%	100%	150%

(1)	The overall performance takes into account the results and relative weight of each financial objective. Results achieved between these values are interpolated.

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6 STRATEGIC IMPERATIVES

The remaining 25% weighting of the corporate performance index evaluates achievement of the Corporation’s operating objectives, our 6 Strategic Imperatives for 2020(1):

•	Build the best networks	•	Champion customer experience
•	Drive growth with innovative services	•	Operate with agility and cost efficiency
•	Deliver the most compelling content	•	Engage and invest in our people

Progress on the 6 Strategic Imperatives is evaluated by measuring performance against a set of operating metrics, many of which are commonly used across the industry. Each strategic imperative carries an equal weight. The following ranking scale applies and the total out of 36 possible points is then converted to a result out of 25%:

POINTS	0	1	2	3	4	5	6

Results	Failed	Significantly Below	Below	Slightly Below	Met	Exceeded	Stretched

The cumulative total of points earned for the 6 Strategic Imperatives determines the payout according to the following table:

SUM OF POINTS	THRESHOLD 0 POINTS (6 × 0 POINTS)	TARGET 30 POINTS (6 × 5 POINTS)	STRETCH 36 POINTS (6 × 6 POINTS)

Payout (2)	0%	100%	150%

(1)	6 new Strategic Imperatives were announced in January 2020.

(2)	The results achieved between these values are interpolated.

The Board and the Compensation Committee believe that these operating objectives were set for 2020 at an ambitious level but could be achieved under normal economic and market conditions. Payout at target may only be achieved by exceeding these operating objectives. The metrics and targets for the 6 Strategic Imperatives have not been disclosed as this is strategic information the Board and the Compensation Committee believe could cause competitive harm to the Company.

BCE’S INCENTIVE PLANS ARE STRUCTURED TO MAXIMIZE SHAREHOLDER VALUE, SHARE PRICE AND CAPITAL RETURNS,

AS WELL AS DELIVERING ON OUR CORPORATE PURPOSE OF ADVANCING HOW CANADIANS CONNECT WITH EACH

OTHER AND THE WORLD, THROUGH THE SUCCESSFUL EXECUTION OF THE CORPORATION’S 6 STRATEGIC IMPERATIVES

The following illustration indicates the corporate performance objectives employed for setting annual short-term incentive awards for 2020, and the rationale for their use (1).

ADJUSTED EBITDA(2) 40%

Industry-wide measure of in-year operational profitability. Measures executives’ operational efficiency and their success in ensuring the value from revenues flows to the enterprise value of the Corporation.

6 STRATEGIC IMPERATIVES 25%

The strategic imperatives focus our efforts on achieving our goal of advancing how Canadians connect with each other and the world. Their assessment includes many operating metrics typically used in the industry. Progress made against the 6 Strategic Imperatives provides a relevant measure of our executives’ success in executing on the operating plan required to achieve our goal.

REVENUE 20%

A simple measure of the total value of the products and services sold by the Corporation. Revenue provides a relevant measure of our executives’ ability to design and sell attractive products and services, to compete in the market, to attract customers and to capture value from those products and services.

FREE CASH FLOW(3) 15%

Provides an assessment of our executives’ success in running the business as a whole and in generating cash that may be returned to shareholders or further invested in the business. It is also commonly used as a valuation measure for companies in the industry.

(1)	Starting in 2021, the weighting of the 6 Strategic Imperatives has been increased from 25% to 40% and financial metrics weightings have decreased from 75% to 60%.

(2)

The term “adjusted EBITDA” does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We define adjusted EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. We use adjusted EBITDA to evaluate the performance of our businesses as it reflects their ongoing profitability. We believe that certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA to evaluate the performance of our businesses. Adjusted EBITDA is also one component in the determination of short-term incentive compensation for all management employees. Adjusted EBITDA has no directly comparable IFRS financial measure. Refer to section 10.2, Non-GAAP financial measures and key performance indicators (KPIs) – Adjusted EBITDA and adjusted EBITDA margin of BCE’s MD&A dated March 4, 2021, at page 115 of BCE’s 2020 Annual Report, for more details, including a reconciliation to the most comparable IFRS financial measure.

(3)

The term “free cash flow” does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We define free cash flow as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to non-controlling interest. We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our Corporation. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most comparable IFRS financial measure is cash flows from operating activities. Refer to section 10.2, Non-GAAP financial measures and key performance indicators (KPIs) – Free cash flow and dividend payout ratio of BCE’s MD&A dated March 4, 2021, at page 116 of BCE’s 2020 Annual Report, for more details, including a reconciliation to the most comparable IFRS financial measure.

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2020 CORPORATE PERFORMANCE INDEX

25% |	2020 Corporate performance index

The following table outlines the corporate objectives and results achieved for 2020.

COMPONENT	WEIGHTING	CALCULATED PAYOUT	2020 TARGET	2020 RESULTS	COMMENTS

Adjusted EBITDA	40%	Payout: 0% Min: 0% Max: 60%	$10,227 million	$9,607 million	BCE’s adjusted EBITDA decreased by 4.0% in 2020, compared to 2019, driven by lower revenues, moderated by reduced operating costs, primarily attributable to the adverse impact of the COVID-19 pandemic. Adjusted EBITDA margin of 42.0% in 2020, was relatively stable year over year, declining by 0.1 pts over last year, mainly resulting from lower service revenue flow-through, partly offset by reduced operating expenses.

Revenue	20%	Payout: 0% Min: 0% Max: 30%	$24,269 million	$22,883 million	Total operating revenues at BCE decreased by 3.8% in 2020, compared to 2019, due to declines across all three of our segments, which were adversely affected by the COVID-19 pandemic, with a more pronounced impact on media advertising revenues, as well as wireless product volumes and outbound roaming revenues.

Free Cash Flow	15%	Payout: 0% Min: 0% Max: 22.5%	$3,931 million	$3,348 million	Free cash flow decreased by $390 million in 2020, compared to 2019, mainly due to higher capital expenditures and lower cash flows from operating activities, excluding cash from discontinued operations and acquisition and other costs paid.

Strategic Imperatives Progress	25%	Payout: 25% Min: 0% Max: 37.5%	Various	N/A	The Board approves a scorecard of approximately 30 operating metrics to monitor the progress against the strategic imperatives. Considerable progress was made on many imperatives and expectations were exceeded in many cases. Strong results were achieved in the areas of Build the Best Networks, Operate with Agility and Cost Efficiency, Engage and Invest in Our People, and Champion Customer Service. Further details may be found under section 10 entitled President and CEO Compensation.

Total	100%	25%

The financial results for 2020, along with the progress made against the 6 Strategic Imperatives, were reviewed by the Compensation Committee against the set of financial and operating objectives used for setting annual short-term incentive awards. Based on their assessment, the Compensation Committee recommended, and the Board approved, a corporate performance index of 25% for the President and CEO and the other NEOs. No discretion was applied to determine this result. Over the last five years, the corporate performance index was 107% in 2019, 95% in 2018, 100% in 2017, 90% in 2016, and 102% in 2015.

INDIVIDUAL PERFORMANCE INDEX

2.3 |	Average 2020 NEO individual performance index	In order to recognize and reward individual contribution, 30% of the annual short-term incentive for executive officers is based on individual performance, which has two dimensions.

The first dimension is the achievement of results measured against the pre-determined business unit objectives. At the beginning of the year, the Compensation Committee reviews the President and CEO’s individual performance goals for that year and recommends them to the Board for approval. Our President and CEO’s goals, as well as those of our other executive officers, are designed to support the execution of the 6 Strategic Imperatives and thereby create value for shareholders. For further details on our President and CEO’s key accomplishments and results for 2020, refer to section 10, entitled President and CEO compensation, on page 63.

The other dimension is the demonstration of the leadership attributes required to achieve those results. These include people leadership attributes that serve to build and leverage talent and drive team effectiveness, along with strategic leadership attributes that reinforce the transformation of the business and the execution of the strategy. Once the year is completed, the Compensation Committee and the independent directors of the Board assess the individual performance and leadership of the President and CEO. In addition, the President and CEO provides the Compensation Committee with his assessment of the individual performance and leadership of the other executive officers. Taking into account all the information provided, including the recommendations of the President and CEO, the Compensation Committee makes an informed judgment and recommends for Board approval the individual performance index (between 0 and 3.0×) for each of the executive officers. This multiplier index applies on 30% of the total target bonus only.

In 2020, the average individual performance index for the NEOs was 2.3×, slightly down from 2.4× in 2019. These results reflect the exceptional leadership of the BCE team in response to COVID-19, supporting customers, team members and the community and mitigating the financial impact of COVID-19, while continuing to achieve progress on BCE’s strategic priorities. Combined with the corporate performance index of 25%, the 2020 annual incentive awards for our NEOs ranged from $602,100 to $1,610,700, with an average payout of $870,720, representing a 43% year-over-year decrease. Please consult the individual NEO biographies in sections 10 and 11 for greater detail.

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EQUITY-BASED COMPENSATION

LONG-TERM INCENTIVE PLAN

Our long-term incentive plan (LTIP) is designed to reward the creation of value for our shareholders while providing a vehicle to attract and retain talented and skilled executives. The LTIP also plays a crucial role in aligning variable compensation with the appropriate risk time horizon and accountability for medium- and long-term decisions. Being 100% equity-based, our LTIP’s value to the executive is very much dependent on increasing share price performance, which in turn benefits all shareholders. Furthermore, the PSU component of the LTIP rewards the achievement of cash flow growth targets that enable BCE to grow its dividend, which also aligns with shareholders’ interests. Similar to grants awarded since 2011, the 2020 grants under our LTIP were allocated 50% in RSUs, 25% in PSUs and 25% in stock options. As noted earlier, following comprehensive review of the LTIP, the Compensation Committee and Board of Directors determined that the 2021 LTIP has been revised and is now comprised of 50% RSUs and 50% PSUs, with the introduction of a relative TSR performance metric in addition to a free cash flow metric for the PSUs.

RSUs (50%) 100% vesting at the end of three years	PSUs (25%) Vesting at the end of three years contingent on free cash flow to enable dividend growth STOCK OPTIONS (25%) 100% vesting at the end of three years. Option term: ten years

Below are the key terms that apply to each component of the long-term incentive plan in 2020. As noted earlier, beginning in 2021, the LTIP is comprised of 50% RSUs and 50% PSUs. No stock options will be granted in 2021.

ELEMENT	RSUs	PSUs	STOCK OPTIONS

Shareholder interest alignment	RSUs align executives’ and shareholders’ interests in share return growth. Time vesting also supports the retention of executives to better enable the Corporation to execute its long-term strategy.	PSUs align executives’ and shareholders’ interests in dividend growth and their compensation to the Corporation’s performance. Multi-year vesting also supports the retention of executives to better enable the Corporation to execute its long-term strategy.

Stock options align executives’ and shareholders’ interests in share price growth and their compensation to the Corporation’s performance.

Multi-year vesting also supports the retention of executives to better enable the Corporation to execute its long-term strategy.

Payout range (as a % of the grant award)	0% to 100%	0% to 125%	No defined payout range, payouts are dependent on the difference between the grant price and the exercise price.

Defined limit on annual grant levels		Yes

Term (1)	Three years		Ten years (10-year maximum under the plan text)

Vesting type		Three-year cliff vesting

Vesting date for 2020 grants	December 31, 2022		February 24, 2023 (three years from the date of grant)

Vesting criteria	Being employed by BCE or Bell on the vesting date

Being employed by BCE or Bell on the vesting date.

To achieve 100% vesting, earnings growth must be sufficient to provide the Board with the ability to increase the dividend by a target compound annual dividend growth rate over the three-year performance period while keeping the dividend payout ratio between 65% and 75% of the free cash flow available to common shareholders. Pro-rated payment is made if the target is only partially attained.

Being employed by BCE or Bell on the vesting date

Dividend equivalents	Credited as additional units, at the same rate as dividends declared on BCE common shares		None

Methods of payment (2)	Cash, BCE common shares		BCE common shares when options are exercised

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ELEMENT	RSUs	PSUs	STOCK OPTIONS

Pricing at time of grant	Conversion from dollar value to units made using the volume weighted average of the trading price per common share for the last five consecutive trading days ending immediately on the last trading day prior to the effective date of the grant and rounded up to the nearest unit.		Higher of the volume weighted average of the trading price per common share of a board lot of common shares traded on the Toronto Stock Exchange: 1) on the trading day immediately prior to the effective date of the grant, or if at least one board lot of common shares has not been traded on such day, then the volume weighted average of the trading price per common share of a board lot of common shares for the next preceding day for which at least one board lot was so traded; and 2) for the last five consecutive trading days ending immediately on the trading day prior to the effective date of the grant.

Clawback	The President & CEO and all EVPs are subject to a clawback clause detailed under section 9.3, entitled Compensation risk management.		Option holders will lose all of their unexercised options if they engage in prohibited behaviours after they leave our Corporation. This includes using our confidential information for the benefit of another employer. In addition, the option holder must reimburse the after-tax profit realized on exercising any options during the six-month period preceding the date on which the prohibited behaviour began.

(1)	In 2019, BCE extended the term of the stock option grants to 10 years.

(2)

In 2016, executives had the option to receive their RSU or PSU grant in the form of DSUs. Since 2017, executives have had the option to receive their RSU grants in the form of DSUs. At any time, the Compensation Committee may require that a participant receive a long-term incentive payment in BCE common shares or in DSUs as an interim measure to help the participant reach his/her mandatory share ownership requirement.

The Compensation Committee may also recommend special grants to recognize specific achievements or, in some cases, to retain or motivate executive officers and key employees. There were no special grants made in 2020.

Information on change-in-control and termination provisions applicable to stock options can be found under section 11.6, entitled Termination and change-in-control benefits.

The Corporation uses the fair value method of accounting for equity-based compensation.

PSU PAYOUTS

Since the PSU plan’s inception in 2011, eight payout cycles have occurred. The PSU grants prior to 2014 had a maximum payout level of 100%. Grants from 2014 onward have a maximum payout of 125% to reinforce the incentive to outperform and reflect current market practices in PSU design.

From 2011 to 2016, all PSU grants vested at 100% and the 2017 PSU grant vested at 106%, as the earnings level attained during the performance cycles were more than sufficient to attain the targeted cumulative compound dividend growth rate to maintain the dividend payout ratio within the policy range of 65%–75%.

Performance measures for the PSUs granted in 2018, 2019 and 2020 are based on 3-year cumulative free cash flow targets sufficient to grow the dividend while keeping the dividend payout ratio between 65% and 75%. Due to the impact of COVID-19, and decisions taken to support customers, communities and the Bell team, as well as our accelerated capital investment plan adopted for 2021, BCE’s free cash flow plans were reset for 2020. This impacted all three unvested grants outstanding, and the Compensation Committee and Board determined the impact of COVID-19 and the decisions taken by the company in response to COVID-19 in the 2020 performance year, would have a disproportionate impact on the vesting result for the three-year performance period for all three outstanding PSU grants. Further, the accelerated capital investment plan adopted by the Board for 2021 was not factored into the performance measures or ranges set for the 2019 and 2020 PSU grants. As a result, the Compensation Committee and the Board, with advice from independent compensation consultant Hugessen, applied discretion to adjust the performance measures and ranges for the 2018, 2019 and 2020 PSU grants. The Compensation Committee and the Board considered the impact of the results, in addition to the following factors:

•

the financial and operational performance of the BCE team in 2020 and the impact on key stakeholders, including shareholders, customers, employees and communities, as described above under 2020 Financial and operational performance, including achievement of a 5% dividend increase in 2020

•	the impact of factors not in management’s control, such as COVID-19 restrictions and closures on travel, immigration and on BCE’s roaming, advertising and retail revenue

•	the impact of actions taken by BCE in response to COVID-19, including accelerated capital investment, customer relief initiatives and community investment on BCE’s financial performance

•	the ability of the structure of the performance ranges to appropriately manage a significant market disruption

•	the importance of ensuring that the long-term incentive plan continues to motivate and retain top executive talent and reflect BCE’s pay-for-performance philosophy

•

the overall result on the NEOs’ actual compensation and in comparison to shareholder return in 2020, as detailed in section 11.1, entitled Shareholder return performance graph and on page 65 under section 2020 CEO Look-back table.

In applying its discretion to the outstanding 2018, 2019 and 2020 PSU grants, the Board used the methodology approved for the free cash flow measure of the 2021 PSU grant and adjusted the performance measures and ranges for the 2018, 2019 and 2020 PSUs to be consistent with the 2021 PSU grant methodology. The Compensation Committee tested this methodology to ensure appropriate outcomes in a variety of market conditions. Performance is based on annual Board approved free cash flow targets to allow for greater flexibility in the level of annual Board approved capital expenditures in potentially volatile market conditions over the performance period and to ensure executive compensation

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remains fully aligned to the Board approved capital markets strategy. No changes were made to the actual grants with respect to the years 2018, 2019 and 2020.

With respect to the 2018 PSUs, application of this methodology results in a vesting result of 82% out of a maximum 125%, down from 106% in 2019, and reflects a 44% result for the annual 2020 performance period, which will also be applied to the 2019 and 2020 PSUs. The vesting result for the 2018 PSUs, combined with the market impact on BCE shares, results in the 2018 LTIP achieving 81% of grant value overall as of December 31, 2020.

For further details on each NEO’s 2020 PSU award, see section 11.2, entitled Summary compensation table, on page 71 or refer to the detailed NEO biographies in sections 10 and 11.

DSU PLAN

The Deferred Share Unit (DSU) plan is designed to further align the interests of the executive officers with those of the shareholders by providing a mechanism for the executive officers to receive incentive compensation in the form of equity that they must hold until they leave the company. Executive officers and other key employees of the Corporation and those of certain subsidiaries may elect to participate in the DSU plan.

In 2020, executive officers could elect to have up to 100% of their annual short-term incentive award paid in DSUs instead of cash. The award is converted into DSUs based on the market value of a BCE common share on the day before the award becomes effective. Executives also had the option to elect to receive their grant of RSUs in the form of DSUs.

DSUs have the same value as BCE common shares. Dividend equivalents in the form of additional DSUs are equal in value to dividends paid on BCE common shares and credited to the participant’s account on each dividend payment date based on the number of units in the account as of the dividend record date.

The Compensation Committee may also recommend for Board approval special awards of DSUs to recognize outstanding achievements or for reaching certain corporate objectives. There were no such awards made in 2020.

Holders of DSUs cannot settle their DSUs while they are employed by a company within the BCE group of companies. Once they leave the BCE group, the Corporation will buy, through a trustee, a number of BCE common shares on the open market equal to the number of vested DSUs a participant holds in the plan, after withholding taxes and any other deductions. These shares are then delivered to the former employee or to the estate in the case of death.

SHARE OWNERSHIP REQUIREMENTS

We believe in the importance of substantial share ownership, and our compensation programs are designed to encourage share ownership by executive officers. Our current share ownership requirements for the President and CEO and EVPs have been in place since 2013 and are designed to encourage ongoing investment in the Corporation and to ensure continuous alignment of our executive officers’ compensation with our objective of creating value for our shareholders. These milestones are to be reached 10 years from promotion or hire date. In 2021, the Compensation Committee introduced a post-employment hold requirement for the President and CEO. Under the new policy, upon resignation or retirement, the President and CEO must continue to hold a number of shares equal to the share ownership requirement as of departure date for at least one year following departure. The following table outlines the current minimum share ownership levels as a multiple of annual base salary and the associated deadline applicable for each executive level:

MULTIPLE OF BASE SALARY

POSITION	5-YEAR TARGET (1)	10-YEAR TARGET

President and CEO	7.5×	10.0×

EVPs	3.0×	5.0×

(1)	50% of five-year target must be reached within three years.

Direct and indirect holdings of common shares of BCE, including shares or vested DSUs received under the following programs, can be used to reach the minimum share ownership level:

•	DSU plan, described under DSU plan

•	Employees’ Savings Plans (ESPs), described under Benefits and perquisites

•	shares acquired and held by exercising stock options granted under our stock option plans, described under Long-term incentive plan

•	shares received and held upon payment of RSUs and PSUs, described under Long-term incentive plan

•	shares purchased independently on the open market.

Option grants and unvested equity grants do not count towards the minimum share ownership level.

Share ownership status is calculated using the higher of acquisition cost and the current market value at time of review. The Compensation Committee reviews at least annually the status of compliance with the share ownership requirements. Concrete measures may be taken if the three-, five- or 10-year targets are missed. These measures include, but are not limited to, the payment of a portion of the annual short-term incentive award in DSUs and, when stock options are exercised, the requirement to hold BCE common shares having a market value equal to a portion of the after-tax financial gain resulting from the exercise. These measures remain in effect until the target is reached. As shown in the table below, all of our NEOs have met or exceeded their five-year targets, with the exception of our President and CEO whose 5- and 10-year CEO targets were established upon his appointment on January 6, 2020.

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Below is the share ownership status for our NEOs as of December 31, 2020.

	OWNERSHIP REQUIREMENT			TOTAL BCE EQUITY OWNERSHIP VALUE ($)	(1)		MULTIPLE OF
NEO	BASE SALARY ($)	YEAR 5	YEAR 10			PERCENTAGE OF OWNERSHIP IN DSUs	5-YEAR TARGET ACHIEVED	10-YEAR TARGET ACHIEVED

Mirko Bibic	1,300,000	7.5×	10×	6,015,434		95%	0.6×	0.5×

Glen LeBlanc	675,000	3×	5×	9,869,207		96%	4.9×	2.9×

Wade Oosterman	900,000	3×	5×	58,748,418		88%	21.8×	13.1×

John Watson	750,000	3×	5×	4,977,997		81%	2.2×	1.3×

Blaik Kirby	750,000	3×	5×	2,236,986		80%	1.0×	0.6×

(1)	Calculated using the higher of acquisition cost and market value at year end using closing BCE share price on the Toronto Stock Exchange from December 31, 2020 of $54.43.

CLAWBACK POLICY

The President and CEO as well as EVPs have a clawback clause in their employment agreements that provides for the Corporation, at its discretion, to clawback a portion of cash and equity compensation awarded to them and to obtain reimbursement for a portion of the gains realized on the exercise of options granted to them after their appointment.

The clawback is enforceable if there is a financial restatement due to gross negligence, intentional misconduct or fraud on the part of the executive during the 24 months preceding the restatement, and where it is determined that the cash or equity awards paid would have been lower had the restatement occurred prior to the payment of such awards.

For the CEO, in respect of compensation awarded on or after January 1, 2021, the Board may, at its discretion, cancel all or a portion of unvested cash and equity compensation or clawback cash and vested incentive and deferred compensation received by the CEO within the preceding 24 months in the event of conduct that the Board determines would constitute cause to terminate the CEO.

In addition, under BCE’s long-term incentive plan, if BCE terminates a participant, including the President and CEO or any EVP, for cause, the participant forfeits all vested and unvested options, and all outstanding and unvested RSUs and PSUs as described further in section 11.6, entitled Termination and change-in-control benefits.

PENSION, BENEFITS AND PERQUISITES

PENSION

The Defined Contribution (DC) arrangement of the Bell Canada pension plans (Bell Plan) allows employees to contribute up to a maximum of 12% of pensionable earnings, subject to the Income Tax Act (Canada) (ITA) limit. The company contribution remains capped at 6%.

All our NEOs participate in the DC arrangement, which has been the only pension plan available to employees hired since 2004. Mr. LeBlanc participated in the Bell Aliant Defined Benefit Pension Plan and supplemental arrangement until December 31, 2014, when he joined the DC arrangement.

All our NEOs are eligible for supplementary retirement arrangements. The pension benefits provided to our NEOs are described under section 11.5, entitled Pension arrangements.

BENEFITS AND PERQUISITES

We believe that offering competitive and flexible benefits is essential to attract and retain qualified employees. The Corporation provides the Omniflex benefit program, which gives employees the flexibility to choose health, life and accident insurance most suited to their individual needs. The NEOs are provided with additional benefits, mainly relating to incremental life and accident insurance.

We also offer all of our employees the possibility to participate in our Employees’ Savings Plan (ESP). The ESP is designed to support long-term share ownership and to build greater interest in the growth and success of our Corporation. Under the ESP, employees can contribute up to 12% of their eligible earnings to buy BCE common shares. The Corporation matches one-third of the employee’s contribution with a maximum Corporation contribution of 2% of the employee’s annual eligible earnings. The shares purchased with the Corporation contributions are vested to employees after two years. More information on the ESP can be found under section 11.4, entitled Employees’ savings plans (ESPs).

The NEOs also receive a competitive cash allowance for perquisites.

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10   President and CEO compensation

Mirko Bibic President and Chief Executive Officer BCE and Bell Canada

President and Chief Executive Officer of BCE Inc. and Bell Canada since January 2020, Mirko Bibic leads the Bell group of companies with a strategy to deliver the best networks, champion customer experience, drive service and content innovation, and operate with agility and efficiency.

Mr. Bibic was previously Bell’s Chief Operating Officer since October 2018, responsible for all operations of Bell Mobility, Bell Business Markets, and Bell Residential and Small Business. He has also served as Executive Vice President, Corporate Development and as Chief Legal and Regulatory Officer.

Mr. Bibic joined Bell in 2004 as Senior Vice President, Regulatory and was named Canadian General Counsel of the Year in 2017. He holds a Bachelor of Commerce degree from McGill University and a Law degree from the University of Toronto.

2020 KEY ACCOMPLISHMENTS AND DETERMINATION OF ANNUAL SHORT-TERM

INCENTIVE AWARD

The Compensation Committee evaluated Mr. Bibic’s performance for 2020 based on demonstrated leadership behaviours and comprehensive objectives related to:

•	the evolution of BCE’s strategy

•	the execution of BCE’s strategy

Mr. Bibic significantly advanced the evolution of BCE’s strategy in 2020:

•

established a new goal of Advancing how Canadians connect with each other and the world as well as 6 new Strategic Imperatives including Engage and invest in our people. These strategic imperatives frame Bell’s longstanding strengths in networks, service innovation and content creation, and position the company for continued growth and innovation leadership in a fast-changing communications marketplace as well as improvements in customer experience

•

met the unprecedented challenge of COVID-19 by focusing on three key operating principles throughout the crisis: Keep Canadians connected and informed; Prioritize the health and safety of the public, our customers and team; and Supporting our customers and community

•

accelerated investments in network capacity, reliability and redundancy to manage the significant increases in network usage due to remote work, self-isolation and support for government and emergency response

•	equipped over 12,000 customer service agents to work remotely while redeploying thousands of Bell team members to frontline service roles

•	implemented strict sanitation and safety procedures across our operations, in line with public health protocols, and equipped team members with required personal protective equipment

•	accelerated remote work arrangements for employees and ensured wage support for those impacted by temporary closures or workload reduction

•	donated 1.5 million ($13 million) protective face masks for use by frontline workers throughout Canada

•

supported our customers by waiving residential internet overage fees, wireless roaming charges, implemented flexible payment options for customers financially impacted by the crisis and suspended certain new service price increases

•	provided thousands of complimentary smartphones, tablets and airtime to healthcare facilities and shelters within our communities
•	continued to expand our fibre to the premises (FTTP) direct fibre footprint, reaching over 5.6 million homes and businesses in seven provinces

•	announced an investment of approximately $400 million to bring all-fibre connections to 275,000 homes and business locations throughout Winnipeg

•	accelerated the rollout of our innovative Wireless Home Internet service to previously unserved or underserved communities in response to COVID-19 demand and expanded service to rural Atlantic Canada

•	reached 50% of our 1 million homes target to bring Wireless Home Internet to rural communities across Atlantic Canada, Québec, Ontario and Manitoba

•

enhanced Wireless Home Internet to deliver 50/10 access speeds (50 Megabits per second download/10 Mbps upload) to most customers. The technology will be fully upgradeable to 5G wireless service in the future

•

launched our Fifth Generation (5G) wireless network, offering enhanced mobile data speeds, with initial service in Montréal, the Greater Toronto Area, Calgary, Edmonton and Vancouver. Our 5G network expanded to reach 26% of Canada’s population at the end of 2020

•	Bell’s 4G and 5G wireless networks were ranked Canada’s fastest in PCMag’s 2020 Fastest Mobile Networks Canada, the prestigious annual study of network performance across the country

•

collaborated with Société de Transport de Montréal (STM) and industry partners to complete deployment of 4G LTE wireless service throughout Montréal’s metro transit system, providing the STM with Canada’s largest indoor digital network and the longest underground wireless network in the country

•

partnered with Giant Tiger to make Lucky Mobile available in the discount retail chain’s 250 locations across the country, expanding the reach of our prepaid wireless offering to even more budget-conscious Canadians

•	renewed our partnership with Loblaws to offer the newly rebranded PC mobile prepaid service in more than 843 Loblaws store locations across Canada

•

completed the acquisition of conventional French language network V along with related digital assets, strengthening choice for French-language viewers. Bell Media is committed to providing engaging content in Québec on traditional and innovative platforms. Bell rebranded V network as Noovo, establishing a singular brand in Québec for both a traditional TV network and its popular digital platform

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•

formed a new partnership with Grandé Studios, bringing increased resources to Québec’s French-language content creation and production communities. Bell Media’s Pinewood Toronto Studios began major construction on its multi-stage expansion of new sound stage and support space, bringing the production facility to a total of over 525,000 sq. ft.

•	launched Bilingual Crave TV and streaming service, offering more than 6,000 hours of exclusive French-language content including the new Crave original series Pour toujours, plus un jour

•

divested 25 Bell data centres to Equinix Inc. for $1.04 billion. As part of the transaction, Bell Business Markets becomes the first Equinix Platinum Partner in Canada, which will provide Bell enterprise clients with full access to the international scale of Equinix’s advanced integrated network and cloud solutions

•

set new records for engagement for the 10th annual Bell Let’s Talk Day in 2020, with 154,387,425 calls, texts and social media messages from Canadians and people around the world calling for action in mental health, an overall 6% increase vs. 2019. With a Bell donation of 5 cents for each communication, our funding for Canadian mental health grew by $7,719,371.25

•	renewed our Bell’s Let’s Talk commitment for another 5 years and set a new target of at least $150 million in total Bell funding for mental health

•	launched a new $5 million Bell Diversity Fund to support the mental health and wellbeing of racialized Canadians

•

recognized once again as one of Canada’s Top 100 Employers and Top 50 Employers in Montréal. Bell was also named to Canada’s 100 Best Diversity Employers and Canada’s Greenest Employers, demonstrating our commitment to employees

•	supported gender equity in the workplace. Bell was recognized with Gold Parity Certification for the third year in a row by Women in Governance

•

announced new initiatives to support BIPOC team members and communities, including updated targets for BIPOC representation in Bell senior management and intern/graduate hiring; launching the Bell Media Content Diversity Task Force to enhance the representation of diverse voices in programming and decision-making, and partnerships with the Onyx Initiative, BPTN, Ascend Canada and Indigenous Works, as well as ongoing support for the Black Professionals at Bell Network

•	drove innovation in Canada even further, ranking first among all telecommunications companies in Canada’s Top 100 Corporate R&D Spenders and seventh overall.

Mr. Bibic led the Bell team in its successful execution of the company’s 6 Strategic Imperatives in 2020:

•	delivered sequential quarterly improvement in Revenue and EBITDA growth from Q2 to Q4, 2020

•	maintained relatively stable Bell Wireless and BCE consolidated adjusted EBITDA margins

•	led major North American telecom companies with a Wireline adjusted EBITDA margin of 43%, reflecting operational efficiency and growing broadband scale
•

built on our position as the leading Internet service provider (ISP) in Canada with a retail high-speed Internet subscriber base of 3,704,590, up 4.2% over 2019, including almost 1.7 million FTTP customers

•

became the first wireless provider in Canada to offer mobile connection for Apple Family Setup, a service that allows kids and older family members in the household to use Apple Watch even if they do not have an iPhone

•	launched Bell Total Business Wi-Fi, enabling small businesses in Ontario and Québec to take advantage of enhanced Wi-Fi coverage, the fastest speeds available and an easy way to manage their network

•	maintained our position as Canada’s largest TV provider with 2,738,605 retail subscribers and increased our total number of IPTV subscribers by 2.2% to 1,806,373

•

introduced the Bell Streamer, a new 4K resolution High Dynamic Range (HDR) streaming device powered by Android TV offering all-in-one access to live TV, movies and on demand content from Bell Alt TV, support for all major streaming services, and access to thousands of apps in Google Play

•	launched Virgin TV, an app-based television service offering Virgin Internet Members an all-new way to watch live and on-demand TV shows

•	improved customer churn rates across all wireline residential services over 2019

•	launched Managed Cloud Security Gateway, a solution that provides our corporate customers with fully managed Internet protection as a cost-effective, hassle-free service from the cloud

•	added 263,721 total net postpaid and prepaid wireless customers. Our wireless customer base grew to 10,221,683 at December 31, 2020, up 2.6% over 2019

•	improved wireless postpaid churn by 0.14 pts over 2019 to 0.99%, our lowest ever annual postpaid churn rate

•	maintained CTV’s #1 ranking as the most-watched TV network in Canada for the 19th year in a row, delivering the most Top 10, Top 20, and Top 30 programs nationally among total viewers

•	remained Canada’s sports leader with TSN while RDS remained the top French-language sports network

•	grew our Crave subscriber base to approximately 2.8 million, up 8% over 2019

•

introduced a new ad-supported CTV digital video platform offering all-in-one access to live and on-demand programming from CTV, CTV2 and CTV-branded specialty channels across smartphones, smart TVs and other connected devices

•	improved the experience for customers across the business, making it easier to do business with Bell

•

delivered the greatest reduction in consumer complaints among all national providers for the fifth year in a row according to the 2019-20 Annual Report from the Commission for Complaints for Telecom-television Services (CCTS). The CCTS reported that complaints received from Bell customers declined more than 35% and the company’s overall share of complaints was down 6 basis points to 24%

•	awarded JD Power’s best National Carrier for Customer Service in Canada for Virgin Mobile for the fourth time in a row

•

launched Move Valet, a service that helps customers in Ontario and Québec seamlessly transfer their Internet, TV and phone services from one residential address to another, with dedicated customer care specialists available 7 days a week

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10 President and CEO compensation

•

improved our digital capabilities, including online fulfilment, self-serve tools and enhanced app functionality. As a result, 54% of total customer transactions were conducted online by the end of 2020, up 10 pts over 2019

•

introduced the Assisted Self-Installation and Repair program in response to COVID-19 to protect the health and safety of our team members and customers. Launched a full self-installation option to households with fibre connections already in place

•	offered residential repair appointments the same day or next day 92% of the time in Ontario, Québec and the Atlantic provinces
•	launched Virtual Office, a new suite of integrated remote work solutions enabling businesses to optimize costs, enhance productivity and grow employee engagement

•	continued to take a disciplined approach to cost management by aligning costs with overall revenue performance.

Shareholders benefitted from BCE’s strong financial and operational performance, with a 5% increase in 2020 common dividends to $3.33 from $3.17 in 2019. This was BCE’s sixteenth increase to the annual common share dividend since 2009, representing growth of 128% over the period.

2020 ACTUAL PAY MIX

Upon his appointment as President and CEO in January 2020, Mr. Bibic’s target total direct compensation for 2020 was set at $9.25 million ($9.8 million including pension and other compensation). This represents a decrease of just over 10%, or $1.13 million, from former President and CEO, George Cope’s 2019 target total direct compensation, reflective of Mr. Bibic’s tenure as newly appointed CEO, and market positioning below market median. No sign-on bonuses or one-time payments were awarded to Mr. Bibic upon his appointment.

POSITION	PRESIDENT & CEO	COO	CLO & EVP, CORPORATE DEVELOPMENT

	2020 ($)	2019 ($)	2018 ($)

Salary	1,300,000	750,000	598,767

At-Risk Compensation

Annual Short-Term Incentive Plan	1,610,700	1,180,500	851,016

RSU-Based Awards	3,000,000	1,250,000	1,250,000

PSU-Based Awards	1,500,000	625,000	625,000

Option-Based Awards	1,500,000	625,000	625,000

Total At-Risk Compensation	7,610,700	3,680,500	3,351,016

Pension & Other Compensation	566,599	340,597	204,986

Total Compensation	9,477,299	4,771,097	4,154,769

2020 AT-RISK TOTAL DIRECT COMPENSATION

2020 CEO LOOK-BACK TABLE – MR. COPE (2016–2019) AND MR. BIBIC (2020)

The following table compares total direct compensation awarded to the President and CEO and actual value he received from his compensation over the last five years. Following our President and CEO transition in 2020, the table is based on target and actual compensation for Mr. Cope from 2016 to 2019 and for Mr. Bibic for 2020. Actual compensation includes base salary, actual annual short-term incentive award, value of vested units at payout or value of units outstanding at December 31, 2020, value of stock options upon exercise or value of in-the-money stock options outstanding at December 31, 2020. CEO value is compared to value to shareholders, which represents the cumulative value of a $100 investment in BCE common shares made on the first trading day of the period indicated, assuming reinvestment of dividends.

					VALUE OF $100

YEAR	TOTAL DIRECT COMPENSATION AWARDED	(1)	ACTUAL TOTAL DIRECT COMPENSATION VALUE AS OF DECEMBER 31, 2020	(2)	PERIOD	PRESIDENT AND CEO	SHAREHOLDER

2016	$9,858,000		$10,850,808		2016-01-01 to 2020-12-31	$110	$132

2017	$10,635,000		$9,536,076		2017-01-01 to 2020-12-31	$90	$116

2018	$11,089,000		$9,672,340		2018-01-01 to 2020-12-31	$87	$106

2019	$11,737,900		$10,194,510		2019-01-01 to 2020-12-31	$87	$113

2020	$8,910,700		$6,859,516		2020-01-01 to 2020-12-31	$77	$96

					Average	$90	$113

(1)	Includes base salary, actual annual short-term incentive paid, and LTIP value at time of grant (RSUs, PSUs and stock options).

(2)

Includes base salary, actual annual short-term incentive, RSU/PSU value at vesting, exercised stock options (using exercise price) and outstanding units and in-the-money stock options at common share price on the Toronto Stock Exchange from December 31, 2020 of $54.43.

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11   Compensation of our named executive officers

This section examines the compensation provided in 2020 to our President and CEO, our CFO, and our three other most highly compensated executive officers (based on aggregate compensation excluding pension benefits).

•	Mirko Bibic, President and CEO, BCE and Bell Canada (see detailed compensation discussion in section 10, entitled President and CEO compensation)

•	Glen LeBlanc, EVP and Chief Financial Officer, BCE and Bell Canada

•	Wade Oosterman, President, Bell Media and Vice Chair, Bell Canada and BCE
•	John Watson, Group President, Customer Experience

•	Blaik Kirby, Group President, Bell Mobility and Bell Residential and Small Business

For more information regarding our compensation philosophy and policies and a discussion of the elements of our compensation programs, see section 9, entitled Compensation discussion & analysis.

Glen LeBlanc EVP and Chief Financial Officer BCE and Bell Canada

Appointed Chief Financial Officer of BCE and Bell Canada in 2015, Glen LeBlanc leads all Finance strategy and operations for the Bell group of companies.

Mr. LeBlanc also serves as Bell’s Vice Chair, Atlantic, responsible for community and other initiatives across Atlantic Canada. Before his appointment as Bell CFO, he had served in the same role for Bell Aliant since 2006.

A board member of Maple Leaf Sports & Entertainment, Strongest Families Institute and the New Brunswick Business Council, Mr. LeBlanc is a Fellow Chartered Professional Accountant (FCPA) and Fellow Certified Management Accountant (FCMA). He holds an ICD.D designation from Rotman and a Bachelor of Commerce from St. Mary’s University.

In 2020, Mr. LeBlanc received an increase to his base salary of $25,000 to reflect his tenure in role and to improve market alignment.

2020 ACTUAL PAY MIX

	2020 ($)	2019 ($)	2018 ($)

Salary	675,000	650,000	650,000

At-Risk Compensation

Annual Short-Term Incentive Plan	602,100	974,350	822,250

RSU-Based Awards	825,000	825,000	750,000

PSU-Based Awards	412,500	412,500	375,000

Option-Based Awards	412,500	412,500	375,000

Total At-Risk Compensation	2,252,100	2,624,350	2,322,250

Pension & Other Compensation	504,042	1,371,078	3,720,430

Total Compensation	3,431,142	4,645,428	6,692,680

2020 AT-RISK TOTAL DIRECT COMPENSATION

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Wade Oosterman President, Bell Media and Vice Chair, Bell Canada and BCE

Guiding Bell Media’s strategic focus as Group President since 2015, Wade Oosterman assumed operational leadership of Canada’s leading broadcasting, streaming, and content creation company in January 2021.

In this role, Oosterman provides a broad strategic perspective in leveraging Bell platforms to accelerate Bell Media’s leadership across TV, radio, digital, and out-of-home, along with new ventures, content, and partnerships. Oosterman also acts in a senior advisory role on the BCE and Bell executive teams as Vice Chair.

Joining Bell in 2006 as President of Bell Mobility and Chief Brand Officer, Oosterman became President of Mobility and Residential Services in 2010, Group President in 2015, and Vice Chair in 2018. Oosterman holds an MBA from the Ivey School at Western University, and serves on the boards of Telephone and Data Systems, MDC Partners Inc. and the Toronto International Film Festival.

2020 ACTUAL PAY MIX

	2020 ($)	2019 ($)	2018 ($)

Salary	900,000	900,000	900,000

At-Risk Compensation

Annual Short-Term Incentive Plan	802,800	1,146,600	1,138,500

RSU-Based Awards	1,250,000	2,250,000	2,250,000

PSU-Based Awards	625,000	1,125,000	1,125,000

Option-Based Awards	625,000	1,125,000	1,125,000

Total At-Risk Compensation	3,302,800	5,646,600	5,638,500

Pension & Other Compensation	346,057	338,959	326,225

Total Compensation	4,548,857	6,885,559	6,864,725

2020 AT-RISK TOTAL DIRECT COMPENSATION

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11 Compensation of our named executive officers

John Watson Group President, Customer Experience

John Watson leads Bell’s Customer Operations, Field Services, Business Intelligence and other service teams as Group President, Customer Experience.

Leveraging industry-leading investments in talent development, big data, analytics and machine learning, Mr. Watson is delivering an improved Bell residential and wireless customer experience. A leader in organizational development, Mr. Watson has lectured on business strategy, customer experience, big data, marketing, leadership and talent development. He holds an MBA from the Schulich School of Business at York University.

In 2020, Mr. Watson received an increase to each his base salary and target annual short-term incentive of $25,000 and an increase to his long-term incentive grant of $1,000,000 to reflect his tenure in role and appointment to Group President.

2020 ACTUAL PAY MIX

POSITION	GROUP PRESIDENT CUSTOMER EXPERIENCE	EVP, CUSTOMER EXPERIENCE	EVP, CUSTOMER EXPERIENCE

	2020 ($)	2019 ($)	2018 ($)

Salary	750,000	725,000	700,000

At-Risk Compensation

Annual Short-Term Incentive Plan	669,000	978,025	833,000

RSU-Based Awards	1,250,000	750,000	750,000

PSU-Based Awards	625,000	375,000	375,000

Option-Based Awards	625,000	375,000	375,000

Total At-Risk Compensation	3,169,000	2,478,025	2,333,000

Pension & Other Compensation	271,856	229,689	222,372

Total Compensation	4,190,856	3,432,714	3,255,372

2020 AT-RISK TOTAL DIRECT COMPENSATION

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Blaik Kirby Group President, Bell Mobility and Bell Residential and Small Business

As Group President, Blaik Kirby has led Bell’s Mobility and Residential and Small Business group since January 2020.

Mr. Kirby is a 25-year veteran of the North American telecom industry who began his career as a repair technician for Bell in 1987. He re-joined Bell in 2005 as Vice President, Corporate Strategy, moved to Bell Mobility as Senior Vice President of Marketing and Sales, and was promoted to Chief Marketing Officer before becoming President of Mobility in 2015. He holds a Bachelor of Engineering Science degree from Western University, Master of Engineering degree from the University of Toronto, and an MBA from the Ivey School at Western University.

In 2020, Mr. Kirby received an increase to each his base salary and target annual short-term incentive of $200,000 and an increase to his long-term incentive grant of $750,000 to reflect his appointment to Group President, Bell Mobility and Bell Residential and Small Business.

2020 ACTUAL PAY MIX

POSITION	GROUP PRESIDENT, BELL MOBILITY & BELL RESIDENTIAL AND SMALL BUSINESS	PRESIDENT BELL MOBILITY	PRESIDENT BELL MOBILITY

	2020 ($)	2019 ($)	2018 ($)

Salary	750,000	550,000	525,000

At-Risk Compensation

Annual Short-Term Incentive Plan	669,000	741,950	506,625

RSU-Based Awards	1,000,000	625,000	625,000

PSU-Based Awards	500,000	312,500	312,500

Option-Based Awards	500,000	312,500	312,500

Total At-Risk Compensation	2,669,000	1,991,950	1,756,625

Pension & Other Compensation	230,113	169,122	95,514

Total Compensation	3,649,113	2,711,072	2,377,139

2020 AT-RISK TOTAL DIRECT COMPENSATION

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11 Compensation of our named executive officers

11.1  Shareholder return performance graph

FIVE-YEAR CUMULATIVE TOTAL RETURN ON $100 INVESTMENT AND NEO COMPENSATION December 31, 2015 – December 31, 2020

FIVE-YEAR CUMULATIVE TOTAL RETURN ON $100 INVESTMENT

	2015	2016	2017	2018	2019	2020

BCE Common Shares	100	114	124	117	138	132

S&P/TSX Composite Index	100	121	132	120	148	156

NEO COMPENSATION

	2015	2016	2017	2018	2019	2020

NEO total direct compensation ($ millions)	24.2	23.3	24.9	27.8	29.3	23.4

NEO total direct compensation in 2020 as a percentage of 2020 total revenues is 0.1%. The graph above compares the yearly change in the cumulative annual total shareholder return on BCE common shares against the cumulative annual total return on the S&P/TSX Composite Index for the five-year period ending December 31, 2020, assuming an initial investment of $100 on December 31, 2015, and quarterly reinvestment of all dividends. Also shown is the NEOs’ compensation over the same period. Compensation is defined as total direct compensation awarded to active NEOs, including salary, annual short-term incentive awards and annualized LTIP grants of RSUs, PSUs and stock options. A large portion of total compensation is awarded in the form of equity, and the actual realized payouts related to those awards are linked more closely to the evolution of the Corporation’s share price and dividend growth than is reflected in the graph above. 2020 NEO compensation includes lower short-term incentives awarded in connection with lower corporate performance results. In addition, increases in base salary and LTIP awarded relate primarily to organizational changes and to improving market alignment for four NEOs.

BCE

BCE total return is based on the BCE common share price on the Toronto Stock Exchange and assumes the reinvestment of dividends.

S&P/TSX COMPOSITE INDEX

As the headline index for the Canadian equity market, the S&P/TSX Composite Index is the primary gauge against which to measure total shareholder return for Canadian-based TSX-listed companies.

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11.2  Summary compensation table

The table below summarizes the compensation of our NEOs. The NEOs include our President and CEO, our CFO, and our three most highly compensated executive officers ranked by their total compensation. Also included is our former President and CEO, George Cope, who retired on January 5, 2020.

For more information regarding our compensation philosophy and policies and a discussion of the elements of our compensation programs, see section 9, entitled Compensation discussion & analysis, and the footnotes to the table below.

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)	(1)	SHARE-BASED AWARDS ($)	(2)(3)(5)	OPTION-BASED AWARDS ($)	(4)(5)	NON-EQUITY INCENTIVE PLAN COMPENSATION (ANNUAL INCENTIVE PLANS) ($)	(6)	PENSION VALUE ($)	(7)	ALL OTHER COMPENSATION ($)	(8)	TOTAL COMPENSATION ($)

Mirko Bibic President and CEO BCE and Bell Canada	2020	1,300,000		4,500,000		1,500,000		1,610,700		356,583		210,016		9,477,299
	2019	750,000		1,875,000		625,000		1,180,500		146,029		194,568		4,771,097
	2018	598,767		1,875,000		625,000		851,016		183,436		21,550		4,154,769

Glen LeBlanc EVP and CFO BCE and Bell Canada	2020	675,000		1,237,500		412,500		602,100		470,033		34,009		3,431,142
	2019	650,000		1,237,500		412,500		974,350		1,287,109		83,969		4,645,428
	2018	650,000		1,125,000		375,000		822,250		3,697,375		23,055		6,692,680

Wade Oosterman President Bell Media and Vice Chair, Bell Canada and BCE	2020	900,000		1,875,000		625,000		802,800		319,269		26,788		4,548,857
	2019	900,000		3,375,000		1,125,000		1,146,600		310,967		27,992		6,885,559
	2018	900,000		3,375,000		1,125,000		1,138,500		298,080		28,145		6,864,725

John Watson Group President Customer Experience	2020	750,000		1,875,000		625,000		669,000		233,257		38,599		4,190,856
	2019	725,000		1,125,000		375,000		978,025		204,443		25,246		3,432,714
	2018	700,000		1,125,000		375,000		833,000		198,030		24,342		3,255,372

Blaik Kirby Group President Bell Mobility and Bell Residential and Small Business	2020	750,000		1,500,000		500,000		669,000		205,677		24,436		3,649,113
	2019	550,000		937,500		312,500		741,950		148,587		20,535		2,711,072
	2018	525,000		937,500		312,500		506,625		78,599		16,915		2,377,139

George A. Cope Former President and CEO BCE and Bell Canada	2020	26,923		0		0		0		596,759		22,886		646,569
	2019	1,400,000		5,156,250		1,718,750		3,462,900		704,195		193,666		12,635,761
	2018	1,400,000		5,156,250		1,718,750		2,814,000		756,840		168,602		12,014,442

(1)

Mr. Bibic’s 2020 base salary increased from $750,000 to $1,300,000 upon his appointment to President and CEO on January 6, 2020. Mr. LeBlanc’s 2020 base salary increased from $650,000 to $675,000 to reflect his tenure in role and to better align his compensation with that of his peers. Mr. Watson’s 2020 base salary increased from $725,000 to $750,000 to reflect his tenure in role and to better align his compensation with that of his peers. Mr. Kirby’s 2020 base salary increased from $550,000 to $750,000 to reflect his increased scope and responsibilities on appointment to Group President, Bell Mobility & BRSB. Mr. Cope’s 2020 salary reflects his earnings up to his retirement date on January 5, 2020.

(2)

The following table compares the grant date fair values used for compensation purposes with the provisions that are recorded to the Corporation’s financial statements for the NEO share-based awards, assuming vesting result at target.

	2020		2019		2018
	FEBRUARY 25, 2020 TO DECEMBER 31, 2022		FEBRUARY 26, 2019 TO DECEMBER 31, 2021		FEBRUARY 27, 2018 TO DECEMBER 31, 2020

	GRANT DATE FAIR VALUE (a)	ACCOUNTING FAIR VALUE (b)	GRANT DATE FAIR VALUE (a)	ACCOUNTING FAIR VALUE (b)	GRANT DATE FAIR VALUE (a)	ACCOUNTING FAIR VALUE (b)

Share Price	$64.78	$62.90	$57.86	$58.43	$56.15	$56.96

Aggregate Difference	$318,339		$127,921		$200,256

Difference per Share	$1.88		$0.57		$0.81

(a)

The share price at time of grant was equal to the volume weighted average of the trading price per BCE common share of a board lot of BCE common shares traded on the Toronto Stock Exchange for the five consecutive trading days ending on the day prior to the day the grant became effective.

(b)	Expensed over the vesting period of the awards.

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(3)

The value shown under this column was allocated as per our compensation plan policy: 50% of the total long-term incentive plan value in RSUs and 25% of the total long-term incentive plan value in PSUs. The following table details the amounts awarded under both plans:

	2020		2019		2018

NAME	RSUs ($)	PSUs ($)	RSUs ($)	PSUs ($)	RSUs ($)	PSUs ($)

M. Bibic	3,000,000	1,500,000	1,250,000	625,000	1,250,000	625,000

G. LeBlanc	825,000	412,500	825,000	412,500	750,000	375,000

W. Oosterman	1,250,000	625,000	2,250,000	1,125,000	2,250,000	1,125,000

J. Watson	1,250,000	625,000	750,000	375,000	750,000	375,000

B. Kirby	1,000,000	500,000	625,000	312,500	625,000	312,500

(4)

BCE started to use the binomial valuation method for the evaluation of compensation in 2007. The binomial model provides flexibility in the determination of the theoretical value of options for assumptions regarding parameters such as dividends, vesting period and exercise before expiry. The binomial model is a recognized method for the valuation of stock options of a company that has a high dividend yield. The accounting fair value for the purposes of the financial statements is also calculated using a binomial methodology, which meets requirements under International Financial Reporting Standards, but uses slightly different assumptions. Most important, the dividend is calculated assuming a dividend growth commensurate with the Corporation’s dividend growth strategy instead of a fixed dividend yield. The main assumptions used in determining compensation fair value and financial statements value are described in the following table:

	2020		2019		2018

KEY ASSUMPTIONS	FAIR VALUE	FINANCIAL STATEMENTS	FAIR VALUE	FINANCIAL STATEMENTS	FAIR VALUE	FINANCIAL STATEMENTS

Vesting Period	3 years	3 years	3 years	3 years	3 years	3 years

Dividend Yield	5.05%	5.00%	5.26%	5.00%	5.14%	5.00%

Expected Volatility	13.02%	12.00%	13.40%	14.00%	12.30%	12.30%

Risk-Free Interest Rate	1.31%	1.00%	1.95%	2.00%	2.28%	1.99%

Total Exercise Period	10 years	10 years	10 years	10 years	7 years	7 years

Expected Life	10 years	4 years	10 years	4 years	7 years	4 years

Binomial Value	$3.81	$1.55	$3.95	$2.34	$3.42	$2.13

The difference between the grant date fair value used for compensation purposes and the fair value used for accounting purposes for the options granted during the year ended December 31, 2020, is approximately $2.26 less per option, or $2,172,509, for the 961,287 stock options awarded to the NEOs during fiscal year 2020. In 2019, the difference between the grant date fair value for compensation purposes and the fair value used for accounting purposes for the options granted during the year ended December 31, 2019, was approximately $1.61 less per option, or $1,161,649, for the 721,521 stock options awarded to the NEOs during fiscal year 2019. In 2018, the difference between the stock option award grant date fair value and the accounting fair value of the stock option award as at December 31, 2018, was approximately $1.29 less per option, or $1,060,861, for the 822,373 stock options awarded to the NEOs during fiscal year 2018. The accounting fair value is expensed over the vesting period of the awards.

(5)

Actual Total Direct Compensation of our NEOs was lower than awarded as of December 31, 2020 due to the value of share- and option-based awards at year-end. The table below shows the change in value to Total Direct Compensation awarded and Actual Total Direct Compensation value calculated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 31, 2020 of $54.43.

			VALUE OF $100

NAME	TOTAL DIRECT COMPENSATION AWARDED (a)	ACTUAL TOTAL DIRECT COMPENSATION VALUE AS OF DECEMBER 31, 2020 (b)	PERIOD	NEO	SHAREHOLDER

M. Bibic	$8,910,700	$6,859,516	2020-01-01 to 2020-12-31	$77

G. LeBlanc	$2,927,100	$2,363,151	2020-01-01 to 2020-12-31	$81

W. Oosterman	$4,202,800	$3,348,364	2020-01-01 to 2020-12-31	$80	$96

J. Watson	$3,919,000	$3,064,564	2020-01-01 to 2020-12-31	$78

B. Kirby	$3,419,000	$2,735,462	2020-01-01 to 2020-12-31	$80

			Average	$79	$96

(a)	Base salary, actual AIP awarded and target LTIP awarded.

(b)	Base salary, actual AIP awarded and LTIP market value using closing price of the BCE shares on December 31, 2020 of $54.43.

(6)	This column includes only the annual short-term incentive awards paid to the NEOs.

(7)

As described under section 11.5, entitled Pension arrangements, for all NEOs, this represents the employer contribution for each of the three most recently completed years for the different defined contribution arrangements and related effects on the value of the executive officer’s SERP account when applicable. In addition, for Mr. LeBlanc in 2018, it includes the impact of attaining criteria to be eligible for an unreduced pension at age 55 under the Bell Aliant Defined Benefit arrangement and the impact of his average pensionable earnings increase under the Bell Aliant Defined Benefit arrangements.

(8)

For Mr. Bibic, 2020 amount includes perquisite allowance ($120,000) and relocation costs in connection with his COO and CEO appointments. Mr. Bibic’s 2019 amount includes relocation costs in connection with his COO and CEO appointments ($120,000). For Mr. LeBlanc, 2019 amount includes taxable benefits relating to his role as a Board member of Maple Leaf Sports & Entertainment and perquisite allowance ($33,500). For Mr. Cope, 2019 amount includes taxable benefits relating to his role as a Board member of Maple Leaf Sports & Entertainment and, for 2018 and 2019, amounts include perquisite allowance ($120,000). For all NEOs, All Other Compensation also includes Corporation contributions under the Employees’ Savings Plan and company-paid life insurance premiums and gross-up payments. Perquisites and other personal benefits that do not exceed in aggregate $50,000 or 10% of the fiscal year’s salary are not included.

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11.3	Incentive plan awards

OUTSTANDING UNEXERCISED OPTION-BASED AWARDS AND UNVESTED SHARE-BASED AWARDS

The following table includes all unexercised option-based awards and all share-based awards outstanding at the end of the financial year ended December 31, 2020. Refer to section 9.6, entitled 2020 Compensation elements, under the heading Long-term incentive plan, for key features of the plans.

	OPTION-BASED AWARDS										SHARE-BASED AWARDS

		NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS

NAME	GRANT DATE	VESTED	NOT VESTED	TOTAL OPTIONS	OPTION EXERCISE PRICE ($)	(1)	OPTION EXPIRATION DATE	(2)	VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS ($)	(3)	NUMBER OF SHARES OR UNITS OF SHARES THAT HAVE NOT VESTED	MARKET OR PAYOUT VALUE OF SHARE-BASED AWARDS THAT HAVE NOT VESTED ($)	(4)	MARKET OR PAYOUT VALUE OF SHARE-BASED AWARDS NOT PAID OUT OR DISTRIBUTED ($)	(4)

M. Bibic	2020-02-25	0	393,701	393,701	64.78		2030-02-24		0		108,175	5,887,972		7,682,393

	2019-02-26	0	158,228	158,228	58.35		2029-02-25		0

	2018-11-12	0	84,065	84,065	54.05		2025-02-26		31,945

	2018-02-27	0	98,685	98,685	56.62		2025-02-26		0

	2017-02-28	81,593	0	81,593	58.62		2024-02-27		0

	2016-02-29	79,924	0	79,924	58.39		2023-02-28		0

	2015-02-24	35,112	0	35,112	56.05		2022-02-23		0

G. LeBlanc	2020-02-25	0	108,268	108,268	64.78		2030-02-24		0		43,463	2,365,693		10,698,352

	2019-02-26	0	104,431	104,431	58.35		2029-02-25		0

	2018-02-27	0	109,650	109,650	56.62		2025-02-26		0

	2017-02-28	81,593	0	81,593	58.62		2024-02-27		0

W. Oosterman	2020-02-25	0	164,042	164,042	64.78		2030-02-24		0		94,349	5,135,397		55,389,941

	2019-02-26	0	284,811	284,811	58.35		2029-02-25		0

	2018-11-12	0	146,199	146,199	54.05		2025-02-26		55,556

	2018-02-27	0	182,749	182,749	56.62		2025-02-26		0

	2017-02-28	163,186	0	163,186	58.62		2024-02-27		0

	2016-02-29	127,878	0	127,878	58.39		2023-02-28		0

J. Watson	2020-02-25	0	164,042	164,042	64.78		2030-02-24		0		51,606	2,808,901		5,229,689

	2019-02-26	0	94,937	94,937	58.35		2029-02-25		0

	2018-02-27	0	109,650	109,650	56.62		2025-02-26		0

	2017-02-28	97,912	0	97,912	58.62		2024-02-27		0

B. Kirby	2020-02-25	0	131,234	131,234	64.78		2030-02-24		0		41,996	2,285,840		2,783,482

	2019-02-26	0	79,114	79,114	58.35		2029-02-25		0

	2018-02-27	0	91,375	91,375	56.62		2025-02-26		0

	2017-02-28	65,275	0	65,275	58.62		2024-02-27		0

	2016-02-29	63,939	0	63,939	58.39		2023-02-28		0

	2015-05-11	8,220	0	8,220	53.58		2022-02-23		6,987

	2015-02-24	44,944	0	44,944	56.05		2022-02-23		0

	2014-02-26	43,630	0	43,630	47.90		2021-02-25		284,904

G.A. Cope	2019-02-26	0	435,127	435,127	58.35		2029-02-25		0		97,954	5,331,610		51,138,245

	2018-02-27	0	502,559	502,559	56.62		2025-02-26		0

	2017-02-28	383,486	0	383,486	58.62		2024-02-27		0

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11 Compensation of our named executive officers

(1)

The exercise price is the price at which a common share may be purchased when an option is exercised. Effective June 6, 2007, shareholders approved that the exercise price be the higher of the volume weighted average of the trading price per BCE common share of a board lot of BCE common shares on the Toronto Stock Exchange: (i) on the trading day prior to the day the grant becomes effective or, if at least one board lot of BCE common shares has not been traded on such day, then the volume weighted average for the next preceding day for which at least one board lot was so traded; and (ii) for the five consecutive trading days ending on the trading day prior to the day the grant becomes effective. For options granted prior to June 6, 2007, the exercise price was equal to the closing price of a board lot of common shares of BCE on the last trading day before the grant came into effect.

(2)

The term of any option may not exceed ten years from the effective date of the grant. From 2011 to 2018, options were granted with a seven-year term. Starting in 2019, options were granted with a ten-year term. The Compensation Committee can always recommend and the Board approve another option term at the time of grant as long as the maximum ten-year expiry date is respected.

(3)

The value of unexercised in-the-money options is calculated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 31, 2020, i.e. $54.43, less the exercise price of those options. Options with exercise price above closing price are considered to be out-of-the-money.

(4)

The value of the outstanding share units is calculated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 31, 2020, i.e. $54.43, times the number of share units held by the employee in the RSU, PSU, DSU and DSP plans, as applicable, on December 31, 2020, with PSUs vesting at 82% of target.

INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING THE YEAR

The following table summarizes option-based awards and share-based awards that vested during 2020 as well as annual short-term incentive awards earned during 2020. Refer to section 9.6, entitled 2020 Compensation elements, under the headings Long-term incentive plan, and Annual short-term incentive, for the key features of the plans.

	OPTION-BASED AWARDS			SHARE-BASED AWARDS				NON-EQUITY INCENTIVE PLAN COMPENSATION

NAME	VESTING DATE	VALUE VESTED DURING THE YEAR ($)	(1)	VALUE ON VESTING DATE ($)	(2)	VALUE VESTED DURING THE YEAR ($)	(2)	VALUE EARNED DURING THE YEAR ($)	(3)

M. Bibic	2020-02-27	247,227		1,991,356		1,991,356		1,610,700

G. LeBlanc	2020-02-27	247,227		1,190,992		1,190,992		602,100

W. Oosterman	2020-02-27	494,454		3,584,022		3,584,022		802,800

J. Watson	2020-02-27	296,673		1,190,992		1,190,992		669,000

B. Kirby	2020-02-27	197,783		992,460		992,460		669,000

G.A. Cope	2020-02-27	1,161,963		5,458,340		5,458,340		–

(1)

The options granted on February 28, 2017 vested in full on February 27, 2020. On the vesting date, the closing price of a board lot of common shares of BCE Inc. on the Toronto Stock Exchange was $61.65.

(2)

The RSUs and PSUs granted on February 27, 2018 vested in full on December 31, 2020, with PSUs vesting at 82% of target. On the vesting date, the closing price of a board lot of common shares of BCE Inc. on the Toronto Stock Exchange was $54.43.

(3)

These amounts are the same as those included in the Summary Compensation Table under the column Non-Equity Incentive Plan Compensation (Annual Incentive Plans) and include the entire 2020 annual short-term incentive awards paid in cash and/or in DSUs.

STOCK OPTION PLAN

The stock option plan was established in 1999. It is available to officers and other employees of the Corporation and its subsidiaries who, in the opinion of the Compensation Committee, have demonstrated the capacity for contributing in a substantial measure to the successful performance of the Corporation. The number of shares issuable to insiders, at any time, under the stock option plan and all equity-based compensation arrangements of BCE cannot exceed 10% of issued and outstanding shares; and the number of shares issued to insiders, within any one-year period, under all security-based compensation arrangements of BCE cannot exceed 10% of issued and outstanding shares.

In 2020, 3,420,407 options were granted under the stock option plan, representing 0.4% of issued and outstanding shares, none of which were vested as of December 31, 2020. As noted previously, following comprehensive review in 2020, no stock options will be issued in 2021.

Under the terms of the stock option plan, the Compensation Committee establishes the option period, which shall not exceed ten years after the effective date of the grant. It also establishes the vesting schedule for each grant. From 2011 to 2018, options were granted with a seven-year term and three-year cliff vesting. Starting in 2019, options have been granted with a ten-year term and three-year cliff vesting.

Options are not assignable by the optionee, except to the optionee’s estate upon the optionee’s death.

Under the terms of the stock option plan, the Compensation Committee has the discretion to establish vesting provisions, exercise schedules or termination provisions at the time of grant of new options or later on with respect to any outstanding option, without shareholder approval.

However, the Compensation Committee may not, without shareholder approval:

•	increase the number of common shares that can be issued under the stock option plan

•	reduce the strike price of an outstanding option (including a cancellation and regrant of an option, constituting a reduction of the exercise price of an option)

•	extend the expiry date of an outstanding option or amend the stock option plan to permit the grant of an option with an expiry date beyond the maximum term allowed under the stock option plan

•	change the provisions relating to the transferability of options except if the transfer is for normal estate-settlement purposes

•	make amendments to eligible participants that may permit the introduction of non-employee directors on a discretionary basis, or

•	make amendments to provide for other types of compensation through equity issuance, unless the change results from application of the anti-dilution provisions of the stock option plan.

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11 Compensation of our named executive officers

There were no amendments to the stock option plan in 2020. Additional information regarding the stock option plan can be found in section 9.6, entitled 2020 Compensation elements, under the heading Long-term incentive plan, and in section 11.6, entitled Termination and change-in-control benefits, under the heading Stock options.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

NAME	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS (A)		WEIGHTED AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS ($) (B)		NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS, EXCLUDING SECURITIES REFLECTED IN COLUMN (A) (C)

Equity compensation plans approved by security holders	–		–		–

Equity compensation plans not approved by security holders (1)	15,997,459	(2)	59	(3)	9,472,228	(4)

Total	15,997,459		59		9,472,228

(1)	The key features of the stock option plan are provided in section 9.6, entitled 2020 Compensation elements, under the heading Long-term incentive plan.

(2)	This number includes 347,225 BCE common shares issuable under the DSP.

(3)	Weighted average exercise price does not include DSP units.

(4)	This number includes 4,360,087 BCE common shares issuable pursuant to employee subscriptions under the BCE Inc. ESPs (1970) and (2000).

The following table sets out the number of securities issued and issuable under each of the Corporation’s security-based compensation arrangements and the number of BCE common shares underlying outstanding options and percentages represented by each calculated over the number of BCE common shares outstanding as at December 31, 2020.

	COMMON SHARES ISSUABLE (1)		COMMON SHARES ISSUED TO DATE		COMMON SHARES UNDER OUTSTANDING OPTIONS

	NUMBER	% (2)	NUMBER	% (2)	NUMBER	% (2)

BCE Inc. Stock Option Plan (1999)	19,843,604 (3)	2.2	29,850,301	3.3	15,650,234	1.7

Employees’ Savings Plans (1970) and (2000)	4,360,087 (4)	0.5	25,728,662	2.8	N/A	N/A

Bell Aliant Inc. Deferred Share Plan (DSP)	1,265,996 (5)	0.1	65,415 (5)	0.0	N/A	N/A

(1)

This number excludes BCE common shares issued to date and represents the aggregate of BCE common shares underlying outstanding options, deferred shares and BCE common shares remaining available for future grants of options and subscriptions under the ESPs.

(2)	Outstanding BCE common shares as at December 31, 2020 = 904,415,010.

(3)

Out of a maximum number of issuable BCE common shares of 50,000,000 under the Stock Option Program (1999) after deduction of 306,095 common shares transferred to and issued or issuable under the BCE Inc. Replacement Stock Option Plan (Plan of Arrangement 2000).

(4)	Out of an aggregate maximum number of issuable BCE common shares of 20,000,000 under the ESPs (1970) and (2000).

(5)

1,331,411 BCE common shares were listed and reserved for issuance under the Bell Aliant Inc. Deferred Share Plan (DSP), established in 2006 and assumed by BCE on the acquisition of Bell Aliant in 2014. Deferred shares track the BCE common share price, with dividend reinvestment, and can be settled in either BCE common shares or cash equivalent. Common shares issued to date represents the number of common shares issued under the plan since the date of acquisition of Bell Aliant Inc. The DSP is a closed plan and, as of December 31, 2020, all units held under the DSP are vested. Vested deferred shares granted under the DSP must be exercised by the second anniversary of the participant’s departure from the company.

The table below summarizes the dilution, overhang and burn rates for the stock option plan as of December 31 of each year.

	2020	2019	2018

Dilution (1)	1.7%	1.4%	1.6%

Overhang (2)	2.2%	2.3%	2.8%

Burn Rate (3)	0.4%	0.4%	0.4%

(1)	(Total options outstanding) ÷ (total common shares outstanding).

(2)	(Total options available for issue + options outstanding) ÷ (total common shares outstanding).

(3)	(Total options granted during the fiscal year) ÷ (weighted average number of common shares outstanding during the fiscal year).

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11 Compensation of our named executive officers

11.4	Employees’ savings plans (ESPs)

ESPs are designed to encourage our employees and those of our participating subsidiaries to own shares of the Corporation. In most instances, employees who have completed at least six months of service and who do not control directly or indirectly 5% or more of the outstanding common shares of BCE can choose to have up to 12% of their annual eligible earnings withheld through regular payroll deductions to buy BCE common shares. The Corporation matches one-third of the employee’s contribution with a maximum Corporation contribution of 2% of the employee’s annual eligible earnings. Two ESPs are in place: the BCE Inc. Employees’ Savings Plan (1970) (the “1970 ESP”) and the BCE Inc. Employees’ Savings Plan (2000) (the “2000 ESP”). The 2000 ESP, which is intended for employees whose principal employment is in the United States, is not currently in use and thus, there are no accumulated shares currently issued under this plan. The terms of both ESPs are substantially similar.

The trustee of the ESPs buys BCE common shares for the participants on the open market, by private purchase or from BCE (issuance of treasury shares). The price of the shares purchased by the trustee on the open market or by private purchase is equal to the value paid by the trustee for such shares. The price for treasury shares (if any) purchased from BCE is equal to the weighted average prices of the shares purchased by the trustee on the open market and by private purchase (if any) in the week immediately preceding the week in which the purchase is made from BCE. The purchase price for treasury shares may not be below the market price of the securities, as established pursuant to the plan. Employer contributions are purchased on the open market. Since January 6, 2017, employee contributions were also purchased on the open market. However in 2019, 1,231,479 common shares were issued from BCE to fill employee contributions. Since October 1, 2019, employee contributions are again being purchased on the open market.

The number of shares that may be issued under the ESPs to insiders of a participating company, within any one-year period, under all security-based compensation arrangements of BCE, may not exceed 10% of all issued and outstanding BCE common shares. Participation in the ESPs is not assignable.

The 1970 ESP supports long-term share ownership and builds greater interest in the growth and success of our Corporation. Shares purchased with employee contributions may not be withdrawn from the plan for a two-year period without losing the company match, to allow employer contributions to vest. Shares are then purchased with the employer contributions and become available to the participant. Upon departure from the Corporation, except upon involuntary termination, retirement or death, the unvested employer contributions are forfeited.

Under the terms of the ESPs, the Board has the authority to modify the ESPs without shareholder approval to introduce changes such as a change in the termination provisions, housekeeping changes (such as to correct an immaterial inconsistency or clerical error or omission), or a change deemed necessary or desirable to comply with applicable legal or regulatory requirements.

However, the Board may not, without shareholder approval:

•	amend the limit on employee contribution

•	amend the offering period to more than 27 months

•	introduce a discount purchase price

•	amend the maximum Corporation contribution

•	increase the number of common shares issuable pursuant to the ESPs, or

•	allow for a potential dilution associated with the ESPs, together with all other security-based compensation arrangements, of more than 10% of outstanding common shares of the Corporation.

No changes were made to the ESPs in 2020.

11.5	Pension arrangements

DEFINED CONTRIBUTION ARRANGEMENTS

THE DC BASIC PLAN IS THE SUM OF:

•	Employee contributions: Employee may contribute up to a maximum of 12% of pensionable earnings, subject to the Income Tax Act (Canada) (ITA) limit.

•	Employer contributions: Employer contributes 4% of pensionable earnings and matches the first 2% of employee contributions, for a maximum of 6%.

a.	Registered DC Plan Arrangement

The Registered DC Plan Arrangement is a component of the Bell Plan. Under this arrangement, each participant chooses how to invest the contributions made in their registered account and the rate of return earned will depend on this choice and investment performance. Employee contributions, employer contributions and any investment returns vest immediately. The sum of employee and employer contributions is limited annually to the maximum allowed under the ITA for registered pension plans.

b.	DC Notional Account

When the sum of employee and employer contributions in any given year reaches the limit prescribed under the ITA, contributions by the employee stop and deemed employer contributions start to accumulate in the employee’s DC Notional Account. The DC Notional Account is credited monthly with the rate of return of the investment funds chosen by the employee. The employee chooses the investment funds that will be used to track the rate of return on the contributions made in their DC Notional Account from the same selection of funds available for investing the Registered DC Plan contributions. This DC Notional Account accumulates until termination of employment or retirement, at which point it is paid in cash instalments over five or 10 years, depending on the size of the account, and is taxable to the employee.

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DEFINED CONTRIBUTION SUPPLEMENTARY EXECUTIVE RETIREMENT PLAN (DC SERP)

All EVPs, including NEOs, hired or appointed to an officer position on or after January 1, 2005, are eligible for benefits under the DC SERP after having served as an officer for at least five years. These supplemental arrangements consist of the application of a multiplier to employer contributions and related investment returns accumulated in their accounts under the DC Basic Plan (registered DC plan arrangement and DC notional account) while serving as an officer.

Once an executive officer becomes eligible for benefits under the DC SERP, a multiplier varying from 1.25 upon reaching 45 points (age plus years of service) to 3.0 upon reaching 80 points is applied to employer contributions and related investment returns in the DC Basic Plan. An executive officer may therefore accumulate, while an officer (through employer contributions and the related multiplier) up to a maximum of 18% of their pensionable earnings plus related investment returns.

The additional amount attributable to DC SERP equals the multiplier times:

•	the employer’s contributions including investment returns accumulated in their accounts under the DC Basic Plan; less

•	the employer’s contributions including investment returns accumulated in their accounts under the DC Basic Plan at the date they became an officer.

The Board may grant additional years of service, additional employer contributions or both, through a special arrangement.

Pensionable earnings include base salary and annual short-term incentive awards, whether they are paid in cash or DSUs. The company pays the entire cost of the DC SERP. This benefit is payable in cash instalments over five or 10 years, depending on the size, starting at termination of employment or retirement and is taxable to the employee. The DC SERP, by its nature, does not include any indexation provision.

The following table shows amounts from all the Corporation’s DC arrangements for the NEOs.

NAME	NAME OF THE ARRANGEMENT		BALANCE AS OF DECEMBER 31, 2019 ($)	COMPENSATORY ($)	(1)	NON- COMPENSATORY ($)	(2)	BALANCE AS OF DECEMBER 31, 2020 ($)

M. Bibic	DC Basic Plan	(5)	1,290,124	148,576		137,087		1,575,787

	DC SERP	(6)	1,068,775	208,007		249,499		1,526,281

	Total		2,358,899	356,583		386,586		3,102,068

G. LeBlanc	DC Basic Plan	(5)	519,321	98,949		85,723		703,993

	DC SERP	(6)	–	188,004		1,109,054		1,297,058

	Total		519,321	286,953		1,194,777		2,001,051

W. Oosterman	DC Basic Plan	(5)	2,531,189	122,796		421,819		3,075,804

	DC SERP	(6)	3,809,309	196,473		914,496		4,920,278

	Total		6,340,498	319,269		1,336,315		7,996,082

J. Watson	DC Basic Plan	(5)	1,209,289	103,670		147,621		1,460,580

	DC SERP	(6)	1,392,970	129,587		287,724		1,810,281

	Total		2,602,259	233,257		435,345		3,270,861

B. Kirby	DC Basic Plan	(5)	1,676,027	89,425		246,195		2,011,647

	DC SERP	(6)	1,004,577	116,252		351,819		1,472,648

	Total		2,680,604	205,677		598,014		3,484,295

G.A. Cope (3) (4)	DC Basic Plan	(5)	5,828,063	209,389		2,535		6,039,987

	DC SERP	(6)	10,150,207	387,370		2,540		10,540,117

	Total		15,978,270	596,759		5,075		16,580,104

(1)	Employer contribution in 2020 for the different DC arrangements.

(2)	Employee contribution and investment return for the DC Basic Plan, and investment return plus accumulated benefits upon reaching eligibility for the DC SERP.

(3)

In conjunction with his appointment as President and COO of Bell Canada in January of 2006 and to recognize the level of seniority at which he joined the Corporation, Mr. Cope was credited five years of service and $180,000 of notional employer contributions in his DC notional account (included under DC Basic Plan in the above table) through a special arrangement.

(4)	Amounts provided for Mr. Cope are as of and for the period ending January 5, 2020.

(5)	DC Basic Plan includes the registered DC plan arrangement and the DC notional account.

(6)	As of December 31, 2020, these NEOs were eligible for the following SERP multipliers:

NAME	AGE	SERVICE	POINTS	MULTIPLIER

M. Bibic	53.5	17.0	70.5	2.50×

G. LeBlanc	53.4	27.3	80.7	3.00×

W. Oosterman	60.2	14.4	74.6	2.70×

J. Watson	56.9	10.6	67.5	2.35×

B. Kirby	53.0	15.9	68.9	2.40×

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DEFINED BENEFIT ARRANGEMENTS

BELL ALIANT DB PENSION PLAN, BENEFITS FOR ACTIVE NAMED EXECUTIVE OFFICERS

Mr. LeBlanc participated in the Bell Aliant Defined Benefit Pension Plan and supplemental arrangement until December 31, 2014; accrual of pensionable service under these plans was frozen as of that date. Future pensionable earnings will be taken into account in the calculation of his pension under these plans. These plans include indexation provisions.

The plans provide Mr. LeBlanc an annual pension of 1.5% of the better of the best 60 consecutive months’ or best five calendar years’ average pensionable earnings at retirement for each credited year of service before 2005, plus 1.7% of the best 36 consecutive months’ average pensionable earnings at retirement for each credited year of service on or after 2005. Pensionable earnings include salary and short-term incentive payments. At age 65, the pension benefit for service before 2005 is reduced to reflect benefits from the Canada Pension Plan. Mr. LeBlanc’s supplemental arrangement provides a survivor pension equal to 60% of Mr. LeBlanc’s pension benefit.

The following table shows information from these defined benefit arrangements.

	NUMBER OF		ANNUAL BENEFITS PAYABLE				ACCRUED				NON-		ACCRUED
	FROZEN YEARS						OBLIGATION AT		COMPENSATORY		COMPENSATORY		OBLIGATION AT
	CREDITED		AT YEAR END	(2)	AT AGE 65	(3)	START OF YEAR	(4)	CHANGE	(5)	CHANGE	(6)	YEAR END	(7)
NAME	SERVICE	(1)	($)		($)		($)		($)		($)		($)

G. LeBlanc	21.3		492,300		488,500		13,441,907		183,080		1,829,890		15,454,877

(1)

Frozen years of credited service up to December 31, 2014 excludes an additional four years of service recognized only for pension eligibility purposes under the Bell Aliant DB supplemental arrangement.

(2)

Annual pension accrued at year end is based on unreduced deferred pension payable at age 55 based on frozen credited service as of December 31, 2014, and average pensionable earnings as of December 31, 2020. Benefits that commence prior to retirement age in the registered pension plan may be subject to reduction according to the provisions of the plan and any amounts not paid by the registered pension plan will be paid by the company.

(3)	Annual pension payable at age 65 is based on frozen credited service as at December 31, 2014, and average pensionable earnings as of December 31, 2020.

(4)	Accrued obligation at start of year is calculated using the following key assumptions: discount rate of 3.1% and indexation of 2.0% annually.

(5)	The compensatory change for 2020 represents the changes to the average pensionable earnings as at December 31, 2020.

(6)

The non-compensatory change represents the impact of the discount rate (decline from 3.1% to 2.6%) and the change of YMPE (established and revised annually for the purposes of the Canada/ Quebec Pension Plan) on the accrued obligation.

(7)	Accrued obligation at year end is calculated using the following key assumptions: discount rate of 2.6% and indexation of 2.0% annually.

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11.6	Termination and change-in-control benefits

This section describes the standard provisions applicable to our different equity-based plans in the event of a termination of a NEO’s employment or a change-in-control. The Compensation Committee has the authority to depart from these standard provisions at the time a stock option, an RSU or a PSU is granted.

STOCK OPTIONS

EVENT

Voluntary resignation	All non-vested options are forfeited on the event date. Vested options can be exercised for one year following the event date (without exceeding the original expiry date). At the end of the one-year period, all outstanding options are forfeited.

Termination for cause	All vested and unvested options are forfeited on the event date.

Termination without cause (other than following a change-in-control)	Continued vesting and right to exercise the stock options conditional to the employee conforming to non-competition non-solicitation and confidentiality covenants for the duration of the vesting and exercise period.

Retirement (1)	Continued vesting and right to exercise the stock options conditional to the employee conforming to non-competition non-solicitation and confidentiality covenants for the duration of the vesting and exercise period.

Death	All non-vested options vest on the event date. Vested options can be exercised by the estate for one year following the event date (without exceeding the original expiry date). After the one-year period, all outstanding options are forfeited.

Change-in-control	If the employment of an option holder is terminated by the Corporation (as determined by the Board) other than for cause or by the option holder for good reason within 18 months of a change-in-control, unvested options can be exercised for a period of 90 days from the date of termination.

(1) Retirement is defined as an employee retiring from the Corporation with at least 55 years of age and 10 years of service, or at least 60 years of age.

RSUs AND PSUs

EVENT	RSUs	PSUs

Voluntary resignation	All outstanding unvested grants are forfeited on the event date.

Termination for cause	All outstanding unvested grants are forfeited on the event date.

Termination without cause (other than following a change-in-control) (1)	Continued vesting until the end of the vesting period conditional on the employee conforming to non-competition, non-solicitation and confidentiality covenants for the duration of the period.

Continued vesting until the end of the performance period conditional to the employee conforming to non-competition, non-solicitation and confidentiality covenants for the duration of the period.

To be paid on actual performance criteria results achieved by the Corporation at the end of the performance period.

Retirement (1) (2)	Continued vesting until the end of the vesting period conditional on the employee conforming to non-competition, non-solicitation and confidentiality covenants for the duration of the period.

Continued vesting until the end of the performance period conditional to the employee conforming to non-competition, non-solicitation and confidentiality covenants for the duration of the period.

To be paid on actual performance criteria results achieved by the Corporation at the end of the performance period.

Death	Immediate vesting and payment of outstanding grants.	Immediate vesting of outstanding grants using, for determination of the vesting percentage, “period-to-date” results and results at target for the remainder of the period.

Change-in-control	If employment is terminated by the Corporation other than for cause or by the employee for good reason within 18 months of a change-in-control (as determined by the Board), unvested RSUs and PSUs will become fully vested and payable within 90 days from the date of termination.

(1)

In the event a participant elected to receive 2018, 2019 or 2020 RSUs in the form of DSUs, unvested DSUs will be paid by December 31 of the year after the year of departure in accordance with Income Tax Act requirements, but the employee will remain subject to non-competition, non-solicitation and confidentiality covenants for the duration of the period.

(2)	Retirement is defined as an employee retiring from the Corporation with at least 55 years of age and 10 years of service, or at least 60 years of age.

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11 Compensation of our named executive officers

ESTIMATED PAYMENTS FOR NAMED EXECUTIVE OFFICERS UPON TERMINATION

OF EMPLOYMENT OR CHANGE-IN-CONTROL

The two tables below show the incremental payments that would be made to our President and CEO and other NEOs in the event of termination of their employment or a change-in-control. Amounts were calculated as if termination had occurred on December 31, 2020.

MIRKO BIBIC

The terms applicable in the event of different termination scenarios, which were agreed upon on Mr. Bibic’s appointment as President and CEO, are described in the table below.

EVENT	NOTICE PERIOD ($)	(1)	SEVERANCE ($)	(2)	2020 SHORT-TERM AWARD ($)		ADDITIONAL PENSION BENEFITS ($)	(3)	PERQUISITES ($)	(4)	RSUs ($)	(5) (6)	PSUs ($)	(5)	STOCK OPTIONS ($)	(7)	TOTAL ($)	BENEFITS	(4)

Termination without cause (other than following a change-in-control)	–		4,631,516		–	(8)	953,810		–		789,866		–		–		6,375,192	24-month extension

Termination for cause	–		–		–		–		–		–		–		–		–	–

Voluntary resignation	433,333		–		–		–		40,000		–		–		–		473,333	4-month
																		extension

Long-term disability (LTD) (9)	–		4,631,516		–	(8)	953,810		–		789,866		–		–		6,375,192	Until age 65

Death	–		–		–	(8)	–		–		3,925,315		1,962,657		31,945		5,919,917	–

Retirement (10)	–		–		–		–		–		789,866		–		–		789,866	–

Termination without cause following a change-in-control (11)	–		4,631,516		–	(8)	953,810		–		3,925,315		1,962,657		31,945		11,505,243	24-month extension

(1)

In case of voluntary resignation, Mr. Bibic must provide the Corporation with written notice of four months. The Corporation may waive such period but remains responsible for paying Mr. Bibic’s base salary and maintaining his benefits coverage and perquisite allowance during the four-month period.

(2)

The 24-month severance is calculated using Mr. Bibic’s annual base salary in effect at time of termination and average annual short-term incentive award for the two years preceding the year of termination. Mr. Bibic’s average annual short-term incentive award for 2018 and 2019 was $1,015,758. Severance is payable in equal instalments over a 24-month period.

(3)

Amount includes 24 months of employer contributions (6%, corresponding to the contribution level in effect prior to termination) under the DC arrangement of the pension plan using base salary in effect upon termination of employment and average annual short-term incentive award for the two years preceding the year of termination. The additional pension value will be credited to Mr. Bibic’s DC notional account. Amount also includes additional pension value for the recognition of two years of age and service (total of 4 points impacting the SERP multiplier), as if Mr. Bibic had remained employed during such 24-month period, such amount being payable in accordance with the terms of the plans. Refer to section 11.5, entitled Pension arrangements for more information on the DC arrangement of the pension plan. In case of LTD, Mr. Bibic will cease participation in the Corporation’s pension plan and SERP as of the date of deemed resignation.

(4)

Upon a termination event other than termination for cause, voluntary resignation, death and retirement, healthcare benefits (medical, dental and vision coverage), including the use of the Health Reimbursement Account (“HRA”) will be maintained for 24 months. The following benefits will cease as of termination date: remaining benefits (including short- and long-term disability plans), perquisite allowance, executive health assessment, concierge medicine program, vacation, parking and security system. Outplacement services will also be provided as per the policy for senior executives. In the event of alternate employment, with substantially similar benefits within the 24-month period, healthcare benefits including the use of the HRA will cease immediately. Upon LTD, Mr. Bibic will receive LTD benefits and the Corporation’s medical, dental and vision plans in accordance with the Corporation’s LTD plan up to age 65 or until he is no longer considered as totally disabled under the LTD plan.

(5)

If Mr. Bibic conforms to the Corporation’s non-competition, non-solicitation and confidentiality restrictive covenants until the end of the respective performance periods, he will be eligible for continued vesting on his RSUs and his PSUs. As of December 31, 2020, Mr. Bibic had the following holdings under both plans, evaluated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 31, 2020 of $54.43. Accelerated vesting in case of death was also calculated using the same price.

PLAN	NUMBER OF UNITS HELD	VALUE AS OF DECEMBER 31, 2020

RSUs	57,605	3,135,449

PSUs	36,058	1,962,657

(6)

In compliance with Income Tax Act requirements, the company will pay unvested 2020 RSUs elected in DSUs by December 31 of the year after the year of departure, but the participant will remain subject to the Conditions for Continued Vesting for the remainder of the Performance Period. If departure occurs on or after January 1, 2021, DSU payout will occur at time of vesting (December 31, 2022). As of December 31, 2020, Mr. Bibic had the following holdings, evaluated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 31, 2020, of $54.43, in unvested DSUs:

PLAN	NUMBER OF UNITS HELD	VALUE AS OF DECEMBER 31, 2020

RSUs	14,512	789,866

(7)

If Mr. Bibic conforms to the Corporation’s non-competition, non-solicitation and confidentiality restrictive covenants until the expiry date, he will be eligible for continued vesting and will have the right to exercise his stock options granted in 2018, 2019 and 2020 until their expiry date. In case of death, resignation for good reason or termination following a change-in-control, the value of the accelerated options is calculated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 31, 2020 of $54.43. Refer to section 11.3, entitled Incentive plan awards, for complete details on outstanding stock options for Mr. Bibic.

(8)

Annual short-term incentive award for the year of termination to be prorated for the period worked and paid as if individual and corporate results were met at 100%. The actual amount of annual short-term incentive awarded for 2020 is disclosed in section 11.2, entitled Summary compensation table.

(9)

30 days after becoming totally disabled, Mr. Bibic is deemed to have resigned from his position and becomes eligible to receive termination payments identical to those applicable in case of termination without cause. He will receive benefits and payments under the Corporation’s LTD plan until age 65 or until he is no longer considered as totally disabled under the LTD plan (continuation of health care benefits and payment of two-thirds of base salary). Stock options, RSUs and PSUs will be treated in accordance with the terms of the plan applicable to LTD, which provides for continued participation.

(10)	Excludes pension entitlement; please refer to section 11.5, entitled Pension arrangements for pension amounts.

(11)

Under Mr. Bibic’s agreement, resignation for good reason may only take place during the 18 months following a change-in-control (defined as acquisition of more than 50% of the common shares of BCE Inc. or Bell Canada by takeover bid, merger, amalgamation, sale of business or otherwise) if (i) Mr. Bibic is assigned duties inconsistent with a CEO position or (ii) there is a material reduction in Mr. Bibic’s compensation.

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11 Compensation of our named executive officers

The payments and benefits described in the table on the previous page are subject to Mr. Bibic’s compliance with the 12-month non-competition (in Canada), the 24-month non-solicitation and the non-disparagement provisions of his agreement and to the confidentiality provisions of his agreement, which are not limited in time. A breach of these contractual provisions will not only result in the cancellation of the above payments and benefits but also in a reimbursement by Mr. Bibic to the Corporation of the payments and benefits already received. Furthermore, all of his vested and unvested stock options will be forfeited and any option gain made within 12 months following his termination will also have to be reimbursed to the Corporation.

Upon termination, Mr. Bibic’s stock options, PSUs and RSUs will be treated in accordance with the terms of the plans under which they have been granted. If he becomes totally disabled, his stock options, PSUs and RSUs will be treated in accordance with the terms of the plans applicable to LTD rather than those applicable upon resignation.

OTHER NAMED EXECUTIVE OFFICERS

The table below shows the incremental payments that would be made to our NEOs other than our President and CEO in the event of different termination events. Amounts were calculated as if termination had occurred on December 31, 2020.

NAME	EVENT	SEVERANCE ($)	(1)	RSUs ($)	(2) (3)	PSUs ($)	(4)	STOCK OPTIONS ($)	(5)	TOTAL ($)

G. LeBlanc (6)	Termination without cause (other than following a change-in-control)	2,700,000		724,034		–		–		3,424,034

	Termination for cause	–		–		–		–		–

	Voluntary resignation	–		–		–		–		–

	Death	–		1,577,108		788,584		–		2,365,692

	Retirement (11)	–		724,034		–		–		724,034

	Termination without cause in the 18 months following a change-in-control	2,700,000		1,577,108		788,584		–		5,065,692

W. Oosterman (7) (8)	Termination without cause (other than following a change-in-control)	2,700,000		–		–		–		2,700,000

	Termination for cause	–		–		–		–		–

	Voluntary resignation	–		–		–		–		–

	Death	–		3,423,579		1,711,818		55,556		5,190,953

	Retirement (11)	–		–		–		–		–

	Termination without cause in the 18 months following a change-in-control	2,700,000		3,423,579		1,711,818		55,556		7,890,953

J. Watson (9)	Termination without cause (other than following a change-in-control)	2,250,000		–		–		–		2,250,000

	Termination for cause	–		–		–		–		–

	Voluntary resignation	–		–		–		–		–

	Death	–		1,872,562		936,339		–		2,808,901

	Retirement (11)	–		–		–		–		–

	Termination without cause in the 18 months following a change-in-control	2,250,000		1,872,562		936,339		–		5,058,901

B. Kirby (10)	Termination without cause (other than following a change-in-control)	2,875,000		219,439		–		–		3,094,439

	Termination for cause	–		–		–		–		–

	Voluntary resignation	–		–		–		–		–

	Death	–		1,523,894		761,947		–		2,285,841

	Retirement (11)	–		219,439		–		–		219,439

	Termination without cause in the 18 months following a change-in-control	2,875,000		1,523,894		761,947		–		5,160,841

(1)

For Messrs. LeBlanc, Oosterman, Watson and Kirby, this represents the severance indemnity payable in accordance with their respective employment agreements, as detailed in footnotes (6), (7), (8), (9) and (10) below. There are no special severance provisions in the event of a termination without cause following a change-in-control for Messrs. LeBlanc, Oosterman, Watson and Kirby, and such termination would therefore trigger the provisions set forth for termination without cause, if any.

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11 Compensation of our named executive officers

(2)

Conforming to the Corporation’s non-competition, non-solicitation and confidentiality restrictive covenants until the end of the vesting period will render the individual eligible for continued vesting of RSUs. As of December 31, 2020, our NEOs had the following holdings, evaluated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 31, 2020, of $54.43, under the RSU plan. Accelerated vesting resulting from death was also calculated using the same price:

NAME	NUMBER OF UNITS HELD	VALUE AS OF DECEMBER 31, 2020

G. LeBlanc	15,673	$853,074

W. Oosterman	62,899	$3,423,579

J. Watson	34,403	$1,872,562

B. Kirby	23,966	$1,304,455

(3)

In compliance with Income Tax Act requirements, the company will pay unvested 2020 RSUs elected in DSUs by December 31 of the year after the year of departure, but the participant will remain subject to the Conditions for Continued Vesting for the remainder of the Performance Period. If departure occurs on or after January 1, 2021, DSU payout will occur at time of vesting (December 31, 2022). As of December 31, 2020, our NEOs had the following holdings evaluated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 31, 2020, of $54.43, in unvested DSUs:

NAME	NUMBER OF UNITS HELD	VALUE AS OF DECEMBER 31, 2020

G. LeBlanc	13,302	$724,034

B. Kirby	4,032	$219,439

(4)

Conforming to the Corporation’s non-competition, non-solicitation and confidentiality restrictive covenants until the end of the performance period will render the individual eligible for continued vesting of PSUs. As of December 31, 2020, our NEOs had the following holdings, evaluated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 31, 2020, of $54.43, under the PSU plan. Accelerated vesting resulting from death was also calculated using the same price:

NAME	NUMBER OF UNITS HELD	VALUE AS OF DECEMBER 31, 2020

G. LeBlanc	14,488	$788,584

W. Oosterman	31,450	$1,711,818

J. Watson	17,203	$936,339

B. Kirby	13,999	$761,947

(5)

Conforming to the Corporation’s non-competition, non-solicitation and confidentiality restrictive covenants until the stock option expiry date will render the individual eligible for continued vesting and rights to exercise the stock options granted between 2014 and 2020 until their expiry. In case of death or termination following a change-in-control, the value of the accelerated options is calculated using the closing price of a board lot of common shares of BCE on the Toronto Stock exchange on December 31, 2020 of $54.43. Refer to section 11.3, entitled Incentive plan awards, for complete details on outstanding stock options for our NEOs.

(6)

Mr. LeBlanc’s employment agreement provides for the payment of a severance indemnity equal to 24 months of his base salary and annual short-term incentive award at target in effect at the time of termination if his employment is terminated by the Corporation other than for cause. This payment is subject to Mr. LeBlanc’s compliance with the 12-month non-competition (in Canada) and release provisions of his employment agreement.

(7)

Mr. Oosterman’s employment agreement provides for the payment of a severance indemnity equal to 18 months of his base salary and annual short-term incentive award at target in effect at the time of termination if his employment is terminated by the Corporation other than for cause. This payment is subject to Mr. Oosterman’s compliance with the 12-month non-competition (in Canada) and release provisions of his employment agreement.

(8)	Under the terms of Mr. Oosterman’s 2019 additional grants, retirement before January 1, 2021 is not considered a qualified retirement and treatment upon resignation would apply.

(9)

Mr. Watson’s employment agreement provides for the payment of a severance indemnity equal to 18 months of his base salary and annual short-term incentive award at target in effect at the time of termination if his employment is terminated by the Corporation other than for cause. This payment is subject to Mr. Watson’s compliance with the 12-month non-competition (in Canada) and release provisions of his employment agreement.

(10)

Even though there is no formal agreement between Mr. Kirby and the Corporation with respect to severance in the event of termination without cause, a severance indemnity equal to 23 months of his base salary and annual short-term incentive award at target has been estimated based on his seniority and years of service.

(11)	Excludes pension entitlement; please refer to section 11.5, entitled Pension arrangements for pension amounts.

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12 Other important information

12  Other important information

12.1  Interest of informed persons in material transactions

To the best of our knowledge, there have been no current or nominated directors or executive officers or any associate or affiliate of a current or nominated director or executive officer with a material interest in any transaction since the commencement of our most recently completed financial year or in any proposed transaction that has materially affected us or would materially affect us or any of our subsidiaries.

12.2  Personal loans to directors and officers

The Corporation and its subsidiaries have not granted loans or extended credit to any current or nominated directors or executive officers or to individuals who have held these positions during the last fiscal year, or to any of their associates, and to this extent we are compliant with the prohibition under the Sarbanes-Oxley Act.

12.3  Canadian ownership and control regulations

Since 1993, the Telecommunications Act and associated regulations (Telecom Regulations) have governed Canadian ownership and control of Canadian telecommunications carriers. Bell Canada and other affiliates of BCE that are Canadian carriers are subject to this Act. In 2012, amendments to the Telecommunications Act largely eliminated the foreign ownership restrictions for any carrier that, with its affiliates, has annual revenues from the provision of telecommunications services in Canada that represent less than 10% of the total annual revenues from the provision of these services in Canada, as determined by the CRTC. However, given that Bell Canada and its affiliates exceed this 10% threshold, they remain subject to the pre-existing Canadian ownership and control restrictions, which are detailed below.

Under the Telecommunications Act, in order for a corporation to operate as a Canadian common carrier, the following conditions have to be met:

•	Canadians own at least 80% of its voting shares

•	at least 80% of the members of the carrier company’s board of directors are Canadian

•	the carrier company is not controlled by non-Canadians

In addition, where a parent company (Carrier holding company) owns at least 66 2/3% of the voting shares of the carrier company, the Carrier holding company must have at least 66 2/3% of its voting shares owned by Canadians and must not be controlled by non-Canadians. BCE is a Carrier holding company. The Telecom Regulations give certain powers to the CRTC and to Canadian carriers and Carrier holding companies to monitor and control the level of non-Canadian ownership of voting shares to ensure compliance with the Telecommunications Act. Accordingly, BCE, which controls Bell Canada and other Canadian carriers, must satisfy the following conditions:

•	Canadians own at least 66 2/3% of its voting shares, and

•	it is not controlled by non-Canadians.

The powers under the Telecom Regulations include the right to:

•	suspend the voting rights attached to shares considered to be owned or controlled by non-Canadians

•	refuse to register a transfer of voting shares to a non-Canadian, and

•	force a non-Canadian to sell his or her voting shares.

However, in our case, there is an additional control restriction under the Bell Canada Act. Prior approval by the CRTC is necessary for any sale or other disposal of Bell Canada’s voting shares unless BCE retains at least 80% of all Bell Canada voting shares.

Similarly, the Canadian ownership rules under the Broadcasting Act for broadcasting licensees, such as Bell Media and Bell Canada, generally mirror the rules for Canadian-owned and -controlled common carriers under the Telecommunications Act by restricting allowable foreign investments in voting shares at the licensee operating company level to a maximum of 20% and at the holding company level to a maximum of 33 1/3%. An additional requirement under these Canadian broadcasting ownership rules is that the CEO of a company that is a licensed broadcasting undertaking must be a Canadian citizen or permanent resident of Canada. The CRTC is precluded under a direction issued under the Broadcasting Act from issuing, amending or renewing a broadcasting licence of an applicant that does not satisfy these Canadian ownership and control criteria.

Cultural concerns over increased foreign control of broadcasting activities also require broadcasting licensees to establish programming committees when foreign investment in their holding company, while within permissible limits, exceeds 20%. In line with CRTC practice, programming committees have been established within the relevant subsidiary licensees, thereby allowing foreign investment in voting shares of BCE to reach the maximum of 33 1/3%.

We monitor the level of non-Canadian ownership of our common shares and provide periodic reports to the CRTC.

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12 Other important information

12.4  How to request more information

Additional financial information is contained in BCE’s consolidated financial statements and MD&A for the year ended December 31, 2020. These documents are also available on our website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov. All of our news releases are available on our website. You can also request a copy of these documents, as well as the documents listed below, at no charge:

•	our most recent annual report, which includes our comparative financial statements and MD&A for the most recently completed financial year, together with the accompanying auditors’ report

•	any interim financial reports that were filed after the financial statements for our most recently completed financial year

•	our MD&A for the interim periods

•	the circular for our most recent annual shareholder meeting, and

•	our most recent AIF, together with any document, or the relevant pages of any document, incorporated by reference into it.

Please write to the Corporate Secretary’s Office or the Investor Relations Group at 1 Carrefour Alexander-Graham-Bell, Building A, 7th floor, Verdun, Québec, Canada, H3E 3B3 or call 1-800-339-6353.

If you have any questions about the information contained in this document or require assistance in completing your proxy form or voting instruction form, please contact the Corporation’s proxy solicitation agent, D.F. King Canada, by email at inquiries@dfking.com, by telephone at 1-866-822-1244 (toll free within Canada and the United States) or 416-682-3825 (banks, brokers and collect calls outside Canada and the United States) for service in English and French.

12.5  Shareholder proposals for our 2022 annual meeting

We will consider proposals from shareholders to include as items in the management proxy circular for our 2022 annual shareholder meeting.

Your proposals must be received by us by December 6, 2021.

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13 Schedule A – Withdrawn shareholder proposal

13  Schedule A – Withdrawn shareholder proposal

One shareholder proposal has been submitted by the Mouvement d’éducation et de défense des actionnaires (MÉDAC) for consideration at the meeting and was withdrawn after discussion with management. The full text of the withdrawn proposal and supporting comments are set out below (translation of the original proposal submitted by MÉDAC in French).

WITHDRAWN PROPOSAL – PURPOSE AND UNDERTAKING

Be it resolved that the Board of Directors and management identify the purpose of BCE as an organization and that a Board committee be mandated to monitor the deployment of policies, undertakings and initiatives implemented to achieve this new strategic direction, particularly in terms of health, environment, human resources and stakeholder relations.

In August 2019, the Business Roundtable, an association whose members are executives of major U.S. companies, published a statement to the effect that the purpose of a company could not be limited solely to the pursuit of profit and should take into account all stakeholders that may be affected by its activity: clients, employees, suppliers, communities and shareholders. Without social utility, businesses lose any reason to exist.

The purpose of a business is how it intends to play a role in society beyond its sole economic activity. According to Jean-Dominique Sénard, President of Renault, [translation] “The purpose makes it possible to connect the past with the present; It’s the company’s DNA. It has no economic significance, but rather is a matter of vision and meaning.” (1) Basically, it is the contribution the company wishes to make to the main social, societal, environmental and economic issues in its field of activity by involving its main stakeholders.

Although many companies have taken several good initiatives in this direction over time, reading the various institutional reports does not provide a purpose that meets the definition cited previously. In addition, there does not exist a board committee whose mandate is to coordinate all actions that support the achievement of the purpose chosen. More specifically, the mission of this committee should be to:

•

prepare and inform the Board’s work with respect to the deployment of policies, undertakings and initiatives implemented by BCE as part of its strategic orientations, particularly in terms of health, environment and human resources

•	open a dialogue with the various stakeholders regarding its progress toward such objectives and report on its meetings to the Board

•	review the extra-financial reporting and control systems and the main achievements of the extra-financial information published by BCE, and

•	inform shareholders of the various issues raised by its work.

For such a concept of purpose to become a concrete reality and not just a marketing slogan, it is important that it find a tangible expression in an institution’s governance practices.

In closing, we note that, for a growing portion of investors, organizations without social purpose lose any reason to exist.

(1)

Jean-Dominique Senard: “Le sens et le pourquoi nourrissent la motivation,” Les Échos, June 8, 2018 https://business.lesechos.fr/directions-generales/innovation/innovation-sociale/0301754783119-jean -dominique-senard-president-de-michelin-le-sens-et-le-pourquoi-nourrissent-la-motivation-321483.php

The Board of Directors’ comments with regard to this withdrawn proposal are as follows:

Bell’s goal is to advance how Canadians connect with each other and the world, a purpose enabled by our commitment to lead investment in the network and service innovation that will bring the benefits of the ongoing digital communications revolution to our stakeholders throughout the country.

To achieve our goal in a new world of communication possibilities, Bell is focused on delivering the best networks, services and content to urban and rural locations alike while championing customer experience at every level. Our team of approximately 50,000 people works in a responsible, ethical and sustainable manner with a clear understanding of the importance of Bell’s significant contributions to communities large and small in every province and territory of Canada.

The COVID crisis has underscored the broad and pivotal role that Bell plays in Canada’s social and economic prosperity. Operating the country’s core network backbone and offering the top brands in communications and media, the Bell team has kept Canadians connected, informed and entertained throughout COVID-19, ensuring consumers, businesses, governments and emergency responders have the communications resources and reliability they need to keep Canada moving forward.

When the mandates of Board committees are reviewed in 2021, the mandate of the Corporate Governance Committee will be amended to add oversight of Bell’s purpose to the committee’s responsibilities.

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